09011418

Proxy Statement

Dear Stockholder:

April 13, 2009

You are cordially invited to attend the annual meeting of stockholders of iRobot Corporation to be held at 2:00 p.m., local time, on Thursday, May 28, 2009 at iRobot Corporation headquarters located at 8 Crosby Drive, Bedford, Massachusetts 01730.

At this annual meeting, you will be asked to elect three class I directors for three-year terms, to ratify the appointment of our independent registered public accountants, and to approve an amendment to the 2005 Stock Option and Incentive Plan and a stock option exchange program for eligible iRobot Corporation employees, excluding, among others, our executive officers. The board of directors unanimously recommends that you vote FOR election of the director nominees, FOR ratification of appointment of our independent registered public accountants, and FOR the amendment to the 2005 Stock Option and Incentive Plan and a stock option exchange program for eligible employees, excluding, among others, our executive officers.

Details regarding the matters to be acted upon at this annual meeting appear in the accompanying proxy statement. Please give this material your careful attention.

Whether or not you plan to attend the annual meeting, we urge you to sign and return the enclosed proxy so that your shares will be represented at the annual meeting. If you attend the annual meeting, you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

Very truly yours,

COLIN M. ANGLE
Chief Executive Officer & Chairman of the Board

iROBOT CORPORATION

8 Crosby Drive
Bedford, Massachusetts 01730
(781) 430-3000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 28, 2009

To the Stockholders of iRobot Corporation:

The annual meeting of stockholders of iRobot Corporation, a Delaware corporation (the "Company"), will be held on Thursday, May 28, 2009, at 2:00 p.m., local time, at iRobot Corporation headquarters located at 8 Crosby Drive, Bedford, Massachusetts 01730, for the following purposes:

1. To elect three (3) class I directors, nominated by the Board of Directors, each to serve for a three-year term and until his successor has been duly elected and qualified or until his earlier resignation or removal;

2. To ratify the appointment of the accounting firm of PricewaterhouseCoopers LLP as the Company's independent registered public accountants for the current fiscal year;

3. To approve an amendment to the 2005 Stock Option and Incentive Plan and a stock option exchange program for eligible iRobot Corporation employees, excluding, among others, our executive officers, which would enable them to exchange certain out-of-the-money stock options issued under the Company's equity plans, for new stock options exercisable for fewer shares of common stock with lower exercise prices and extended vesting terms, and:

4. To transact such other business as may properly come before the annual meeting and any adjournments or postponements thereof.

Proposal 1 relates solely to the election of three (3) class I directors nominated by the board of directors and does not include any other matters relating to the election of directors, including without limitation, the election of directors nominated by any stockholder of the Company.

Only stockholders of record at the close of business on April 9, 2009, are entitled to notice of and to vote at the annual meeting and at any adjournment or postponement thereof.

All stockholders are cordially invited to attend the annual meeting in person. However, to assure your representation at the annual meeting, we urge you, whether or not you plan to attend the annual meeting, to sign and return the enclosed proxy so that your shares will be represented at the annual meeting. If you attend the annual meeting, you may vote in person even if you have previously returned your proxy card. Directions to iRobot Corporation headquarters can be found at the Company's website, http://www.irobot.com.

By Order of the Board of Directors,

GLEN D. WEINSTEIN
Senior Vice President,
General Counsel and Secretary

Bedford, Massachusetts
April 13, 2009

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 28, 2009. THE PROXY STATEMENT AND ANNUAL REPORT TO SHAREHOLDERS ARE AVAILABLE AT http://materials.proxyvote.com/462726

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

IN ACCORDANCE WITH OUR SECURITY PROCEDURES, ALL PERSONS ATTENDING THE ANNUAL MEETING WILL BE REQUIRED TO PRESENT PICTURE IDENTIFICATION.

iROBOT CORPORATION

8 Crosby Drive
Bedford, Massachusetts 01730

PROXY STATEMENT
For the Annual Meeting of Stockholders
To Be Held on May 28, 2009

April 13, 2009

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of iRobot Corporation, a Delaware corporation (the "Company"), for use at the annual meeting of stockholders to be held on Thursday, May 28, 2009, at 2:00 p.m., local time, at iRobot Corporation headquarters located at 8 Crosby Drive, Bedford, Massachusetts 01730, and any adjournments or postponements thereof. An annual report to stockholders, containing financial statements for the fiscal year ended December 27, 2008, is being mailed together with this proxy statement to all stockholders entitled to vote at the annual meeting. This proxy statement and the form of proxy are expected to be first mailed to stockholders on or about April 21, 2009.

The purposes of the annual meeting are to elect three class I directors for three-year terms, to ratify the appointment of the Company's independent registered public accountants, and to approve an amendment to the 2005 Stock Option and Incentive Plan (the "2005 Plan") and a stock option exchange program for eligible employees, excluding, among others, our executive officers. Only stockholders of record at the close of business on April 9, 2009 will be entitled to receive notice of and to vote at the annual meeting. As of March 27, 2009, 24,941,889 shares of common stock, $.01 par value per share, of the Company were issued and outstanding. The holders of common stock are entitled to one vote per share on any proposal presented at the annual meeting.

Stockholders may vote in person or by proxy. If you attend the annual meeting, you may vote in person even if you have previously returned your proxy card. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of the Company, before the taking of the vote at the annual meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly completing a later-dated proxy relating to the same shares and delivering it to the Secretary of the Company before the taking of the vote at the annual meeting, or (iii) attending the annual meeting and voting in person (although attendance at the annual meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary, before the taking of the vote at the annual meeting.

The representation in person or by proxy of at least a majority of the outstanding shares of common stock entitled to vote at the annual meeting is necessary to constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the annual meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because, with respect to such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

For Proposal 1, the election of class I directors, the nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the annual meeting shall be elected as directors. For Proposal 2, the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accountants for the current fiscal year, and for Proposal 3, the approval of an amendment to the 2005 Plan and a stock option exchange program for eligible employees, excluding, among others, our executive officers, an affirmative vote of a majority of the shares present, in person or represented by proxy, and voting on each such matter is required for approval. Abstentions are included in the number of shares present or represented and voting on each matter. Broker "non-votes" are not considered voted for the particular matter and have the effect of reducing the number of affirmative votes required to achieve a majority for such matter by reducing the total number of shares from which the majority is calculated.

The person named as attorney-in-fact in the proxies, Glen D. Weinstein, was selected by the board of directors and is an officer of the Company. All properly executed proxies returned in time to be counted at the annual meeting will be voted by such person at the annual meeting. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such proxies will be voted FOR election of the director nominees, FOR ratification of the appointment of our independent registered public accountants and FOR the approval of an amendment to the 2005 Plan and a stock option exchange program for eligible employees, excluding, among others, our executive officers.

Aside from the election of directors, ratification of the appointment of the independent registered public accountants, and approval of an amendment to the 2005 Plan and a stock option exchange program for eligible employees, the board of directors knows of no other matters to be presented at the annual meeting. If any other matter should be presented at the annual meeting upon which a vote properly may be taken, shares represented by all proxies received by the board of directors will be voted with respect thereto in accordance with the judgment of the person named as attorney-in-fact in the proxies.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of March 27, 2009: (i) by each person who is known by the Company to beneficially own more than 5% of the outstanding shares of common stock; (ii) by each director or nominee of the Company; (iii) by each named executive officer of the Company; and (iv) by all directors and executive officers of the Company as a group. Unless otherwise noted below, the address of each person listed on the table is c/o iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)
OppenheimerFunds, Inc.(3) 2 World Financial Center 225 Liberty Street New York, NY 10281-1008	2,571,257	10.3%
BlackRock, Inc.(4) 40 East 52nd Street New York, NY 10022	1,399,950	5.6%
Morgan Stanley(5) 1585 Broadway New York, NY 10036	1,242,630	5.0%
Colin M. Angle(6)	1,906,292	7.6%
John J. Leahy	0	*
Joseph W. Dyer(7)	247,267	1.0%
Glen D. Weinstein(8)	113,636	*
Alison Dean(9)	30,724	*
Rodney A. Brooks, Ph.D.(10)	1,266,939	5.1%
Ronald Chwang(11)	754,681	3.0%
Jacques S. Gansler(12)	61,401	*
Andrea Geisser(13)	50,775	*
Helen Greiner(14)	1,530,178	6.1%
George C. McNamee(15)	107,128	*
Peter T. Meekin(16)	48,000	*
Paul J. Kern(17)	34,001	*
Geoffrey P. Clear(18)	182,140	*
All executive officers, directors and nominees as a group (19) (13 persons)	6,151,022	24.7%

* Represents less than 1% of the outstanding common stock.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Pursuant to the rules of the Securities and Exchange Commission, the number of shares of common stock deemed outstanding includes (i) shares issuable pursuant to options held by the respective person or group that are currently exercisable or may be exercised within 60 days of March 27, 2009 and (ii) shares issuable pursuant to restricted stock units held by the respective person or group that vest within 60 days of March 27, 2009.

(2) Applicable percentage of ownership as of March 27, 2009 is based upon 24,941,889 shares of common stock outstanding.

(3) OppenheimerFunds, Inc. has shared voting power and shared dispositive power with respect to all of these shares. This information has been obtained from a Schedule 13G/A filed by OppenheimerFunds, Inc. with the Securities and Exchange Commission on January 26, 2009, and includes 2,500,000 shares over which Oppenheimer Global Opportunity Fund has shared voting and shared dispositive power. The address of Oppenheimer Global Opportunity Fund is 6803 S. Tucson Way, Centennial, CO 80112.

(4) BlackRock, Inc. has shared voting power and shared dispositive power with respect to all of these shares. This information has been obtained from a Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 10, 2009.

(5) Morgan Stanley has sole voting power with respect to 1,143,868 of these shares and sole dispositive power with respect to all of these shares. This information has been obtained from a Schedule 13G filed by Morgan Stanley with the Securities and Exchange Commission on February 17, 2009.

(6) Includes 17,167 shares issuable to Mr. Angle upon exercise of stock options, 4,075 shares issuable to Mr. Angle upon vesting of restricted stock units and 190,549 shares held in a trust for the benefit of certain of his family members.

(7) Includes 200,416 shares issuable to Mr. Dyer upon exercise of stock options and 2,875 shares issuable to Mr. Dyer upon vesting of restricted stock units.

(8) Includes 104,202 shares issuable to Mr. Weinstein upon exercise of stock options and 1,838 shares issuable to Mr. Weinstein upon vesting of restricted stock units.

(9) Includes 28,567 shares issuable to Ms. Dean upon exercise of stock options.

(10) Includes 4,667 shares issuable to Dr. Brooks upon exercise of stock options.

(11) Includes an aggregate of 526,970 shares held by iD5 Fund, L.P. Dr. Chwang is a general partner of the management company for iD5 Fund, L.P. and may be deemed to share voting and investment power with respect to all shares held by iD5 Fund, L.P. Dr. Chwang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. Also includes 34,001 shares issuable to Dr. Chwang upon exercise of stock options and 193,710 shares held in a trust for the benefit of certain of his family members.

(12) Includes 60,001 shares issuable to Dr. Gansler upon exercise of stock options.

(13) Includes 34,001 shares issuable to Mr. Geisser upon exercise of stock options and 3,868 shares issuable to Mr. Geisser upon vesting of phantom stock.

(14) Includes 10,667 shares issuable to Ms. Greiner upon exercise of stock options and 2,200 shares issuable to Ms. Greiner upon vesting of restricted stock units.

(15) Includes 34,001 shares issuable to Mr. McNamee upon exercise of stock options and 3,487 shares issuable to Mr. McNamee upon vesting of phantom stock.

(16) Includes 34,001 shares issuable to Mr. Meekin upon exercise of stock options and 3,481 shares issuable to Mr. Meekin upon vesting of phantom stock.

(17) Consists of 34,001 shares issuable to Mr. Kern upon exercise of stock options.

(18) Includes 123,350 shares held by Geoffrey P. Clear and Marjorle P. Clear (JTWROS), over which Mr. Clear and Mrs. Clear share voting power and investment power.

(19) Includes an aggregate of 595,692 shares issuable upon exercise of stock options held by twelve (12) executive officers and directors, an aggregate of 10,988 shares issuable pursuant to restricted stock units held by four (4) executive officers and directors, and an aggregate of 10,836 shares issuable upon vesting of phantom stock to three (3) directors. Excludes securities beneficially owned by Mr. Clear, who is no longer employed by the Company, and Jeffrey A. Beck, who was appointed President, Home Robots as of April 1, 2009.

PROPOSAL 1

ELECTION OF DIRECTORS

Nominees

Our board of directors currently consists of nine members. Our amended and restated certificate of incorporation divides the board of directors into three classes. One class is elected each year for a term of three years. The board of directors, upon the recommendation of the nominating and corporate governance committee, has nominated Colin M. Angle, Ronald Chwang, Ph.D., and Paul J. Kern, Gen. U.S. Army (ret.) and recommended that each be elected to the board of directors as a class I director, each to hold office until the annual meeting of stockholders to be held in the year 2012 and until his successor has been duly elected and qualified or until his earlier death, resignation or removal. Messrs. Angle and Kern and Dr. Chwang are class I directors whose terms expire at this annual meeting. Mr. Angle serves as our chairman of the board and chief executive officer. The board of directors is also composed of (i) three class II directors (Helen Greiner, George C. McNamee and Peter T. Meekin), whose terms expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2010 and (ii) three class III Directors (Rodney A. Brooks, Ph.D., Andrea Geisser, and Jacques S. Gansler, Ph.D.) whose terms expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2011.

The board of directors knows of no reason why any of the nominees would be unable or unwilling to serve, but if any nominee should for any reason be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the board of directors may recommend in the place of such nominee. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE *"FOR"* THE NOMINEES LISTED BELOW.

The following table sets forth the nominees to be elected at the annual meeting and continuing directors, the year each such nominee or director was first elected a director, the positions with us currently held by each nominee and director, the year each nominee's or director's current term will expire and each nominee's and director's current class:

Nominee's or Director's Name and Year First Became a Director	Position(s) with the Company	Year Current Term Will Expire	Current Class of Director
Nominees for Class I Directors:			
Colin M. Angle 1992	Chairman of the Board, Chief Executive Officer and Director	2009	I
Ronald Chwang, Ph.D. 1998	Director	2009	I
Paul J. Kern, Gen. U.S. Army (ret.) 2006	Director	2009	I
Continuing Directors:			
Helen Greiner 1994	Director	2010	II
George C. McNamee 1999	Director	2010	II
Peter T. Meekin 2003	Director	2010	II
Rodney A. Brooks, Ph.D. 1990	Director	2011	III
Andrea Geisser 2004	Director	2011	III
Jacques S. Gansler, Ph.D. 2003	Director	2011	III

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the director nominees to be elected at the annual meeting, the directors and the executive officers of the Company, their ages immediately prior to the annual meeting, and the positions currently held by each such person with the Company.

Name	Age	Position
Colin M. Angle	41	Chairman of the Board, Chief Executive Officer and Director
John J. Leahy	50	Executive Vice President, Chief Financial Officer and Treasurer
Jeffrey A. Beck	46	President, Home Robots
Joseph W. Dyer	62	President, Government & Industrial
Glen D. Weinstein	38	Senior Vice President, General Counsel and Secretary
Alison Dean	44	Vice President, Financial Controls & Analysis
Rodney A. Brooks, Ph.D.	54	Director
Ronald Chwang, Ph.D.(1)	61	Director
Jacques S. Gansler, Ph.D.(2)	74	Director
Andrea Geisser(3)	66	Director
Helen Greiner	41	Director
George C. McNamee(1)(2)(3)	62	Director
Peter T. Meekin(2)(3)	59	Director
Paul J. Kern, Gen. U.S. Army (ret)(1)	63	Director

(1) Member of compensation committee

(2) Member of nominating and corporate governance committee

(3) Member of audit committee

Colin M. Angle, a co-founder of iRobot, has served as chairman of the board since October 2008, as chief executive officer since June 1997, and prior to that, as our president since November 1992. Mr. Angle has also served as a director since October 1992. Mr. Angle also worked at the National Aeronautical and Space Administration's Jet Propulsion Laboratory where he participated in the design of the behavior-controlled rovers that led to Sojourner exploring Mars in 1997. Mr. Angle holds a B.S. in Electrical Engineering and an M.S. in Computer Science, both from MIT.

John J. Leahy has served as our executive vice president, chief financial officer and treasurer since June 2008. From August 2007 to September 2007, Mr. Leahy, served as executive vice president, chief financial officer, principal financial/accounting officer and assistant treasurer of The Hanover Insurance Group, Inc. From 1999 to 2007, Mr. Leahy served as executive vice president and chief financial officer of Keane, Inc., and served as interim president and chief executive officer from May 2006 to January 2007. Mr. Leahy received a B.S. in Finance from Merrimack College and an M.B.A. from Boston College.

Jeffrey A. Beck has served as the president of our home robots division since April 2009. Prior to joining iRobot, Mr. Beck served at AMETEK Corporation as senior vice president and general manager, Aerospace & Defense from 2008 to 2009 and as vice president & general manager, Power Systems and Instruments Division from 2004 to 2008. From 1996 to 2004, Mr. Beck served in a number of positions at Danaher Corporation, including president, Danaher Precision Systems Division and vice president of sales, Kollmorgen I&C Division. Mr. Beck holds a B.S. in Mechanical Engineering from the New Jersey Institute of Technology and an M.B.A. from Boston University.

Joseph W. Dyer has served as the president of our government and industrial robots division since July 2006. Mr. Dyer served as executive vice president and general manager of our government and industrial robots division from September 2003 until July 2006. Prior to joining iRobot, Mr. Dyer served for 32 years in the U.S. Navy. From July 2000 until July 2003, he served as Vice Admiral commanding the Naval Air Systems Command at which he was responsible for research and development, procurement and in-service support for naval aircraft, weapons and sensors. He is an elected fellow in the Society of Experimental Test Pilots and the National Academy of Public Administration. He also chairs NASA's Aerospace Safety Advisory Panel. Mr. Dyer holds a B.S. in Chemical Engineering from North Carolina State University and an M.S. in Finance from the Naval Postgraduate School, Monterey, California.

Glen D. Weinstein has served as our general counsel since July 2000. Since February 2005, Mr. Weinstein has also served as a senior vice president, and he served as a vice president from February 2002 to January 2005. Since March 2004, he has also served as our secretary. Prior to joining iRobot, Mr. Weinstein was with Covington & Burling, a law firm in Washington, D.C. Mr. Weinstein holds a B.S. in Mechanical Engineering from MIT and a J.D. from the University of Virginia School of Law.

Alison Dean has served as our vice president, financial controls & analysis and principal accounting officer since March 2007. Ms. Dean served as our vice president, financial planning & analysis from August 2005 until March 2007. From 1995 to August 2005, Ms. Dean served in a number of positions at 3Com Corporation, including vice president and corporate controller from 2004 to 2005 and vice president of finance — worldwide sales from 2003 to 2004. Ms. Dean holds a B.A. in Business Economics from Brown University and an M.B.A. from Boston University.

Rodney A. Brooks, Ph.D., a co-founder of iRobot, has served as a director since our inception in August 1990, and from inception until February 2004, as the chairman of the board of directors. Dr. Brooks held various positions at iRobot since our inception, including chief technology officer from June 1997 until September 2008, and prior to that, treasurer and president. In September 2008, Dr. Brooks co-founded Heartland Robotics to develop low-cost industrial robots that will empower workers and serves as its chairman and chief technology officer. Dr. Brooks has taken a leave from his position as Panasonic Professor of Robotics at MIT. From August 1997 until June 2003, he was the director of the MIT Artificial Intelligence Laboratory. Dr. Brooks is a member of the National Academy of Engineering. Dr. Brooks holds a degree in pure mathematics from the Flinders University of South Australia and a Ph.D. in Computer Science from Stanford University.

Ronald Chwang, Ph.D, has served as a director since November 1998. Dr. Chwang is the chairman and president of iD Ventures America, LLC (formerly known as Acer Technology Ventures) under the iD SoftCapital Group, a venture investment and management consulting service group formed in January 2005. From August 1998 until December 2004, Dr. Chwang was the chairman and president of Acer Technology Ventures, LLC, managing high-tech venture investment activities in North America. Dr. Chwang also serves on the board of directors of Silicon Storage Technology, Inc. and a number of other private high tech companies. Dr. Chwang holds a B.Eng. (with honors) in Electrical Engineering from McGill University and a Ph.D. in Electrical Engineering from the University of Southern California.

Jacques S. Gansler, Ph.D. has served as a director since July 2004. Dr. Gansler has been a professor at the University of Maryland, where he leads the school's Center for Public Policy and Private Enterprise, since January 2001. From November 1997 until January 2001, Dr. Gansler served as the Under Secretary of Defense for Acquisition, Technology and Logistics for the U.S. federal government. Dr. Gansler holds a B.E. in electrical engineering from Yale University, an M.S. in Electrical Engineering from Northeastern University, an M.A. in Political Economy from New School for Social Research, and a Ph.D. in Economics from American University.

Andrea Geisser has served as a director since March 2004. Mr. Geisser is currently a senior advisor to Fenway Partners Resources, a private equity firm, and senior advisor to Zephyr Management Inc., a global private equity firm. From 1995 to 2005, Mr. Geisser was a managing director of Fenway Partners. Prior to founding Fenway Partners, Mr. Geisser was a managing director of Butler Capital Corporation. Prior to that, he was a managing director of Onex Investment Corporation, a Canadian management buyout company. From 1974 to 1986, he was a senior officer of Exor America. Mr. Geisser has been a board member and audit committee member of several private companies. Mr. Geisser holds a bachelor's degree from Bocconi University in Milan, Italy and a P.M.D. from Harvard Business School.

Helen Greiner, a co-founder of iRobot, has served as a director since July 1994. Ms. Greiner also served as president of iRobot from June 1997 until February 2004 and as chairman of the board from February 2004 until October 2008. In October 2008, Ms. Greiner resigned as an employee of iRobot and as chairman of the board to become chairman, president & CEO of The Droid Works. Prior to joining iRobot, Ms. Greiner founded California Cybernetics, a company commercializing Jet Propulsion Laboratory technology. She has been honored by Technology Review Magazine as an "Innovator for the Next Century." Ms. Greiner holds a B.S. in Mechanical Engineering and an M.S. in Computer Science, both from MIT.

George C. McNamee has served as a director since August 1999. Mr. McNamee is a managing partner of FA Technology Ventures, an information and energy technology venture capital firm. From 1984 to 2007, Mr. McNamee served as chairman of First Albany Companies Inc., a specialty investment banking firm. Mr. McNamee serves as chairman of the board of directors of Plug Power Inc. and is a director of Broadpoint Securities Group, Inc. and several private companies. He is a Trustee of the American Friends of Eton College and the Albany Academies. Mr. McNamee holds a B.A. from Yale University.

Peter T. Meekin has served as a director since February 2003. Mr. Meekin has been a managing director of Trident Capital, a venture capital firm, since 1998. Prior to joining Trident Capital, he was vice president of venture development at Enterprise Associates, LLC, the venture capital division of IMS Health. Mr. Meekin holds a B.S. in Mathematics from the State University of New York at New Paltz.

Paul J. Kern, Gen. U.S. Army (ret.) has served as a director since May 2006. Gen. Kern has served as president and chief operating officer of AM General LLC since 2008, and as a senior counselor to The Cohen Group, an international strategic business consulting firm, from January 2005 until 2008. From 1963 to 2004, Gen. Kern served in the U.S. Army and, from October 2001 to November 2004, as Commanding General of the U.S. Army Materiel Command. Prior to his command in the U.S. Army Materiel Command, he served as the military deputy to the Assistant Secretary of the Army for Acquisition, Logistics and Technology. Gen. Kern also serves on the board of directors of ITT Corporation. He holds a B.S. from the United States Military Academy at West Point, an M.S. in Civil Engineering from the University of Michigan and an M.S. in Mechanical Engineering from the University of Michigan.

Our executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified or until their earlier death, resignation or removal.

CORPORATE GOVERNANCE AND BOARD MATTERS

Independence of Members of the Board of Directors

The board of directors has determined that Drs. Chwang and Gansler and Messrs. Geisser, McNamee, Meekin and Kern are independent within the meaning of the director independence standards of The NASDAQ Stock Market, Inc., or NASDAQ, and the Securities and Exchange Commission, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Furthermore, the board of directors has determined that each member of each of the committees of the board of directors is independent within the meaning of the director independence standards of NASDAQ and the Securities and Exchange Commission.

Executive Sessions of Independent Directors

Executive sessions of the independent directors are held prior to each regularly scheduled in-person meeting of the board of directors. Executive sessions do not include any of our non-independent directors and are chaired by a lead independent director who is appointed annually by the board of directors from our independent directors. Mr. McNamee currently serves as the lead independent director. In this role, Mr. McNamee serves as chairperson of the independent director sessions and assists the board in assuring effective corporate governance. The independent directors of the board of directors met in executive session four (4) times in 2008.

Policies Governing Director Nominations

Director Qualifications

The nominating and corporate governance committee of the board of directors is responsible for reviewing with the board of directors from time to time the appropriate qualities, skills and characteristics desired of members of the board of directors in the context of the needs of the business and current make-up of the board of directors. This assessment includes consideration of the following minimum qualifications that the nominating and corporate governance committee believes must be met by all directors:

- nominees must have experience at a strategic or policy making level in a business, government, non-profit or academic organization of high standing;
- nominees must be highly accomplished in his or her respective field, with superior credentials and recognition;
- nominees must be well regarded in the community and shall have a long-term reputation for the highest ethical and moral standards;
- nominees must have sufficient time and availability to devote to the affairs of the Company, particularly in light of the number of boards on which the nominee may serve;
- nominees must be free of conflicts of interest and potential conflicts of interest, in particular with relationships with other boards; and
- nominees must, to the extent such nominee serves or has previously served on other boards, demonstrate a history of actively contributing at board meetings.

The board of directors seeks members from diverse professional backgrounds who combine a broad spectrum of relevant industry and strategic experience and expertise that, in concert, offer us and our stockholders diversity of opinion and insight in the areas most important us and our corporate mission. In addition, nominees for director are selected to have complementary, rather than overlapping, skill sets. All candidates for director nominee must have time available to devote to the activities of the board of directors. The nominating and corporate governance committee also considers the independence of candidates for director nominee, including the appearance of any conflict in serving as a director. Candidates for director nominee who do not meet all of these criteria may still be considered for nomination to the board of directors, if the nominating and corporate governance committee believes that the candidate will make an exceptional contribution to us and our stockholders.

Process for Identifying and Evaluating Director Nominees

The board of directors is responsible for selecting its own members. The board of directors delegates the selection and nomination process to the nominating and corporate governance committee, with the expectation that other members of the board of directors, and of management, will be requested to take part in the process as appropriate.

Generally, the nominating and corporate governance committee identifies candidates for director nominee in consultation with management, through the use of search firms or other advisors, through the recommendations submitted by stockholders or through such other methods as the nominating and corporate governance committee deems to be helpful to identify candidates. Once candidates have been identified, the nominating and corporate governance committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the nominating and corporate governance committee. The nominating and corporate governance committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that the nominating and corporate governance committee deems to be helpful in the evaluation process. The nominating and corporate governance committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the board of directors. Based on the results of the evaluation process, the nominating and corporate governance committee recommends candidates for the board of directors' approval as director nominees for election to the board of directors. The nominating and corporate governance committee also recommends candidates to the board of directors for appointment to the committees of the board of directors.

Proxy Statement

Procedures for Recommendation of Director Nominees by Stockholders

The nominating and corporate governance committee will consider director nominee candidates who are recommended by our stockholders. Stockholders, in submitting recommendations to the nominating and corporate governance committee for director nominee candidates, shall follow the following procedures:

The nominating and corporate governance committee must receive any such recommendation for nomination not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date of the proxy statement delivered to stockholders in connection with the preceding year's annual meeting.

All recommendations for nomination must be in writing and include the following:

- Name and address of the stockholder making the recommendation, as they appear on our books and records, and of such record holder's beneficial owner;
- Number of shares of our capital stock that are owned beneficially and held of record by such stockholder and such beneficial owner;
- Name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the individual recommended for consideration as a director nominee;
- All other information relating to the recommended candidate that would be required to be disclosed in solicitations of proxies for the election of directors or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including the recommended candidate's written consent to being named in the proxy statement as a nominee and to serving as a director if approved by the board of directors and elected; and
- A written statement from the stockholder making the recommendation stating why such recommended candidate meets our criteria and would be able to fulfill the duties of a director.

Nominations must be sent to the attention of our secretary by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: Secretary of iRobot Corporation

Our secretary will promptly forward any such nominations to the nominating and corporate governance committee. Once the nominating and corporate governance committee receives the nomination of a candidate and the candidate has complied with the minimum procedural requirements above, such candidacy will be evaluated and a recommendation with respect to such candidate will be delivered to the board of directors.

Policy Governing Security Holder Communications with the Board of Directors

The board of directors provides to every security holder the ability to communicate with the board of directors as a whole and with individual directors on the board of directors through an established process for security holder communication as follows:

For communications directed to the board of directors as a whole, security holders may send such communications to the attention of the chairman of the board of directors by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: Chairman of the Board, c/o Secretary

For security holder communications directed to an individual director in his or her capacity as a member of the board of directors, security holders may send such communications to the attention of the individual director by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: [Name of the director], c/o Secretary

We will forward any such security holder communication to the chairman of the board, as a representative of the board of directors, or to the director to whom the communication is addressed, on a periodic basis. We will forward such communications by certified U.S. mail to an address specified by each director and the chairman of the board for such purposes or by secure electronic transmission.

Policy Governing Director Attendance at Annual Meetings of Stockholders

Our policy is to schedule a regular meeting of the board of directors on the same date as our annual meeting of stockholders and, accordingly, directors are encouraged to be present at our stockholder meetings. All nine (9) board members attended the annual meeting of stockholders held in 2008.

Board of Directors Evaluation Program

The board of directors performs annual self-evaluations of its composition and performance, including evaluations of its standing committees and individual evaluations for each director. In addition, each of the standing committees of the board of directors conducts it own self-evaluation, which is reported to the board of directors. The board of directors retains the authority to engage its own advisors and consultants.

For more corporate governance information, you are invited to access the Corporate Governance section of our website available at http://www.irobot.com.

Code of Ethics

We have adopted a "code of ethics," as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act, that applies to all of our directors and employees worldwide, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. A current copy of the Code of Business Conduct and Ethics is available at the Corporate Governance section of our website at http://www.irobot.com. A copy of the Code of Business Conduct and Ethics may also be obtained, free of charge, from us upon a request directed to: iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Investor Relations. We intend to disclose any amendment to or waiver of a provision of the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on its website available at http://www.irobot.com and/or in our public filings with the Securities and Exchange Commission.

For more corporate governance information, you are invited to access the Corporate Governance section of our website available at http://www.irobot.com.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board of Directors

The board of directors met nine (9) times during the fiscal year ended December 27, 2008, and took action by unanimous written consent two (2) times. Each of the directors attended at least 75% of the aggregate of the total number of meetings of the board of directors and the total number of meetings of all committees of the board of directors on which they served during fiscal 2008. The board of directors has the following standing committees: audit committee; compensation committee; and nominating and corporate governance committee, each of which operates pursuant to a separate charter that has been approved by the board of directors. A current copy of each charter is available at http://www.irobot.com. Each committee reviews the appropriateness of its charter at least annually. Each committee retains the authority to engage its own advisors and consultants. The composition and responsibilities of each committee are summarized below.

Audit Committee

The audit committee of the board of directors currently consists of Messrs. Geisser, McNamee and Meekin, each of whom is an independent director within the meaning of the director independence standards of NASDAQ and the Securities and Exchange Commission, or SEC, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Geisser serves as the chairman of the audit committee. In addition, the board of directors has determined that Mr. Geisser is financially literate and that Mr. Geisser qualifies as an "audit committee financial expert" under the rules of the SEC. Stockholders should understand that this designation is a disclosure requirement of the SEC related to Mr. Geisser's experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon Mr. Geisser any duties, obligations or liability that are greater than are generally imposed on him as a member of the audit committee and the board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

The audit committee met seven (7) times during the fiscal year ended December 27, 2008. The audit committee operates under a written charter adopted by the board of directors, a current copy of which is available at the Corporate Governance section of our website at http://www.irobot.com.

As described more fully in its charter, the audit committee oversees our accounting and financial reporting processes, internal controls and audit functions. In fulfilling its role, the audit committee responsibilities include:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
- pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
- reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
- establishing policies and procedures for the receipt and retention of accounting related complaints and concerns; and
- preparing the audit committee report required by SEC rules to be included in our annual proxy statement.

Compensation Committee

The compensation committee of the board of directors currently consists of Mr. McNamee, Gen. Kern, and Dr. Chwang, each of whom is an independent director within the meaning of the director independence standards of NASDAQ, a non-employee director as defined in Rule 16b-3 of the Exchange Act, and an outside director pursuant to Rule 162(m) of the Internal Revenue Code. Mr. McNamee serves as the chairman of the compensation committee. The compensation committee's responsibilities include:

- annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;
- evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

- overseeing and administering our compensation, welfare, benefit and pension plans and similar plans; and

- reviewing and making recommendations to the board with respect to director compensation.

The compensation committee met six (6) times and took action by unanimous written consent fourteen (14) times during the fiscal year ended December 27, 2008. The compensation committee operates under a written charter adopted by the board of directors, a current copy of which is available at the Corporate Governance section of our website at http://www.irobot.com.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of the board of directors currently consists of Dr. Gansler, and Messrs. Meekin and McNamee, each of whom is an independent director within the meaning of the director independence standards of NASDAQ and applicable rules of the SEC. Dr. Gansler serves as the chairman of the nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

- developing and recommending to the board criteria for board and committee membership;

- establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

- identifying individuals qualified to become board members;

- recommending to the board the persons to be nominated for election as directors and to each of the board's committees;

- developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines; and

- overseeing the evaluation of the board and management.

The nominating and corporate governance committee met five (5) times during the fiscal year ended December 27, 2008. The nominating and corporate governance committee operates under a written charter adopted by the board of directors, a current copy of which is available at the Corporate Governance section of our website at http://www.irobot.com.

Compensation Committee Interlocks and Insider Participation

During 2008, Dr. Chwang, Gen. Kern and Mr. McNamee served as members of the compensation committee. No member of the compensation committee was an employee or former employee of us or any of our subsidiaries, or had any relationship with us requiring disclosure herein.

During the last year, no executive officer of the Company served as: (i) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our compensation committee; (ii) a director of another entity, one of whose executive officers served on our compensation committee; or (iii) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

No portion of this audit committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

This report is submitted by the audit committee of the board of directors. The audit committee currently consists of Messrs. Geisser (chairman), McNamee and Meekin. None of the members of the audit committee is an officer or employee of the Company, and the board of directors has determined that each member of the audit committee meets the independence requirements promulgated by NASDAQ and the Securities and Exchange Commission, including Rule 10A-3(b)(1) under the Exchange Act. Mr. Geisser is an "audit committee financial expert" as is currently defined under SEC rules. The audit committee operates under a written charter adopted by the board of directors.

The audit committee oversees the Company's accounting and financial reporting processes on behalf of the board of directors. The Company's management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the audit committee has reviewed and discussed with management the Company's consolidated financial statements for the fiscal year ended December 27, 2008, including a discussion of, among other things, the quality of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the Company's financial statements.

The audit committee also reviewed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, the results of their audit and discussed matters required to be discussed by the Statement on Auditing Standards No. 61 (*Communication with Audit Committees*), as currently in effect, other standards of the Public Company Accounting Oversight Board, rules of the Securities and Exchange Commission and other applicable regulations. The audit committee has reviewed permitted services under rules of the Securities and Exchange Commission as currently in effect and discussed with PricewaterhouseCoopers LLP their independence from management and the Company, including the matters in the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has considered and discussed the compatibility of non-audit services provided by PricewaterhouseCoopers LLP with that firm's independence.

The audit committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations; their evaluations of the Company's internal control, including internal control over financial reporting; and the overall quality of the Company's financial reporting.

Based on its review of the financial statements and the aforementioned discussions, the audit committee concluded that it would be reasonable to recommend, and on that basis did recommend, to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 27, 2008.

The audit committee has also evaluated the performance of PricewaterhouseCoopers LLP, including, among other things, the amount of fees paid to PricewaterhouseCoopers LLP for audit and non-audit services in 2008. Information about PricewaterhouseCoopers LLP's fees for 2008 is discussed below in this proxy statement under "Proposal 2 — *Ratification of Appointment of Independent Registered Public Accountants.*" Based on its evaluation, the audit committee has recommended that the Company retain PricewaterhouseCoopers LLP to serve as the Company's independent registered public accounting firm for the 2009 fiscal year.

Respectfully submitted by the Audit Committee,

Andrea Geisser (chairman)
George C. McNamee
Peter T. Meekin

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

No portion of this compensation committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

The compensation committee of the board of directors, which is comprised solely of independent directors within the meaning of applicable rules of The NASDAQ Stock Market, Inc., outside directors within the meaning of Section 162 of the Internal Revenue Code of 1986, as amended, and non-employee directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, is responsible for developing executive compensation policies and advising the board of directors with respect to such policies and administering the Company's cash incentive, stock option and employee stock purchase plans. The compensation committee sets performance goals and objectives for the chief executive officer and the other executive officers, evaluates their performance with respect to those goals and sets their compensation based upon the evaluation of their performance. In evaluating executive officer pay, the compensation committee may retain the services of a compensation consultant and consider recommendations from the chief executive officer with respect to goals and compensation of the other executive officers. The compensation committee assesses the information it receives in accordance with its business judgment. The compensation committee also periodically reviews director compensation. All decisions with respect to executive and director compensation are approved by the compensation committee and recommended to the full board for ratification. George McNamee, Paul Kern and Ronald Chwang are the current members of the compensation committee.

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for the year ended December 27, 2008 with management. In reliance on the reviews and discussions referred to above, the compensation committee recommended to the board of directors, and the board of directors has approved, that the CD&A be included in the proxy statement for the year ended December 27, 2008 for filing with the SEC.

Respectfully submitted by the
Compensation Committee,

George C. McNamee (chairman)
Paul J. Kern
Ronald Chwang

COMPENSATION AND OTHER INFORMATION CONCERNING DIRECTORS AND OFFICERS

Compensation Discussion & Analysis

Overview

Our compensation philosophy is based on a desire to balance retention of executive talent with pay for performance-based incentive compensation, which is designed to reward our named executive officers for continued service and our sustained financial and operating performance. We believe that the compensation of our named executive officers should align our executives' interests with those of our stockholders and focus executive behavior on the achievement of both near-term corporate targets as well as long-term business objectives and strategies. It is the responsibility of the compensation committee of our board of directors to administer our compensation practices to ensure that they are competitive and include incentives that are designed to appropriately drive our performance, including our revenue and earnings growth. Our compensation committee reviews and approves all of our executive compensation policies, including executive officer salaries, bonuses and equity awards.

Objectives of Our Compensation Programs

Our compensation programs for our executive officers are designed to achieve the following objectives:

- to provide competitive compensation that attracts, motivates and retains the best talent and the highest caliber executives to serve us and help us to achieve our strategic objectives;
- to align management's interest with our success;
- to connect a significant portion of the total potential cash compensation paid to executives to our annual financial performance or the division, region or segment of our business for which an executive has management responsibility by basing cash incentive compensation on corresponding financial targets;
- to align management's interest with the interests of stockholders through long-term equity incentives; and
- to provide management with performance goals that are directly linked to our annual plan for growth and profit.

We believe that the compensation of our named executive officers should reflect their success as a management team, rather than as individuals, in attaining key operating objectives, such as revenue growth and gross profit improvement, as well as longer-term strategic objectives, such as invention and product development.

We also believe that their compensation should not be based on the short-term performance of our stock, whether favorable or unfavorable, but rather that the price of our stock will, in the long-term, reflect our operating performance, and ultimately, the management of the company by our named executive officers. We seek to have the long-term performance of our stock reflected in executive compensation through our stock option and other equity incentive programs.

Methodologies for Establishing Executive Compensation

The compensation committee, which is comprised entirely of independent directors, reviews the compensation packages for our named executive officers, including an analysis of all elements of compensation separately and in the aggregate. In determining the appropriate compensation levels for our chief executive officer, the compensation committee meets outside the presence of all our executive officers. With respect to the compensation levels of all other named executive officers, the compensation committee meets outside the presence of all executive officers except our chief executive officer and, in 2008, our former chairman of the board. Mr. Angle, our chief executive officer, annually reviews each other named executive officer's performance with the compensation committee.

With the input of our human resources department and compensation consultants, the chief executive officer makes recommendations to the compensation committee regarding base salary levels, target incentive awards, performance goals for incentive compensation and equity awards for named executive officers, other than Mr. Angle. In conjunction with the annual performance review of each named executive officer in January of each year, the compensation committee carefully considers the recommendations of the chief executive officer when setting base salary, bonus payments under the prior year's incentive compensation plan, target amounts and performance goals for the current year's incentive compensation plan, and any other special adjustments or bonuses. In addition, the compensation committee similarly determines equity incentive awards, if any, for each named executive officer.

Our compensation plans are developed, in part, by utilizing publicly available compensation data and subscription compensation survey data for national and regional companies in the technology, defense, household durables and robotics industries. We believe that the practices of this group of companies provide us with appropriate compensation benchmarks, because these companies have similar organizational structures and tend to compete with us to attract executives and other employees. For benchmarking executive compensation, we typically review the compensation data we have collected from the complete group of companies, as well as a subset of the data from companies with revenues, numbers of employees and market capitalizations similar to our profile.

With respect to 2008 base salary, cash incentive compensation, and long-term incentives, we reviewed companies with similar-sized revenues of greater than $160 million and less than $630 million and market capitalizations of between $275 million to $1.1 billion, in particular: Aerovironment, Inc., Argon ST, Inc., Audiovox Corp., Axsys Technologies, Inc., Ducommun Incorporated, Force Protection Inc., Gencorp Inc., Genesis Microchip Inc., Heico Corp., LoJack Corporation, National Presto Industries Inc., Plantronics Inc., Raven Industires Inc., Syntax-Brillian Corp., Tivo, Inc. and Universal Electronics Inc.

The compensation committee also engaged a consultant, DolmatConnell & Partners, to help evaluate peer companies for cash compensation and long-term incentive purposes, analyze applicable compensation data and determine appropriate compensation levels for our named executive officers.

We will annually reassess the relevance of our peer group and make changes when judged appropriate. We believe that the use of benchmarking is an important factor in remaining competitive with our peers and furthering our objective of attracting, motivating and retaining highly qualified personnel.

The compensation committee reviews all components of compensation for named executive officers. In accordance with its charter, the compensation committee also, among other responsibilities, administers our incentive compensation plan, and reviews and makes recommendations to management on company-wide compensation programs and practices. In setting compensation levels for our executive officers in fiscal 2008, the compensation committee considered many factors in addition to benchmarking described above, including, but not limited to:

- the scope and strategic impact of the executive officer's responsibilities,
- our past business and segment performance and future expectations,
- our long-term goals and strategies,
- the performance and experience of each individual,
- past salary levels of each individual and of the named executive officers as a group,
- relative levels of pay among the executive officers,
- the amount of base salary in the context of the executive officer's total compensation and other benefits,
- for each named executive officer, other than the chief executive officer, the evaluations and recommendations of the chief executive officer, and

- the competitiveness of the compensation packages relative to the selected benchmarks as highlighted by the independent compensation consultant's analysis.

The compensation committee determines compensation for our chief executive officer using the same factors it uses for other executive officers, placing relatively less emphasis on base salary, and instead, creating greater performance-based opportunities through long-term equity and short term cash incentive compensation, which we believe better aligns our chief executive officer's interests with our success and the interests of our stockholders. In assessing the compensation paid to our chief executive officer, the compensation committee relies on both information from our selected benchmarks and its judgment with respect to the factors described above.

Elements of Compensation

Our executive compensation program consists of three primary elements: salary, long-term equity interest, primarily in the form of stock options and restricted stock awards, and an annual cash incentive program based on both corporate and, if appropriate, divisional performance. All of our executive officers also are eligible for certain benefits offered to employees generally, including life, health, disability and dental insurance, as well as to participate in our 401(k) plan. We also enter into executive agreements with our executive officers that provide for certain severance benefits upon termination of employment following a change in control of the Company.

Annual Cash Compensation

Base Salary. The compensation committee believes that our executive officers, including our chief executive officer, are paid salaries in line with their qualifications, experience and responsibilities. Salaries are structured so that they are at least comparable with salaries paid by the peer companies reviewed by the compensation committee in the technology and robotics industry. We target base salaries for each of our executives at the market median (50th percentile) in the technology and robotics industry and also take into consideration many additional factors which we believe enable us to attract, motivate and retain our leadership team in an extremely competitive environment. Salaries are reviewed generally on an annual basis.

Fiscal year 2007 demonstrated our ability to sustain growth while laying a strong foundation for continued expansion. Under Mr. Angle's leadership, we improved our results of operations, achieved record revenues and gained momentum in areas of critical importance such as international market expansion and key military programs. As a result, in 2008, Mr. Angle received salary compensation of $372,288. The increase in Mr. Angle's annual salary from $330,625 in 2007 to $378,769 was based on the compensation committee's consideration of the factors described above. Additionally, the decision to increase Mr. Angle's base salary was based on the compensation committee's assessment that Mr. Angle's 2007 salary was below the market median salary for chief executive officers whose companies were included in the selected benchmarks and that it would be appropriate to move towards more closely aligning Mr. Angle's salary with the 50th percentile of such benchmarks.

Fiscal year 2008 base salaries for our executive officers, other than Mr. Angle, were determined by the compensation committee after considering the base salary level of the executive officers in prior years and taking into account for each executive officer the amount of base salary as a component of total compensation. Base salary levels for each of our executive officers, other than our chief executive officer, were also based upon evaluations and recommendations made by our chief executive officer. These recommendations include an assessment of the individual's responsibilities, experience, individual performance and contribution to our performance, and also generally take into account the competitive environment for attracting and retaining executives consistent with our business needs.

In light of the considerations discussed above, for fiscal year 2008, the annual base salaries of our chief executive officer, chief financial officer, president, government & industrial robots, senior vice president and general counsel and vice president, financial controls and analysis were $378,769, $350,012, $325,000, $284,875 and $230,000, respectively. In addition, the annual base salaries of our former officers including our former chairman of the board and former chief financial officer were $330,625 and $278,200, respectively. We believe that the base salaries paid to our executive officers during our fiscal year 2008 achieve our executive compensation objectives, compare favorably to our peer group and, in light of our overall compensation program, are within our target of providing total compensation at the market median.

Cash Incentive Compensation. The compensation committee believes that some portion of overall cash compensation for executive officers should be "at risk," *i.e.*, contingent upon successful implementation of our strategy. For our named executive officers, including our chief executive officer, the granting of cash incentive payments is based on an evaluation of achievement against predetermined financial and operational metrics in accordance with our Senior Executive Incentive Compensation Plan that was adopted by the compensation committee. Target cash incentives for named executive officers are generally targeted at the 50th percentile of similar cash incentives provided to officers in peer companies reviewed by the compensation committee in the technology and robotics industries. The amount of cash incentives paid to the named executive officers, however, is subject to the discretion of the compensation committee based on its assessment of our performance in general or the achievement of specific goals.

For fiscal 2008, the target bonus awards under our Senior Executive Incentive Compensation Plan for each of our named executive officers, as a percentage of base salary, were 85% for our chief executive officer, 65% for our chief financial officer, 65% for the president of our Government & Industrial Robots division, 50% for our senior vice president and general counsel, and 25% for our vice president, financial controls and analysis. In addition, the target cash incentive awards under our Senior Executive Incentive Compensation Plan for our now departed officers, as a percentage of base salary, were 80% for our chairman and 40% for our former chief financial officer. This target payout amount was set at levels the compensation committee determined were appropriate in order to achieve our objective of retaining those executives who perform at or above the levels necessary for us to achieve our business plan, which, among other things, involved growing our company in a cost-effective way.

We designed our Senior Executive Incentive Compensation Plan to focus our executives on achieving key corporate financial objectives and strategic milestones, and to reward substantial achievement of these company financial objectives and strategic milestones. The performance goals and cash incentive payment criteria established by the compensation committee under our 2008 Senior Executive Incentive Compensation Plan were designed to require significant effort and operational success on the part of us and our named executive officers for achievement. While the Senior Executive Incentive Compensation Plan is designed to provide cash incentive payments based upon objectively determinable formulas that tie cash incentive payments to specific financial goals and strategic milestones, the compensation committee retains the discretion to adjust cash incentive payments under the Senior Executive Incentive Compensation Plan based upon additional factors.

For each executive officer, except Mr. Leahy, 100% of his or her target cash incentive compensation in 2008 was tied to a company-wide revenue threshold. We had to achieve minimum revenue of approximately $300 million for any portion of the cash incentive compensation to be accrued, with accrual increasing ratably until we achieve revenue of approximately $311 million, at which 100% of the target cash incentive compensation would have been accrued; provided, however, that the payment of such cash incentive compensation was conditioned on our pre-tax net income as a percentage of revenue for fiscal 2008 remaining above a pre-determined threshold of 2%. The compensation committee chose revenue achievement as a primary determinant of cash incentive compensation because it believed that, as a "growth company," we should reward meaningful revenue growth. The compensation committee conditioned the payment of cash incentive compensation on the achievement of a minimum level of pre-tax net income as a percentage of revenue because it believed that we must balance our growth with a disciplined increase in profitability designed to allow us to achieve our more long-term financial goals.

We achieved our revenue threshold for 2008, but because we did not achieve the minimum level of pre-tax net income, the executive officers, except Mr. Leahy, did not meet performance thresholds under the formula driven portion of the 2008 Senior Executive Incentive Compensation Plan. Nevertheless, based upon its discretion under the 2008 Senior Executive Incentive Compensation Plan, the compensation committee determined that cash incentive compensation should be paid based upon a number of factors including the substantial achievement of the fundamental revenue target, the company's strengthened balance sheet and overall organizational improvements, the extraordinary global economic conditions, the lack of any cash incentive compensation paid pursuant to the 2007 Senior Executive Incentive Compensation Plan, and the comparable cash incentive compensation of companies within our peer group. Based on these factors, the compensation committee determined that our chief executive officer, chief financial officer, president, government & industrial robots, senior vice president and general counsel and vice president, financial controls and analysis should receive $105,714, $122,504, $153,380, $88,954 and $39,928, respectively, which corresponds to 33.5%, 100.0%, 73.4%, 63.0% and 69.9%, respectively, of each executive's total target cash incentive compensation amount.

Because Mr. Leahy joined us in June 2008, after a substantial portion of the year had passed, and in accordance with the terms of his employment offer letter, the compensation committee provided that his cash incentive compensation would be paid at 100% of his threshold bonus amount.

In addition, pursuant to Ms. Greiner's Employment Separation Agreement, a bonus payment of $102,913 was authorized by the compensation committee. Similarly, pursuant to Mr. Clear's Transitional Services and Departure Agreement, a bonus payment of $27,791 was approved for Mr. Clear.

Long-Term Incentives

Executive officers (and other employees) are eligible to receive restricted stock, stock option grants and other stock awards that are intended to promote success by aligning employee financial interests with long-term shareholder value. These stock-based incentives are based on various factors primarily relating to the responsibilities of the individual officer or employee, their past performance, anticipated future contributions and prior option grants. In general, our compensation committee bases its decisions to grant stock-based incentives on recommendations of management and the compensation committee's analysis of peer group compensation information, with the intention of keeping the executives' overall compensation, including the equity component of that compensation, at a competitive level with the comparator companies reviewed by the compensation committee in the technology and robotics industries. Our compensation committee also considers the number of shares of common stock outstanding, the number of shares of common stock authorized for issuance under its equity compensation plans, the number of options and shares held by the executive officer for whom an award is being considered and the other elements of the officer's compensation, as well as our compensation objectives and policies described above. During fiscal year 2008, stock options and deferred stock awards were granted to our named executive officers. As with the determination of base salaries and short term incentive payments, the compensation committee exercises subjective judgment and discretion in view of the above criteria.

Other Compensation

We also have various broad-based employee benefit plans. Our executive officers participate in these plans on the same terms as other eligible employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. We offer a 401(k) plan, which allows our employees to invest in a wide array of funds on a pre-tax basis. We do not provide pension arrangements or post-retirement health coverage for our named executive officers or other employees. We also maintain insurance and other benefit plans for our employees. Executive officers receive higher life, accidental death and dismemberment and disability insurance benefits than other employees. In addition, one executive officer receives amounts allocable to use of our corporate apartment. We also enter into executive agreements with our executive officers providing for certain severance benefits which may be triggered as a result of the termination of such officer's employment under certain circumstances. We offer no perquisites, other than the use of our corporate apartment, that are not otherwise available to all of our employees.

Executive Agreements

We entered into executive agreements with each of our executive officers. The executive agreements provide for severance payments equal to 50% of such officer's annual base salary, as well as certain continued health benefits, in the event that we terminate his or her employment other than for cause. In addition, these executive agreements provide that if we experience a change in control and the employment of such officer is terminated without cause, or if such officer terminates his or her employment for certain reasons including a substantial reduction in salary or bonus or geographic movement during the one-year period following the change in control, then all unvested stock options held by such officer become fully-vested and immediately exercisable and such officer is entitled to severance payments equal to 100% of his or her annual base salary and 50% of such officer's annual bonus, as well as certain continued health benefits. The agreements also provide that all options granted to each officer will have their vesting accelerated by 25% upon a change in control. It was the belief of the compensation committee that these provisions were consistent with executive severance arrangements that are customary for public companies at our stage of development and were necessary in order to hire and/or retain the executives.

From time to time, the Company's executive officers enter into stock restriction agreements upon the exercise of their option grants.

We entered into indemnification agreements with each of our executive officers and directors, providing for indemnification against expenses and liabilities reasonably incurred in connection with their service for us on our behalf.

On December 30, 2002, we entered into an independent contractor agreement with Dr. Rodney Brooks. On August 8, 2008, we amended and restated this independent contractor agreement. Our independent contractor agreement with Dr. Brooks shall continue until terminated by either party upon 60 days' written notice.

Tax Deductibility of Executive Compensation

In general, under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, we cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. We have considered the limitations on deductions imposed by Section 162(m) of the Code and it is our present intention, for so long as it is consistent with our overall compensation objective, to structure executive compensation to minimize application of the deduction limitations of Section 162(m) of the Code.

Executive Compensation Summary

The following table sets forth summary compensation information for the Company's chief executive officer, chief financial officer and the three other most highly compensated executive officers:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)(3)	Total ($)
Colin M. Angle	2008	372,288	73,664	84,191	105,714	6,900	642,757
Chairman, Chief Executive	2007	324,820	30,691	25,944	0	6,750	388,205
Officer and Director	2006	281,731	17,935	—	105,081	6,600	411,347
John J. Leahy(4)	2008	195,199	105,591	173,423	122,504	5,654	602,371
Executive Vice President, Chief Financial Officer and Treasurer							
Joseph W. Dyer	2008	322,074	50,256	49,082	153,380	6,900	581,692
President and General	2007	300,240	18,285	16,215	0	6,750	341,490
Manager Government & Industrial	2006	277,600	10,313	—	155,142	6,600	449,655
Glen D. Weinstein	2008	282,704	47,575	99,841	88,954	6,900	525,974
Senior Vice President, General Counsel and Secretary							
Alison Dean	2008	228,654	21,028	219,421	39,928	6,854	515,885
Vice President, Financial Controls & Analysis, Principal Accounting Officer							
Helen Greiner(5)	2008	273,402	223,476	147,927	102,913	337,525(6)	1,085,243
	2007	324,820	30,691	25,944	0	6,750	388,205
	2006	282,749	17,935	—	105,081	6,600	412,365
Geoffrey P. Clear(7)	2008	201,860	(6,636)	98,300	27,791	83,460(8)	404,775
	2007	265,144	13,218	20,089	0	6,750	305,201
	2006	248,461	6,042	5,136	42,999	6,600	309,238

(1) Represents the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006, as appropriate, in accordance with SFAS No. 123(R) and, accordingly, includes amounts from options granted prior to 2008. See the information appearing in note 2 to our consolidated financial statements included as part of our Annual Report on Form 10-K for the fiscal year ended December 27, 2008 for certain assumptions made in the valuation of stock and option awards.

(2) Excludes medical, group life insurance and certain other benefits received by the named executive officers that are available generally to all of our salaried employees and certain prerequisites and other personal benefits received by the named executive officers which do not exceed $10,000.

(3) Represents 401(k) matching contributions.

(4) Mr. Leahy joined as Executive Vice President, Chief Financial Officer and Treasurer, iRobot Corporation, on June 9, 2008.

(5) Ms. Greiner resigned as an employee and as Chairman of the Board, effective October 24, 2008.

(6) Includes severance payments of $330,625 and payment in lieu of 401(k) matching contribution of $6,900 pursuant to an Employment Separation Agreement dated October 22, 2008.

(7) Mr. Clear resigned as Senior Vice President, Chief Financial Officer and Treasurer of the Company effective June 9, 2008, and served as Senior Finance Advisor to the Chief Executive Officer from June 9, 2008 until September 5, 2008.

(8) Includes severance payments pursuant to a Transitional Services and Departure Agreement dated April 30, 2008, equal to $83,460.

Grants of Plan-Based Awards in 2008

The following table sets forth, for each of the named executive officers, information about grants of plan-based awards during 2008.

GRANTS OF PLAN-BASED AWARDS — 2008

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	(#)(2)	(#)(2)	($/Sh)	($)
Colin M. Angle	—	—	315,658	631,316	—	—	—	—
	3/28/2008	—	—	—	16,300	—	17.13	279,219
	3/28/2008					26,000	17.13	217,935
John J. Leahy	—	122,504	122,504	245,008	—	—	—	—
	6/27/2008	—	—	—	60,000	—	14.05	843,000
	6/27/2008	—	—	—	—	200,000	14.05	1,384,540
Joseph W. Dyer	—	—	209,076	418,152	—	—	—	—
	3/28/2008	—	—	—	11,500	—	17.13	196,995
	3/28/2008	—	—	—	—	14,000	17.13	117,349
Glen D. Weinstein	—	—	141,197	282,394	—	—	—	—
	3/28/2008	—	—	—	7,350	—	17.13	125,906
	3/28/2008	—	—	—	—	14,000	17.13	117,349
Alison Dean	—	—	57,115	114,230	—	—	—	—
	3/28/2008	—	—	—	1,750	—	17.13	29,978
	7/25/2008	—	—	—	1,333	—	14.09	18,782
	7/25/2008	—	—	—	—	5,333	14.09	37,109
Helen Greiner	—	—	264,500	529,000	—	—	—	—
	3/28/2008	—	—	—	8,800	—	17.13	150,744
Geoffrey P. Clear	—	—	110,622	221,244	—	—	—	—
	3/28/2008	—	—	—	3,350	—	17.13	57,386

(1) This reflects the threshold, target and maximum incentive cash payout levels established under our 2008 Senior Executive Incentive Compensation Plan.

(2) All stock awards and option awards were made pursuant to our 2005 Plan.

Discussion of Summary Compensation and Grants of Plan-Based Awards Tables

The compensation paid to the named executive officers includes salary, cash incentive compensation and equity incentive compensation. In addition, each named executive officer is eligible to receive contributions to his or her 401(k) plan under our matching contribution program.

Executive Agreements

In March 2006, we entered into executive agreements with Messrs. Angle, Clear, Weinstein and Dyer, and Ms. Greiner. In March 2007 and June 2008, we entered into executive agreements with Ms. Dean and Mr. Leahy, respectively. The executive agreements provide for severance payments equal to 50% of such officer's annual base salary, as well as certain continued health benefits, in the event that we terminate his or her employment other than for cause. In addition, these executive agreements provide that if we experience a change in control and the employment of such officer is terminated without cause, or if such officer terminates his or her employment for certain reasons including a substantial reduction in salary or bonus or geographic movement during the one-year period following the change in control, then all unvested stock options held by such officer become fully-vested and immediately exercisable and such officer is entitled to severance payments equal to 100% of his or her annual base salary and 50% of such officer's annual target cash incentive compensation, as well as certain continued health benefits. The agreements also provide that all options granted to each officer will have their vesting accelerated by 25% upon a change in control.

On October 22, 2008, we entered into an employment separation agreement with Ms. Greiner, which supersedes her executive agreement, and provides for the following, among other things: (i) separation pay equal to one year's base salary, (ii) health benefits coverage for up to four months, (iii) the opportunity to receive a pro-rated cash incentive compensation for fiscal 2008, (iv) annual cash and equity awards pursuant to the Company's non-employee director compensation policy, (v) full acceleration of all of her currently outstanding stock options, restricted stock awards and restricted stock units if Ms. Greiner ceases to serve as a director of the Company and (vi) a general release by Ms. Greiner, in each case in the manner specified in the employment separation agreement.

On April 30, 2008, we entered into a transitional services and departure agreement with Mr. Clear, which supersedes his executive agreement, and provided for certain separation benefits through December 31, 2008 and acceleration of certain unvested stock options and restricted stock awards.

In 2008, salary was approximately 57.9%, 32.4%, 55.4%, 53.7%, 44.3%, 25.2% and 49.9% of the total compensation for Messrs. Angle, Leahy, Dyer and Weinstein, Mses. Dean and Greiner, and Mr. Clear, respectively. In 2007, salary was approximately 83.7%, 87.9%, 83.7%, and 86.9% of the total compensation for Messrs. Angle and Dyer, Ms. Greiner, and Mr. Clear, respectively.

Cash Incentive Compensation

Our named executive officers are eligible to participate in our Senior Executive Incentive Compensation Plan. Pursuant to this plan, we award our named executive officers cash incentive payments based on an evaluation of the achievement against predetermined measurable financial and operational metrics in accordance with the terms of the plan as adopted by the compensation committee. Target cash incentives for named executive officers are generally targeted at the 50th percentile of similar cash incentives provided to officers in peer companies reviewed by the compensation committee in the technology and robotics industries.

For each executive officer, except Mr. Leahy, 100% of his or her target bonus in 2008 was tied to a company-wide revenue threshold. We had to achieve minimum revenue of approximately $300 million for any portion of the bonus to be accrued, with bonus accrual increasing ratably until we achieve revenue of approximately $311 million, at which 100% of the target bonus would have been accrued; provided, however, that the payment of such bonus was conditioned on our pre-tax net income as a percentage of revenue for fiscal 2008 remaining above a pre-determined threshold of 2%. The compensation committee chose revenue achievement as a primary determinant of cash incentive compensation because it believed that, as a "growth company," we should reward meaningful revenue growth. The compensation committee conditioned the payment of cash incentive compensation on the achievement of a minimum level of pre-tax net income as a percentage of revenue because it believed that we must balance our growth with a disciplined increase in profitability designed to allow us to achieve our more long-term financial goals.

We achieved our revenue threshold for 2008, but because we did not achieve the minimum level of pre-tax net income, the executive officers, except Mr. Leahy, did not meet performance thresholds under the formula driven portion of the 2008 Senior Executive Incentive Compensation Plan. Because Mr. Leahy joined us in June 2008, after a substantial portion of the year had passed, the compensation committee provided that his cash incentive compensation would be paid at 100% of his threshold, which was approximately 20.3% of his total compensation. Nevertheless, based upon its discretion under the 2008 Senior Executive Incentive Compensation Plan, the committee determined that cash incentive compensation should be paid based upon a number of factors including the substantial achievement of the fundamental revenue target, the extraordinary global economic conditions, the lack of any cash incentive compensation paid pursuant to the 2007 Senior Executive Incentive Compensation Plan , and the comparable cash incentive compensation of companies within our peer group.

For 2008, non-equity incentive compensation was approximately 16.4%, 20.3%, 26.4%, 16.9%, 7.7%, 9.5%, and 6.9% of the total compensation for Messrs. Angle, Leahy, Dyer and Weinstein, Mses. Dean and Greiner, and Mr. Clear, respectively.

Equity Incentive Compensation

Executive officers are eligible to receive restricted stock, stock option grants and other stock awards. These stock-based incentives are based on various factors primarily relating to the responsibilities of the individual officer, their past performance, anticipated future contributions and prior option grants. In general, our compensation committee bases its decisions to grant stock-based incentives on recommendations of management and the compensation committee's analysis of peer group compensation information, with the intention of keeping the executives' overall compensation, including the equity component of that compensation, at a competitive level with the comparator companies reviewed by the committee in the technology and robotics industries. Our compensation committee also considers the number of shares of common stock outstanding, the number of shares of common stock authorized for issuance under its equity compensation plans, the number of options and shares held by the executive officer for whom an award is being considered and the other elements of the officer's compensation, as well as our compensation objectives and policies described above. In 2007 and 2008, stock options and restricted stock awards were granted to our named executive officers, as noted in the "Grants of Plan-Based Awards-2008" table above. There were no stock options or restricted stock awards granted to our named executive officers in 2006.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth, for each of the named executive officers, information about unexercised option awards and unvested restricted stock awards that were held as of December 27, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END — 2008

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Colin M. Angle	8,001	13,332(1)	16.03	5/25/2014	—	—
	—	26,000(1)	17.13	3/28/2015	20,299(1)	188,578
John J. Leahy	—	200,000(2)	14.05	6/27/2015	60,000(2)	557,400
Joseph P. Dyer	113,839	—	2.33	2/18/2014	—	—
	32,082	—	2.33	2/18/2014	—	—
	44,328	24,000(3)	2.78	9/17/2014	—	—
	5,001	8,332(4)	16.03	5/25/2014	—	—
	—	14,000(4)	17.13	3/28/2015	13,999(4)	130,051
Glen D. Weinstein	11,702	—	1.87	9/27/2010	—	—
	10,000	—	0.55	12/19/2012	—	—
	12,000	3,000(5)	2.78	4/12/2014	—	—
	39,000	26,000(5)	4.96	2/23/2015	—	—
	9,000	15,000(6)	16.03	5/25/2014	—	—
	—	14,000(6)	17.13	3/28/2015	11,850(6)	110,087
Alison Dean	4,800	13,754(7)	14.54	8/22/2015	—	—
	—	11,446(7)	14.54	8/22/2015	—	—
	6,750	5,250(8)	16.46	7/28/2013	—	—
	2,084	4,583(8)	18.74	7/27/2014	2,583(8)	23,996
	—	5,333(8)	14.09	7/25/2015	875(9)	8,129
Helen Greiner	8,001	13,332(10)	16.03	5/25/2014	12,799(10)	118,903
Geoffrey P. Clear	—	—	—	—	—	—

(1) Mr. Angle's stock option grants vest over a four-year period, at a rate of twenty-five percent (25%) on the first anniversary of the grant, and quarterly thereafter. Mr. Angle's restricted stock awards vest over a four-year period, at a rate of twenty-five percent (25%) on each anniversary of the grant.

(2) Mr. Leahy's stock option grant vests over a four-year period, at a rate of twenty-five percent (25%) on the first anniversary of the grant, and quarterly thereafter. Mr. Leahy's restricted stock award vests over a four-year period, at a rate of twenty-five percent (25%) on each anniversary of the grant.

(3) Mr. Dyer's stock option grant vests over a five-year period, at a rate of twenty percent (20%) on the first anniversary of the grant, and annually thereafter.

(4) Mr. Dyer's stock option grants vest over a four-year period, at a rate of twenty-five percent (25%) on the first anniversary of the grant, and quarterly thereafter. Mr. Dyer's restricted stock awards vest over a four-year period, at a rate of twenty-five percent (25%) on each anniversary of the grant.

(5) Mr. Weinstein's stock option grants vest over a five-year period, at a rate of twenty percent (20%) on the first anniversary of the grant, and annually thereafter.

(6) Mr. Weinstein's stock option grants vest over a four-year period, at a rate of twenty-five percent (25%) on the first anniversary of the grant, and quarterly thereafter. Mr. Weinstein's restricted stock awards vest over a four-year period, at a rate of twenty-five percent (25%) on each anniversary of the grant.

(7) Ms. Dean's stock option grants vest over a five-year period, at a rate of twenty percent (20%) on the first anniversary of the grant, and annually thereafter.

(8) Ms. Dean's stock option grants vest over a four-year period, at a rate of twenty-five percent (25%) on the first anniversary of the grant, and quarterly thereafter. Ms. Dean's restricted stock awards vest over a four-year period, at a rate of twenty-five percent (25%) on each anniversary of the grant.

(9) Ms. Dean's restricted stock award vests over a two-year period, at a rate of fifty percent (50%) on the six-month anniversary of the grant and fifty percent (50%) on the two-year anniversary of the grant.

(10) Ms. Greiner's stock option grants vest over a four-year period, at a rate of twenty-five percent (25%) on the first anniversary of the grant, and quarterly thereafter. Ms. Greiner's restricted stock awards vest over a four-year period, at a rate of twenty-five percent (25%) on each anniversary of the grant.

Option Exercises and Stock Vested

The following table sets forth, for each of the named executive officers, information with respect to the exercise of stock options and the vesting of restricted stock awards during the year ended December 27, 2008, as well as the year-end value of exercised options and vested restricted stock.

OPTION EXERCISES AND STOCK VESTED — 2008

	Option Awards		Stock Awards	
Name	Shares Acquired on Exercise(#)	Value Realized on Exercise($)(1)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)
Colin M. Angle	—	—	7,808	136,868
John J. Leahy	—	—	—	—
Joseph W. Dyer	—	—	4,557	79,627
Glen D. Weinstein	13,000	202,830	3,100	49,906
Alison Dean	25,000	86,945	1,292	19,333
Helen Greiner	—	—	7,808	136,868
Geoffrey P. Clear	52,440	640,052	8,531	128,471

(1) Amounts disclosed in this column were calculated based on the difference between the fair market value of our common stock on the date of exercise and the exercise price of the options in accordance with regulations promulgated under the Exchange Act.

Potential Benefits Upon Termination or Change in Control

Severance and Change in Control Arrangements in General

The executive agreements described under "Transactions with Our Executive Officers and Directors" below provide that, upon termination of the executive officer's employment without cause, the executive officer is entitled to severance payments equal to 50% of the executive officer's base salary, continued health plan premium payments for up to six months, and any unpaid compensation, benefits or unused vacation accrued. The executive agreements also provide that, upon an involuntary termination upon a change in control, or upon a resignation for good reason upon a change in control, the executive officer is entitled to 100% of the executive officer's base salary, 50% of the executive officer's target cash incentive compensation or other performance, profit-sharing or any other similar arrangement, continued health plan premium payments for up to one year, full vesting of all unvested stock, stock options, awards and rights, and any unpaid compensation, benefits or unused vacation accrued. In addition, upon a change in control, the executive agreements provide for the vesting of 25% of all unvested stock, option, awards and purchase rights granted to the executive officer.

Cash Payments and/or Acceleration of Vesting Following Certain Termination Events

Assuming the employment of our named executive officers was terminated involuntarily and without cause (not in connection with a change in control) on December 27, 2008, our named executive officers would be entitled to cash payments in the amounts set forth opposite their names in the below tables, subject to any deferrals required under Section 409A of the Internal Revenue Code of 1986, as amended.

Name(1)	Base Salary ($)	Continuation of Health Plan Premium Payments ($)	Accrued Vacation Pay ($)	Total ($)
Colin M. Angle	189,384	9,005	24,647	223,036
John J. Leahy	175,006	9,005	114	184,125
Joseph W. Dyer	162,500	263	25,000	187,763
Glen D. Weinstein	142,437	8,342	19,448	170,227
Alison Dean	115,000	8,065	5,370	128,435

(1) Excludes Ms. Greiner and Mr. Clear, who were not employed by the Company on December 27, 2008.

Assuming the employment of our named executive officers was terminated involuntarily and without cause, or such officers resigned with good reason, during the one-year period following a change in control on December 27, 2008, our named executive officers would be entitled to cash payments in the amounts set forth opposite their names in the below table, subject to any deferrals required under Section 409A of the Internal Revenue Code of 1986, as amended, and acceleration of vesting as set forth in the below table. The following table provides the market value (that is, the value based upon our stock price on December 27, 2008, minus the exercise price) of stock options that would become exercisable or vested as a result of these acceleration events as of December 27, 2008.

Name(1)	Base Salary ($)	Bonus ($)	Continuation of Health Plan Premium Payments ($)	Accrued Vacation Pay ($)	Market Value of Stock Options ($)(2)	Market Value of Restricted Stock ($)	Total ($)
Colin M. Angle	378,769	160,977	18,010	24,647	—	188,578	770,981
John J. Leahy	350,012	113,754	18,010	114	—	557,400	1,039,290
Joseph W. Dyer	325,000	105,625	526	25,000	156,240	130,051	742,442
Glen D. Weinstein	284,875	71,219	16,684	19,448	132,110	110,087	634,423
Alison Dean	230,000	28,750	16,130	5,370	—	32,125	312,375

(1) Excludes Ms. Greiner and Mr. Clear, who were not employed by the Company on December 27, 2008.

(2) Excludes stock options where the exercise price is greater than market value of our common stock on December 27, 2008.

Automatic Acceleration of Vesting Following a Change in Control

As described above, certain terms of our executive agreements provide that 25% of all stock, options, awards and purchase rights granted to our executive officers under any stock plan prior to a Change in Control shall immediately become fully vested and exercisable as of the effective date of a change in control or termination without cause or resignation for good reason following a change in control. The following table provides the market value (that is, the value based upon our stock price on December 27, 2008, minus the exercise price) of stock options that would become exercisable or vested as a result of these acceleration events as of December 27, 2008 and the market value (that is, the value based upon our stock price on

December 27, 2008) of restricted stock awards that would become vested as a result of these acceleration events as of December 27, 2008.

Name(1)	Market Value of Stock Options ($)(2)	Market Value of Restricted Stock ($)	Total ($)
Colin M. Angle	—	47,144	47,144
John J. Leahy	—	139,350	139,350
Joseph W. Dyer	39,060	32,513	71,573
Glen D. Weinstein	33,028	27,522	60,550
Alison Dean	—	8,031	8,031

(1) Excludes Ms. Greiner and Mr. Clear, who were not employed by the Company on December 27, 2008.

(2) Excludes stock options where the exercise price is greater than market value of our common stock on December 27, 2008.

Director Compensation

In connection with our efforts to attract and retain highly-qualified individuals to serve on our board of directors, we maintain a cash and equity compensation policy for our non-employee members of our board of directors. In 2008, each of our non-employee members of our board of directors was entitled to the following cash compensation:

Annual retainer for Board membership	$30,000
Audit Committee	
Annual retainer for committee membership	$10,000
Additional retainer for committee chair	$10,000
Compensation Committee	
Annual retainer for committee membership	$ 7,500
Additional retainer for committee chair	$ 7,500
Nominating and Corporate Governance Committee	
Annual retainer for committee membership	$ 5,000
Additional retainer for committee chair	$ 5,000

Pursuant to our Non-employee Directors' Deferred Compensation Program, each non-employee director may elect in advance to defer the receipt of these cash fees. During the deferral period, the cash fees will be deemed invested in stock units. The deferred compensation will be settled in shares of our common stock upon the termination of service of the director or such other time as may have been previously elected by the director. The shares will be issued from our 2005 Plan.

In 2008, each of our non-employee members of our board of directors was entitled to the following equity compensation: upon the initial election to the board of directors of a non-employee member would receive a one-time option to purchase 40,000 shares of our common stock under our 2005 Plan. All stock options granted to non-employee members of our board of directors vest in five equal annual installments commencing on the anniversary date of such grant. In addition, each non-employee director will receive an annual stock option award to purchase 10,000 shares of our common stock on the date of each annual meeting of stockholders, which will vest in three equal annual installments commencing on the anniversary date of such grant. All such stock options will be granted at the fair market value on the date of the award. All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors.

The following table provides compensation information for the fiscal year ended December 27, 2008 for each non-employee member of our board of directors, except Ms. Greiner, who was employed by the

Company until her resignation in October 2008 and whose compensation is reflected in the summary compensation table. In accordance with the terms of her Employment Separation Agreement dated October 22, 2008, Ms. Greiner will not be eligible to receive compensation as a non-employee director of the Company until her separation pay has been paid in full. No member of our board of directors employed by us receives separate compensation for services rendered as a member of our board of directors.

DIRECTOR COMPENSATION TABLE — 2008

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)(4)(5)	All Other Compensation ($)	Total ($)
Rodney A. Brooks, Ph.D.	7,500	—	174,704(3)	182,204
Ronald Chwang, Ph.D.	37,500	205,295	—	242,795
Jacques S. Gansler, Ph.D.	40,000	96,894	—	136,894
Andrea Geisser	50,000(1)	205,295	—	255,295
Paul J. Kern, Gen. U.S. Army (ret.)	37,500	213,198	—	250,698
George C. McNamee	60,000	205,295	—	265,295
Peter T. Meekin	45,000(1)	205,295	—	250,295

(1) Messrs. Geisser and Meekin deferred all of their 2008 cash compensation pursuant to our Non-employee Directors' Deferred Compensation Program.

(2) Represents the dollar amount recognized for financial statement reporting purposes in the fiscal year ended December 27, 2008 in accordance with SFAS No. 123(R). See the information appearing in note 2 to our consolidated financial statements included as part of our Annual Report on Form 10-K for the fiscal year ended December 27, 2008 for certain assumptions made in the valuation of stock option awards.

(3) Represents the dollar amount of fees paid to Dr. Brooks for his services as a consultant to the Company during 2008, including $146,357 of cash compensation, $9,343 of stock awards and $19,004 in option awards, which represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 27, 2008 in accordance with SFAS No. 123(R) and, accordingly, includes amounts from equity awards granted prior to 2008. See the information appearing in note 2 to our consolidated financial statements included as part of our Annual Report on Form 10-K for the fiscal year ended December 27, 2008 for certain assumptions made in the valuation of stock and option awards.

(4) The non-employee members of our board of directors who held such position on December 27, 2008 held the following aggregate number of unexercised options as of such date:

Name	Number of Securities Underlying Unexercised Options
Rodney A. Brooks, Ph.D.	9,333
Ronald Chwang, Ph.D.	70,000
Jacques S. Gansler, Ph.D.	80,000
Andrea Geisser	70,000
Paul J. Kern, Gen. U.S. Army (ret.)	70,000
George C. McNamee	70,000
Peter T. Meekin	70,000

(5) The following table presents the fair value of each grant of stock options in 2008 to the non-employee members of our board of directors, computed in accordance with FAS 123(R):

Name	Grant Date	Number of Securities Underlying Options	Exercise Price of Option Awards ($)	Grant Date Fair Value of Options ($)
Rodney A. Brooks, Ph.D.	—	—	—	—
Ronald Chwang, Ph.D.	6/27/2008	10,000	14.05	63,933
Jacques S. Gansler, Ph.D.	6/27/2008	10,000	14.05	63,933
Andrea Geisser	6/27/2008	10,000	14.05	63,933
Paul J. Kern, Gen. U.S. Army (ret.)	6/27/2008	10,000	14.05	63,933
George C. McNamee	6/27/2008	10,000	14.05	63,933
Peter T. Meekin	6/27/2008	10,000	14.05	63,933

Transactions with Related Persons

Other than compensation agreements and other arrangements which are described in "Compensation Discussion & Analysis," in 2008, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Our board of directors has adopted a written related party transaction approval policy, which sets forth our polices and procedures for the review, approval or ratification of any transaction required to be reported in our filings with the Securities and Exchange Commission. Our policy with regard to related party transactions is that all related party transactions are to be reviewed by our general counsel, who will determine whether the contemplated transaction or arrangement requires the approval of the board of directors, the nominating and corporate governance committee, both or neither.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The audit committee of the board of directors has retained the firm of PricewaterhouseCoopers LLP, independent registered public accountants, to serve as independent registered public accountants for our 2009 fiscal year. PricewaterhouseCoopers LLP has served as our independent registered public accounting firm since 1999. The audit committee reviewed and discussed its selection of, and the performance of, PricewaterhouseCoopers LLP for our 2008 fiscal year. As a matter of good corporate governance, the audit committee has determined to submit its selection to stockholders for ratification. If the selection of independent registered public accountants is ratified, the audit committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our stockholders.

The audit committee of the board of directors has implemented procedures under our audit committee pre-approval policy for audit and non-audit services, or the Pre-Approval Policy, to ensure that all audit and permitted non-audit services to be provided to us have been pre-approved by the audit committee. Specifically, the audit committee pre-approves the use of PricewaterhouseCoopers LLP for specific audit and non-audit services, within approved monetary limits. If a proposed service has not been pre-approved pursuant to the Pre-Approval Policy, then it must be specifically pre-approved by the audit committee before it may be provided by PricewaterhouseCoopers LLP. Any pre-approved services exceeding the pre-approved monetary limits require specific approval by the audit committee. For additional information concerning the audit committee and its activities with PricewaterhouseCoopers LLP, see "The Board of Directors and Its Committees" and "Report of the Audit Committee of the Board of Directors."

Representatives of PricewaterhouseCoopers LLP attended all of the meetings of the audit committee in 2008. We expect that a representative of PricewaterhouseCoopers LLP will attend the annual meeting, and the representative will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from stockholders.

PricewaterhouseCoopers LLP Fees

The following table shows the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP to us during the fiscal years ended December 27, 2008 and December 29, 2007.

	2008	2007
Audit Fees	$718,702	$692,720
Audit-Related Fees	30,924	58,615
Tax Fees	25,000	—
All Other Fees	3,075	3,075
Total	$777,701	$754,410

Audit Fees

Audit Fees for both years consist of fees for professional services associated with the annual consolidated financial statements audit, statutory filings, consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Audit-Related Fees

Consists of fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our financial statements and were not reported above under "Audit Fees."

Tax Fees

Tax Fees consist of fees for professional services rendered for assistance with federal, state, local and international tax compliance.

All Other Fees

All other fees include licenses to technical accounting research software.

The audit committee has determined that the provision of services described above to us by PricewaterhouseCoopers LLP is compatible with maintaining their independence.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE *"FOR"* THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS iROBOT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR 2009.

PROPOSAL 3

Approval of an Amendment to the 2005 Stock Option and Incentive Plan and a Stock Option Exchange Program for Eligible Employees, Excluding, Among Others, our Executive Officers

Introduction

We are seeking stockholder approval of an amendment to our 2005 Plan and an Option Exchange Program (defined below) that would allow us to cancel significantly out-of-the-money stock options currently held by some of our employees in exchange for the issuance of stock options exercisable for fewer shares of our common stock, with lower exercise prices and extended vesting terms. We are proposing this program because we believe that it will provide a more cost-effective retention and incentive tool to our employees rather than issuing incremental equity or paying additional cash compensation. Shares subject to exchanged stock options will be cancelled and the net shares, which are the shares underlying the exchanged stock options in excess of the shares underlying the new stock options granted, will not be returned to the pool of shares available under our 2005 Plan. Based on the number of outstanding stock options as of March 20, 2009 and assuming (1) a Trailing Average Price (defined below) of $13.00, (2) the exchange ratios described below and (3) that all Eligible Options (defined below) are exchanged in the Option Exchange Program, we estimate a reduction in our overhang of outstanding stock options of approximately 658,034 shares.

Overview

On April 1, 2009, the compensation committee recommended to our board of directors, and our board of directors subsequently authorized, a stock option exchange program (the "Option Exchange Program"), subject to stockholder approval.

Stock options will be eligible for the program ("Eligible Options") if they have exercise prices per share greater than or equal to the higher of (1) $13.00 or (2) 40% above the 90-day average closing price of our common stock on the NASDAQ Global Market ("NASDAQ") for the business day on which the Option Exchange Program closes (the "Trailing Average Price"). The opportunity to participate in the Option Exchange Program will be offered to all of our domestic employees, excluding, among others, our executive officers, (collectively referred to as the "Eligible Participants") who hold Eligible Options that were granted under either the Amended and Restated 2004 Stock Option and Incentive Plan ("2004 Plan") or the 2005 Plan. Eligible Options exchanged in the Option Exchange Program that were issued under the 2004 Plan or the 2005 Plan will, upon the closing of the exchange offer, be exchanged for new options ("New Options") granted pursuant to the 2005 Plan. No members of our board of directors will be eligible to participate in the Option Exchange Program.

Under the proposed Option Exchange Program, each New Option will: (1) have an exercise price per share equal to the closing price of our common stock as reported by NASDAQ on the date the New Options are granted, which will be the day that our exchange offer expires, currently anticipated to be May 29, 2009 (the "Grant Date"), (2) have the same expiration date as the exchanged Eligible Option, (3) not be exercisable on the date they are granted, even if the corresponding exchanged Eligible Options had previously become exercisable and (4) will have the following vesting schedule, subject to the Eligible Participant's continuing service:

- If and to the extent the corresponding exchanged Eligible Option was exercisable as of the Grant Date, a like portion of the New Option will become exercisable on the first anniversary of the Grant Date; and
- If and to the extent the corresponding exchanged Eligible Option was not exercisable as of the Grant Date, a like portion (or all) of the New Option will become exercisable one year from the date(s) as of which the Eligible Option would have become exercisable in accordance with its terms.

The New Options will be exercisable for fewer shares of our common stock than the Eligible Options in accordance with an exchange ratio schedule described below. All New Options will be non-qualified stock options for federal income tax purposes, regardless of whether the Eligible Options exchanged were incentive stock options or non-qualified stock options. The New Options will otherwise have substantially the same terms and conditions as the corresponding exchanged Eligible Options.

We believe that, if approved by the stockholders, the Option Exchange Program will permit us to:

- enhance long-term stockholder value by restoring competitive incentives to the participants so they are further motivated to complete and deliver the important strategic and operational initiatives of our company, as exercise prices significantly in excess of market price undermine the effectiveness of options as employee performance and retention incentives; and

- reduce potential overhang, which is the number of shares issuable upon the exercise of outstanding stock options and other stock awards, by reducing the total number of outstanding stock options.

Under the listing rules of NASDAQ, stockholder approval is required to implement the Option Exchange Program. If our stockholders approve this proposal, our board of directors intends to close the exchange offer at 5:00 p.m. Eastern Time on the day following our annual meeting. If we do not obtain stockholder approval of this proposal, we will not be able to implement the Option Exchange Program.

Reasons for the Option Exchange Program

We believe that an effective and competitive employee incentive program is imperative for the future growth and success of our business. We rely on our employees to implement our strategic initiatives, expand and develop our business and satisfy customer needs. Competition for many of these employees, particularly in the high-tech industry, is intense and many companies use stock options as a means of attracting, motivating and retaining their best employees. At our company, stock options constitute a key part of our incentive and retention programs because our board of directors believes that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares.

When the compensation committee approves the grant of a stock option, it establishes the exercise price that the employee must pay to purchase shares of our common stock when the option is exercised. The per share exercise price is set at the closing price of a share of our common stock as reported by NASDAQ on the date the option is granted. Thus, an employee receives value only if he or she exercises an option and sells the purchased shares at a price that exceeds the option's exercise price.

Our stock price has experienced a significant decline during the past several years. As a result, many of our employees now hold stock options with exercise prices significantly higher than the current market price of our common stock. For example, 67% of our outstanding stock options had exercise prices greater than the closing price of our common stock as reported by NASDAQ on March 20, 2009 of $8.40. In addition, as of March 20, 2009, Eligible Participants held options to purchase 1,398,592 shares of our common stock with exercise prices ranging from $13.07 per share to $34.98 per share, while the closing price of our common stock on NASDAQ on that date was $8.40. These "out-of-the-money" options are no longer effective as performance and retention incentives. We believe that to enhance long-term stockholder value we need to maintain competitive employee incentive and retention programs. An equity stake in the success of our company is a critical component of these programs. We believe the Option Exchange Program will provide us with an opportunity to restore for Eligible Participants an incentive to remain with us and contribute to the future growth and success of our business. Although we continue to believe that stock options are an important component of our employees' total compensation, many of our employees view their existing options as having little or no value due to the difference between the exercise prices and the current market price of our common stock. As a result, for many employees, these options are ineffective at providing the incentives and retention value that our board of directors believes are necessary to motivate our employees to increase long-term stockholder value.

In addition to providing key incentives to our employees, excluding, among others, our executive officers, the Option Exchange Program is also designed to benefit our stockholders by reducing the potential dilution to our capital structure from stock option exercises in the future and by providing us better retention tools for our employees due to the extended vesting terms for the New Options.

Based on the number of outstanding stock options as of March 20, 2009 and assuming (1) a Trailing Average Price of $13.00, (2) the exchange ratios described below and (3) that all Eligible Options are exchanged in the Option Exchange Program, we estimate a reduction in our overhang of outstanding stock options of approximately 658,034 shares. The actual reduction in our overhang that could result from the Option Exchange Program could vary significantly and is dependent upon a number of factors, including the actual level of participation in the Option Exchange Program. All Eligible Options that are not exchanged will remain outstanding and in effect in accordance with their existing terms.

Consideration of Alternatives

When considering how best to continue to incentivize and reward our employees who have out-of-the-money stock options, the compensation committee engaged an independent compensation consultant, DolmatConnell & Partners, to review and evaluate strategies to address this issue, including providing specific recommendations for the Option Exchange Program parameters. Based on its review, DolmatConnell & Partners presented several potential alternatives to the compensation committee including:

Take no action. This alternative would require us to conclude that the out-of-the-money stock options would not impact our ability to retain qualified employees by providing competitive compensation packages. We feel, however, that taking no action would have a negative psychological effect as many of the outstanding options are substantially out-of-the-money and have a low perceived value by our employees. In addition, offering valuable equity grants to our employees is warranted based on the practices of other companies in our vertical markets and geographic region, as well as our view of the overall competitive landscape for qualified employees.

Increase cash compensation or provide cash retention bonuses. To replace equity incentives, we considered substantially increasing base and target bonus compensation or providing cash retention bonuses. Significant increases in cash compensation or bonuses, however, would substantially increase our compensation expenses and reduce our cash flow from operations, which would adversely affect our business and operating results and provide shorter term retention incentives than equity compensation.

Grant additional equity compensation. We generally make annual equity grants of stock options and/or restricted stock units to our highest achieving employees to keep total employee compensation packages competitive with those of our peer companies from year to year and to generally incentivize employees. In addition to this year's annual equity grants, we considered granting employees special supplemental stock option grants at current market prices to mitigate the loss in value of previously granted stock options that are now out-of-the-money. While such additional equity grants would provide a positive psychological effect to employees and enhance retention, such supplemental option grants would substantially increase our overhang and result in potential additional dilution to our stockholders. It would also increase our stock compensation expense, which could negatively impact our stock price.

Implement Option Exchange Program. Finally, we considered implementing an option exchange program. We evaluated various types of option exchange programs, including an option-for-cash exchange and an option-for-stock exchange, and determined that an option-for-option exchange would best meet our long-term incentive and retention goals. We determined that a program under which employees could exchange stock options with an exercise price greater than or equal to the higher of (1) $13.00 or (2) the Trailing Average Price was most attractive for a number of reasons, including the following:

- *Reasonable, Balanced Incentives.* We believe that the opportunity to exchange Eligible Options for New Options exercisable for fewer shares, together with a new minimum vesting requirement, represents a reasonable and balanced exchange program with the potential for a significant positive impact on employee retention, motivation and performance.
- *Reduction of the Number of Shares Subject to Outstanding Options.* In addition to the out-of-the-money options having little or no retention value, they also would not otherwise reduce our stock option

overhang until they are exercised or expire unexercised. If approved by our stockholders, the Option Exchange Program will reduce our overhang of outstanding stock options by eliminating the ineffective options that are currently outstanding. Under the proposed Option Exchange Program, Eligible Participants will receive stock options covering fewer shares than the exchanged Eligible Options. As a result, the number of shares subject to all outstanding equity awards will be reduced, thereby reducing the overhang. Based on the number of outstanding stock options as of March 20, 2009 and assuming (1) a Trailing Average Price of $13.00, (2) the exchange ratios described below and (3) that all Eligible Options are exchanged in the Option Exchange Program, we estimate Eligible Options to purchase approximately 1,398,592 shares would be exchanged and cancelled, while New Options covering approximately 740,558 shares would be issued. This would result in a net reduction in the overhang of our outstanding stock options by approximately 658,034 shares, or approximately 2.64% of the number of shares of our common stock outstanding as of March 20, 2009. The actual reduction in our overhang that may result from the Option Exchange Program could vary significantly and is dependent upon a number of factors, including the actual level of participation in the Option Exchange Program. All Eligible Options that are not exchanged will remain outstanding and in effect in accordance with their existing terms.

- *Reduced Pressure for Additional Grants.* If we are unable to implement the Option Exchange Program, we may find it necessary to issue additional options to our employees at current market prices, increasing our overhang. These grants would deplete the current pool of options available for future grants under the 2005 Plan and would also result in increased stock compensation expense, which could negatively impact our stock price.

Description of the Option Exchange Program

Implementing the Option Exchange Program. If the Option Exchange Program is approved by our stockholders, it is our board of directors' intent that Eligible Participants who were offered the opportunity to participate in the program under a tender offer (an "Offer to Exchange") filed with the Securities and Exchange Commission (the "SEC") will be able to complete their exchange by 5:00 p.m. Eastern Time on May 29, 2009, the day following the annual meeting. From the time the Offer to Exchange commences, the Eligible Participants will be given at least 20 business days to make an election to exchange all or a portion of their Eligible Options on a grant-by-grant basis in exchange for New Options. The Grant Date will be the day the Offer to Exchange expires, which we expect will be on May 29, 2009. Even if the Option Exchange Program is approved by our stockholders, our board of directors will retain the authority, in its sole discretion, to terminate or postpone the program at any time prior to the closing of the Offer to Exchange or to exclude certain Eligible Options or Eligible Participants from participating in the Option Exchange Program due to tax, regulatory or accounting reasons or because participation would be inadvisable or impractical. Stockholder approval of the Option Exchange Program applies only to this exchange program. If we were to implement a stock option exchange program in the future, we would once again need to seek stockholder approval.

Outstanding Options Eligible for the Option Exchange Program. To be eligible for exchange under the Option Exchange Program, an option must have an exercise price that is greater than or equal to the higher of (1) $13.00 or (2) the Trailing Average Price. As of March 20, 2009, options to purchase approximately 3,515,954 shares of our common stock were outstanding, of which options to purchase approximately 1,398,592 shares, would be eligible for exchange under the Option Exchange Program (assuming a Trailing Average Price of $13.00).

Eligibility. The Option Exchange Program will be open to all of our domestic employees, except our executive officers, who hold Eligible Options. Members of our board of directors are not eligible to participate in the Option Exchange Program. To be eligible, an employee must be employed by us at the time the Offer to Exchange commences. Additionally, to receive the New Options, an Eligible Participant who exchanges his or her Eligible Options must be an employee on the Grant Date. As of March 20, 2009, approximately 354 employees held Eligible Options (assuming a Trailing Average Price of $13.00).

Exchange Ratios. The Option Exchange Program is not a one-for-one exchange. The exchange ratios will be designed to result in a fair value, for accounting purposes, of the New Options that will be approximately equal to the fair value of the Eligible Options (based on valuation assumptions made when the Option Exchange Program commences). The exchange ratios will be designed to make the grant of the New Options approximately accounting expense neutral. The actual exchange ratios will be determined by the compensation committee prior to the commencement of the Option Exchange Program.

The exchange ratios will be established by grouping together Eligible Options with certain exercise prices and assigning an appropriate exchange ratio to each grouping, and will be based on the fair value of the Eligible Options (calculated using a binomial option pricing model) within the relevant grouping. Setting the exchange ratios in this manner is intended to result in the issuance of New Options that have a fair value (also calculated using a binomial option pricing model) approximately equal to or less than the fair value of the exchanged Eligible Options. This should minimize any additional compensation cost that we must recognize upon granting the New Options, other than some incremental compensation expense that might result from fluctuations in the fair market value of our common stock after the exchange ratios have been set but before the Grant Date.

Although the exchange ratios cannot be currently determined, we can provide an example based on certain assumptions regarding the Trailing Average Price, the fair value of the Eligible Options, and the fair market value of our common stock. For illustration purposes, assuming a Trailing Average Price of $13.00 and a fair market value of our common stock of $8.40 per share (the closing price of our common stock as reported by NASDAQ on March 20, 2009), then based on the above method of determining the exchange ratios, the following exchange ratios would apply:

If the Exercise Price of an Eligible Option is:	The Exchange Ratio would be (Eligible Options to New Options):
$13.00 to $16.00	1.50 for 1
$16.01 to $18.00	1.75 for 1
$18.01 to $20.00	2.00 for 1
$20.01 to $22.00	2.50 for 1
Above $22.00	3.00 for 1

The foregoing exchange ratios are provided merely as an example of how we would determine the exchange ratios if we were commencing the exchange offer based on fair market value of $8.40 per share. We will apply the same methodology once these factors are decided closer to the time of commencement of the Option Exchange Program. The total number of shares of our common stock underlying a New Option that an Eligible Participant will receive with respect to an exchanged Eligible Option will be determined by dividing the number of shares of our common stock underlying the exchanged Eligible Option by the applicable exchange ratio and rounding to the nearest whole number. The exchange ratios will be applied on a grant-by-grant basis.

For example, if an Eligible Participant exchanges an Eligible Option to purchase 1,000 shares with an exercise price of $17.40 per share, that Eligible Participant would receive a New Option to purchase 571 shares (that is, 1,000 divided by 1.75, with the result rounded to the nearest whole number, equals 571).

The following table shows the number of shares of our common stock underlying outstanding Eligible Options (assuming a Trailing Average Price of $13.00) in each exercise price range as of March 20, 2009.

Exercise Price Range of Eligible Options	Maximum Number of Shares Underlying Eligible Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in Years)
$13.00 to $16.00	436,094	$14.43	6.26
$16.01 to $18.00	350,180	$16.78	5.41
$18.01 to $20.00	212,803	$18.68	5.23
$20.01 to $22.00	155,607	$20.94	5.42
Above $22.00	243,908	$25.58	4.39

Election to Participate. Participation in the Option Exchange Program will be voluntary. Eligible Participants will be permitted to exchange all or none of their Eligible Options for New Options on a grant-by-grant basis.

Exercise Price of New Options. All New Options will be granted with an exercise price equal to the closing price of our common stock as reported by NASDAQ on the Grant Date.

Vesting of New Options. The New Options will not be exercisable on the date they are granted, even if the corresponding exchanged Eligible Options had previously become exercisable. In general, subject to the Eligible Participant's continuing service, the New Options will become exercisable as follows:

- If and to the extent the corresponding exchanged Eligible Option was exercisable as of the Grant Date, a like portion of the New Option will become exercisable on the first anniversary of the Grant Date; and
- If and to the extent the corresponding exchanged Eligible Option was not exercisable as of the Grant Date, a like portion (or all) of the New Option will become exercisable one year from the date(s) as of which the Eligible Option would have become exercisable in accordance with its terms.

Term of the New Options. The New Options will have the same expiration date as the original exchanged Eligible Options.

Other Terms and Conditions of the New Options. The other terms and conditions of the New Options will be set forth in an option agreement to be entered into as of the Grant Date. Any additional terms and conditions will be comparable to the other terms and conditions of the Eligible Options. All New Options will be non-qualified stock options for federal income tax purposes, regardless of the tax status of the Eligible Options exchanged in the Option Exchange Program. The shares of our common stock for which the New Options may be exercised are currently registered on a registration statement filed with the SEC.

Cancellation of Net Shares. The Eligible Options exchanged for New Options will be cancelled. The net shares, which are the shares underlying the Eligible Options in excess of the shares underlying the New Options, will not be returned to the pool of shares available under the 2005 Plan. Therefore, the number of shares in the pool of shares of our common stock available for issuance under the 2005 Plan will remain unchanged as a result of the Option Exchange Program.

Accounting Treatment. We have adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or FAS 123(R), regarding accounting for share-based payments. Under FAS 123(R), we will recognize the unamortized compensation cost of the surrendered options as well as any incremental compensation cost of the stock options granted in the Option Exchange Program. The incremental compensation cost will be measured as the excess, if any, of the fair value of each New Option granted to employees for the exchanged Eligible Options, measured as of the date the New Options are granted, over the fair value of the Eligible Options exchanged for the New Options, measured immediately prior to the cancellation. This incremental compensation cost will be recognized ratably over the vesting period of the New Options. In the event that any of the New Options are forfeited prior to their vesting due to termination of service, the incremental compensation cost for the forfeited New Options will not be recognized; however, we would recognize any unamortized compensation expense from the exchanged Eligible Options which would have been recognized under the original vesting schedule.

United States Federal Income Tax Consequences. The following is a summary of the anticipated material United States federal income tax consequences of participating in the Option Exchange Program. A more detailed summary of the applicable tax considerations to participants will be provided in the Offer to Exchange. We believe the exchange of Eligible Options for New Options pursuant to the Option Exchange Program should be treated as a non-taxable exchange, and no income should be recognized for United States federal income tax purposes by us or our employees upon the grant of the New Options. However, the Internal Revenue Service is not precluded from adopting a contrary position, and the laws and regulations themselves are subject to change.

Upon exercise of the New Options, the Eligible Participant will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Such income is considered compensation subject to employment taxes. Upon disposition of the shares, the Eligible Participant will recognize capital gain or loss (which will be long- or short-term depending upon whether the stock were held for more than one year from the date of exercise) equal to the difference between the selling price and the sum of the amount paid for the stock plus any amount recognized as ordinary income upon acquisition of the stock.

All holders of Eligible Options are urged to consult their own tax advisors regarding the tax treatment of participating in the Option Exchange Program under all applicable laws prior to participating in the Option Exchange Program.

Potential Modifications to Terms to Comply with Governmental Requirements. The terms of the Option Exchange Program will be described in an Offer to Exchange that we will file with the SEC. Although we do not anticipate that the SEC will require us to modify the terms significantly, it is possible we will need to alter the terms of the Option Exchange Program to comply with comments from the SEC. Changes in the terms of the Option Exchange Program may also be required for tax purposes as the laws and regulations are subject to change.

Text of Proposed Amendment to the 2005 Plan

Immediately following approval of the 2005 Plan, our board of directors resolved that no further grants of stock options or other awards would thereafter be made under the Amended and Restated 1994 Stock Plan, Amended and Restated 2001 Special Stock Option Plan and 2004 Plan. Therefore, the New Options must be granted under the 2005 Plan. The 2005 Plan does not currently permit us to reduce the exercise price of outstanding options or effect repricing through cancellation and re-grants, with certain exceptions relating to recapitalizations, reorganizations and similar events.

The proposed amendment gives the compensation committee the authority to implement the Option Exchange Program described in this proxy statement. If our stockholders approve this proposal, the 2005 Plan shall be amended by amending and restating Section 14 in its entirety as follows:

"SECTION 14. *AMENDMENTS AND TERMINATION*

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the holder's consent. Except as provided in Section 3(c) or 3(d), without prior stockholder approval in no event may the Administrator exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect repricing through cancellation and re-grants, including cancellation in exchange for cash. Any material Plan amendments (other than amendments that curtail the scope of the Plan), including any Plan amendments that (i) increase the number of shares reserved for issuance under the Plan, (ii) expand the type of Awards available under, materially expand the eligibility to participate in, or materially extend the term of, the Plan, or (iii) materially change the method of determining Fair Market Value, shall be subject to approval by the Company stockholders entitled to vote at a meeting of stockholders. In addition, to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code or to ensure that compensation earned under Awards qualifies as performance-based compensation under Section 162(m) of the Code, Plan amendments shall be subject to approval by the Company stockholders entitled to vote at a meeting of stockholders. Nothing in this Section 14 shall limit the Administrator's authority to take any action permitted pursuant to Section 3(d)."

Summary of the 2005 Plan

The following description of certain features of the 2005 Plan is intended to be a summary only.

Term of the Plan. The 2005 Plan was adopted by our board of directors on September 28, 2005, and subsequently approved by our stockholders on October 10, 2005. Awards of incentive stock options may be granted under the 2005 Plan until September 28, 2015. No other awards may be granted under the 2005 Plan after September 28, 2015. Our board of directors may discontinue the 2005 Plan at any time.

Plan Administration. The compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2005 Plan. The compensation committee currently consists of the following members of our board of directors: George McNamee, Paul J. Kern and Ronald Chwang. The compensation committee may delegate to any other executive officer the authority to grant awards at fair market value to employees who are not subject to the reporting and other provisions of Section 16 of the Securities Exchange Act of 1934, as amended.

Shares Available for Issuance under the 2005 Plan. We initially reserved 1,583,682 shares of our common stock for the issuance of awards under the 2005 Plan. In addition, the 2005 Plan provides that the number of shares reserved and available for issuance under the 2005 Plan will automatically increase each January 1, beginning in 2007, by 4.5% of the outstanding number of shares of our common stock on the immediately preceding December 31. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares from awards under the 2005 Plan that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) are added back to the 2005 Plan and made available for future awards. In addition, stock options returned to our Amended and Restated 1994 Stock Plan, Amended and Restated 2001 Special Stock Option Plan and Amended and Restated 2004 Stock Option and Incentive Plan, as of result of their expiration, cancellation or termination, are automatically made available for issuance under our 2005 Plan. If our capital structure changes, because of a stock dividend, a reorganization or similar event, the number of shares that can be issued under the 2005 Plan will be appropriately adjusted.

As of March 20, 2009, stock options and other unvested restricted stock and deferred stock awards under the 2005 Plan covering 3,783,713 shares of our common stock were outstanding, and 2,448,891 shares were available for future grants under the 2005 Plan (assuming no outstanding awards under the other equity compensation plans are forfeited, cancelled or terminated (other than by exercise) after such date). Based solely on the closing price of our common stock as reported by NASDAQ on March 20, 2009 of $8.40, the maximum aggregate market value of our common stock that could potentially be issued under the 2005 Plan as of such date (including unvested restricted stock awards) is approximately $52,353,874.

Eligibility and Limitations on Grants. Persons eligible to participate in the 2005 Plan will be our full or part-time officers, employees, non-employee directors and other key persons (including consultants and prospective officers) as selected from time to time by the compensation committee. As of March 20, 2009, approximately 487 individuals were eligible to participate in the 2005 Plan.

The maximum award of stock options, stock appreciation rights, deferred stock or restricted stock granted to any one individual will not exceed 2,500,000 shares of our common stock (subject to adjustment for stock splits and similar events) for any fiscal year period.

Stock Options. The 2005 Plan permits the granting of (1) options to purchase our common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and (2) options that do not so qualify. Options granted under the 2005 Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Non-qualified options may be granted to any persons eligible to receive incentive stock options and to non-employee directors and key persons. The option exercise price of each option will be determined by the compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The maximum number of shares that can be granted in the form of incentive stock options cannot exceed 10,000,000.

The term of each option will be fixed by the compensation committee and may not exceed ten years from the date of grant. The compensation committee will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the compensation committee. Options may be exercised in whole or in part with written notice to us.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the compensation committee, or by delivery (or attestation to the ownership) of shares of our common stock purchased by the optionee in the open market or held by the optionee for a minimum specified period. Subject to applicable law, the exercise price may also be delivered to us by a broker pursuant to irrevocable instructions to the broker from the optionee.

To qualify as incentive stock options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable by a participant in any one calendar year.

Stock Appreciation Rights. The compensation committee may award a stock appreciation right either as a freestanding award or in tandem with a stock option. The exercise price of a stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant. The compensation committee may award stock appreciation rights subject to such conditions and restrictions as the compensation committee may determine, provided that (1) upon exercise of a stock appreciation right granted in tandem with an option, the applicable portion of any related option shall be surrendered and (2) stock appreciation rights granted in tandem with options are exercisable at such time or times and to the extent that the related stock options are exercisable.

Restricted Stock. The compensation committee may award shares of our common stock to participants subject to such conditions and restrictions as the compensation committee may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified period.

Deferred Stock Awards. The compensation committee may award phantom stock units as deferred stock awards to participants. Deferred stock awards are ultimately payable in the form of shares of our common stock and may be subject to such conditions and restrictions as the compensation committee may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. In the compensation committee's sole discretion and subject to the participant's compliance with the procedures established by the compensation committee and requirements of Section 409A of the Code, it may permit a participant to make an advance election to receive a portion of his or her future cash compensation otherwise due in the form of a deferred stock award.

Performance-based Awards. To ensure that certain awards granted under the 2005 Plan, including awards of restricted stock and deferred stock, to a "Covered Employee" (as defined in the Code) qualify as "performance-based compensation" under Section 162(m) of the Code, the 2005 Plan provides that the compensation committee may require that the vesting of such awards be conditioned on the satisfaction of any or all of the following performance criteria: (1) our return on equity, assets, capital or investment, (2) our pre-tax or after-tax profit levels or that of any subsidiary, division, operating unit or business segment, or any combination of the foregoing, (3) cash flow, funds from operations or similar measure, (4) total stockholder return, (5) changes in the market price of our common stock, (6) sales or market share or (7) earnings per share. The compensation committee will select the particular performance criteria within 90 days following the commencement of a performance cycle.

Tax Withholding. Participants in the 2005 Plan are responsible for the payment of any federal, state or local taxes that we are required by law to withhold upon any option exercise or vesting of other awards. Subject to approval by the compensation committee, participants may elect to have the minimum tax withholding obligations satisfied either by cash payment, by authorizing us to withhold part of a cash payment to be made in satisfaction of an award under the 2005 Plan, by authorizing us to withhold shares of our common stock to be issued pursuant to an option exercise or other award, or by transferring to us shares our common stock having a value equal to the amount of such taxes.

Change in Control Provisions. The 2005 Plan provides that upon consummation of an Acquisition (as defined in the 2005 Plan), our board of directors and the board of directors of the surviving or acquiring entity shall, as to outstanding awards under the 2005 Plan, make appropriate provisions for the continuation or assumption of such awards.

Amendments and Termination. Our board of directors may at any time amend or discontinue the 2005 Plan and the compensation committee may at any time amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the holder's consent. Any amendments that materially change the terms of the 2005 Plan, including any amendments that increase the number of shares reserved for issuance under the 2005 Plan, expand the types of awards available, materially expand the eligibility to participate in, or materially extend the term of, the 2005 Plan, or materially change the method of determining the fair market value of our common stock, will be subject to approval by stockholders. Amendments shall also be subject to approval by stockholders if and to the extent determined by the compensation committee to be required by the Code to preserve the qualified status of incentive options or to ensure that compensation earned under the 2005 Plan qualifies as performance-based compensation under Section 162(m) of the Code. In addition, except in connection with a reorganization or other similar change in our capital stock or a merger or other transaction, the compensation committee may not reduce the exercise price of an outstanding stock option or stock appreciation right or effect repricing of an outstanding stock option or stock appreciation right through cancellation and re-grant. Notwithstanding the foregoing, if the proposed Option Exchange Program and related amendment to the 2005 Plan are approved, the compensation committee will be authorized to implement the Option Exchange Program described in this proxy statement.

Tax Aspects Under the Code. The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the 2005 Plan. It does not describe all federal tax consequences under the 2005 Plan, nor does it describe state or local tax consequences.

Incentive Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of our common stock issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (1) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (2) there will be no deduction for us for federal income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of our common stock acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally (1) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of our common stock at exercise, and (2) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive option is paid by tendering shares of our common stock.

If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above, the option will be treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is realized by the optionee at the time the option is granted. Generally (1) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares of our common stock on the date of exercise, and we receive a tax deduction for the same amount, and (2) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of our common stock have been held. Special rules will apply where all or a portion of the exercise price of a non-qualified option is paid by tendering shares of our common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Stock Appreciation Rights. No taxable income is generally realized upon the grant of a stock appreciation right. Upon exercise of a stock appreciation right, the grantee will have taxable ordinary income equal to the cash or fair market value of the shares of our common stock received from us, and we will be entitled to a corresponding deduction for tax purposes. Such income is also subject to Social Security taxes.

Restricted Stock Awards. No income is generally realized by the grantee at the time the restricted stock award is granted unless the grantee makes an election under Section 83(b) of the Code within 30 days of the grant. If the grantee makes such a "Section 83(b) election" within the 30-day period, (1) the grantee will realize taxable compensation income equal to the value of the shares minus the purchase price, if any, and (2) we will be entitled to a corresponding tax deduction. When the grantee sells the shares after making a Section 83(b) election, he or she will realize capital gain or loss equal to the difference between the proceeds from the sale and the value of the shares on the grant date. If the grantee makes a Section 83(b) election and subsequently forfeits the shares, he or she will not be entitled to a deduction as a result of the forfeiture, but we must include as ordinary income the amount we previously deducted in the year of grant with respect to such shares.

If the grantee does not make a Section 83(b) election, (1) he or she will realize taxable compensation income when the restricted stock vests equal to the value of the shares upon vesting minus the purchase price, if any, and we will be entitled to a tax deduction for the same amount, and (2) at disposition, appreciation or depreciation after the vesting date is treated as either short-term or long-term capital gain or loss, depending on how long the shares have been held. Upon vesting, the grantee will also be subject to Social Security taxes on the value of the shares upon vesting minus the purchase price, if any.

Deferred Stock Awards. No taxable income is generally realized upon the grant of a deferred stock award. When a deferred stock award is distributed to the grantee in shares of our common stock, the grantee will be taxed at ordinary income rates on the fair market value of the shares of our common stock on the date that the shares of our common stock are issued to the grantee. We generally will be entitled to a corresponding deduction for tax purposes.

Parachute Payments. Any "parachute payments" (as defined in the Code) may be non-deductible to us, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Deductions. As a result of Section 162(m) of the Code, our deduction for certain awards under the 2005 Plan may be limited to the extent that the chief executive officer, or other named executive officers, receives compensation in excess of $1 million a year (other than performance-based compensation that otherwise meets the requirements of Section 162(m) of the Code). The 2005 Plan is structured to allow grants to qualify as performance-based compensation.

Amended Plan Benefits

Because the decision whether to participate in the Option Exchange Program is completely voluntary, we are not able to predict who or how many employees will elect to participate, how many Eligible Options will be exchanged or the number of New Options that will be granted. Members of our board of directors will not be eligible to participate in the Option Exchange Program. The table below lists all outstanding Eligible Options (assuming a Trailing Average Price of $13.00) held as of March 20, 2009 by all current employees who are not executive officers, as a group.

Name(1)	Number of Securities Underlying Outstanding Eligible Options (#)	Current Eligible Option Exercise Price Range ($)	Dollar Value ($)(2)
All current employees who are not executive officers, as a group	1,398,592	$13.07 – $34.98	*

(1) Our executive officers and members of our board of directors are not eligible to participate in the Option Exchange Program.

(2) The dollar value of any benefits to Eligible Participants under the Option Exchange Program, if any, will depend on the Trailing Average Price and the closing price of our common stock as reported by NASDAQ on the Grant Date. Consequently, it is not possible to determine the benefits that might be received by the Eligible Participants.

Equity Compensation Plans

We maintain the following four equity compensation plans under which our equity securities are authorized for issuance to our employees and/or directors: Amended and Restated 1994 Stock Plan, Amended and Restated 2001 Special Stock Option Plan, 2004 Plan and 2005 Plan. Each of these equity compensation plans was approved by our stockholders. The following table represents information about these equity compensation plans as of December 27, 2008:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by stockholders	3,523,931	$13.24	1,537,701
Equity compensation plans not approved by stockholders	—	—	—
TOTAL	**3,523,931**	**$13.24**	**1,537,701**

Effect on Stockholders

We are not able to predict the impact the Option Exchange Program will have on your interests as a stockholder, as we are unable to predict how many participants will exchange their Eligible Options or what the market price of our common stock will be on the Grant Date. If the Option Exchange Program is approved, the exchange ratios will result in the issuance of fewer shares subject to the New Options than were subject to the exchanged Eligible Options and may result in an incremental compensation expense for financial reporting purposes. In addition, the Option Exchange Program is intended to reduce both our existing stock option overhang and our need to issue supplemental stock options in the future to remain competitive with our competitors. While we cannot predict how many Eligible Options will be exchanged, based on the number of outstanding stock options as of March 20, 2009 and assuming (1) a Trailing Average Price of $13.00, (2) the exchange ratios described above and (3) that all Eligible Options are exchanged in the Option Exchange

Program, we estimate a reduction in our overhang of outstanding stock options of approximately 658,034 shares. The actual reduction in our overhang that could result from the Option Exchange Program could vary significantly and is dependent upon a number of factors, including the actual level of participation in the Option Exchange Program.

This proposal must receive an affirmative vote of a majority of the shares present, in person or represented by proxy, and voting on this proposal. Abstentions are included in the number of shares present or represented and voting on this proposal and will have the same effect as an "against" vote. Broker "non-votes" are not considered voted for this proposal and will have no effect.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE *"FOR"* THE APPROVAL OF AN AMENDMENT TO THE 2005 STOCK OPTION AND INCENTIVE PLAN AND A STOCK OPTION EXCHANGE PROGRAM FOR ELIGIBLE EMPLOYEES (EXCLUDING, AMONG OTHERS, OUR EXECUTIVE OFFICERS).

OTHER MATTERS

The board of directors knows of no other matters to be brought before the annual meeting. If any other matters are properly brought before the annual meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment on such matters, under applicable laws.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended for inclusion in the proxy statement to be furnished to all stockholders entitled to vote at our 2010 annual meeting of stockholders, pursuant to Rule 14a-8 promulgated under the Exchange Act by the Securities and Exchange Commission, must be received at the Company's principal executive offices not later than December 14, 2009. Stockholders who wish to make a proposal at the 2010 annual meeting — other than one that will be included in the Company's proxy statement — must notify us between January 28, 2010 and February 27, 2010. If a stockholder who wishes to present a proposal fails to notify us by February 27, 2010 and such proposal is brought before the 2010 annual meeting, then under the Securities and Exchange Commission's proxy rules, the proxies solicited by management with respect to the 2010 annual meeting will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the Securities and Exchange Commission's proxy rules. In order to curtail controversy as to the date on which we received a proposal, it is suggested that proponents submit their proposals by Certified Mail, Return Receipt Requested, to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Such persons are required by regulations of the Securities and Exchange Commission to furnish us with copies of all such filings. Based solely on our review of copies of such filings we believe that all such persons complied on a timely basis with all Section 16(a) filing requirements during the fiscal year ended December 27, 2008, except that Dr. Chwang did not timely file a Form 4 with respect to one transaction.

EXPENSES AND SOLICITATION

The cost of solicitation of proxies will be borne by us and, in addition to soliciting stockholders by mail through its regular employees, we may request banks, brokers and other custodians, nominees and fiduciaries to solicit their customers who have our stock registered in the names of a nominee and, if so, will reimburse such banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs. Solicitation by our officers and employees may also be made of some stockholders in person or by mail, telephone, e-mail or telegraph following the original solicitation. We may also retain an independent proxy solicitation firm to assist in the solicitation of proxies.

HOUSEHOLDING OF PROXY MATERIALS

Our 2008 Annual Report, including audited financial statements for the fiscal year ended December 27, 2008, is being mailed to you along with this proxy statement. In order to reduce printing and postage costs, Broadridge Financial Solutions has undertaken an effort to deliver only one Annual Report and one proxy statement to multiple shareholders sharing an address. This delivery method, called "householding," is not being used, however, if Broadridge has received contrary instructions from one or more of the stockholders sharing an address. If your household has received only one Annual Report and one proxy statement, we will deliver promptly a separate copy of the Annual Report and the proxy statement to any shareholder who sends a written request to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary, Office of the General Counsel, (781) 430-3000. If your household is receiving multiple copies of our Annual Report or proxy statement and you wish to request delivery of a single copy, you may send a written request to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary, Office of the General Counsel.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 27, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file no. 000-51598

iROBOT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**77-0259 335** *(I.R.S. Employer Identification No.)*
8 Crosby Drive, Bedford, MA *(Address of principal executive offices)*	**01730** *(Zip Code)*

(781) 430-3000
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
Common Stock, $0.01 par value per share The NASDAQ Stock Market LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check-mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check-mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock held by nonaffiliates of the registrant was approximately $258,507,973 based on the last reported sale of the Common Stock on the NASDAQ Global Market on June 28, 2008.

As of February 5, 2009, there were 24,916,561 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive Proxy Statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 27, 2008. Portions of such Proxy Statement are incorporated by reference into Part III of this Form 10-K.

iROBOT CORPORATION

ANNUAL REPORT ON FORM 10-K
Year Ended December 27, 2008

TABLE OF CONTENTS

PART I

ITEM 1. *BUSINESS*

This Annual Report on Form 10-K contains forward-looking statements. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, business strategy, plans and objectives of management for future operations, and plans for product development and manufacturing are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss certain of these risks in greater detail in the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K. Also, these forward-looking statements speak only as of the date of this Annual Report on Form 10-K, and we have no plans to update our forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report. We caution readers not to place undue reliance upon any such forward-looking statements.

iRobot, Roomba, Scooba, PackBot, Warrior, Looj, Verro, Create, Negotiator, Virtual Wall, Home Base, and AWARE are trademarks of iRobot Corporation.

Overview

iRobot Corporation ("iRobot" or the "Company" or "we") designs and builds robots that make a difference. For over 19 years, we have developed proprietary technology incorporating advanced concepts in navigation, mobility, manipulation and artificial intelligence to build industry-leading robots. Our Roomba floor vacuuming robots, Scooba floor washing robots and Looj gutter cleaning robot perform time-consuming domestic chores. Our PackBot and Small Unmanned Ground Vehicle (SUGV) tactical ground military robots perform battlefield reconnaissance and bomb disposal. Our Negotiator ground robot performs multi-purpose tasks for local police and first responders. Our Seaglider unmanned underwater robot performs long endurance oceanic missions. We sell our robots to consumers through a variety of distribution channels, including chain stores and other national retailers, and through our on-line store, and to the U.S. military and other government agencies worldwide.

Since our founding by roboticists who performed research at the Massachusetts Institute of Technology, we have accumulated expertise in all the disciplines necessary to design and build durable, high-performance and cost-effective robots through the close integration of software, electronics and hardware. Our core technologies serve as reusable building blocks that we adapt and expand to develop next generation and new products, reducing the time, cost and risk of product development. For example, our proprietary AWARE Robot Intelligence Systems enable the behavioral control of robots. Our AWARE systems allow our Roomba floor vacuuming robot to clean an entire floor while avoiding obstacles and not falling down stairs, and also allow our PackBot robots to accomplish complex missions such as waypoint navigation and real-time obstacle avoidance.

Our significant expertise in robot design and engineering, combined with our management team's experience in military and consumer markets, positions us to capitalize on the growth we expect in the market for robot-based products. We believe that the sophisticated technologies in our existing consumer and military applications are adaptable to a broad array of markets such as law enforcement, homeland security, commercial cleaning, elder care, oil services, home automation, landscaping, agriculture, construction and other vertical markets. Our strategy is to maintain a leadership position in pursuing new applications for robot solutions by leveraging our ability to innovate, to bring new products to market quickly, to reduce costs through design and outsourcing capabilities, and to commercialize the results of our research, much of which is government funded.

Over the past six years, we sold more than 4 million of our home care robots. We also sold during that time more than 2,200 of our PackBot tactical military robots, most of which have been sold to the U.S. military and deployed on missions in Afghanistan and Iraq.

Strategy

Our objective is to expand our leadership globally in designing and building practical robots and in developing robotic technology. Key elements of our strategy to achieve this objective include:

Continued Growth through Profitability, Operational Excellence and Customer Focus. Our ability to continue to grow, to delight our customers with innovative products, and to deliver value and exceed end-user expectations depends on our ability to improve profitability and operating processes and to provide best-in-class service. We intend to consistently improve our profitability through disciplined allocation of resources and by reducing costs of materials, adjusting prices, optimizing our product and channel mix, focusing on our discretionary spending and reducing our seasonality. We will continue to focus on improving the scalability and efficiency of our supply chain process and our purchase and supply practices, and on mitigating single source supply exposure. We will identify, develop and enhance product features and functionality, as well as our ability to efficiently service customers who have problems, by enhancing customer outreach and surveys, and investigating and aggressively focusing on product reliability.

Deliver Great Products and Continue to Expand Our Existing Markets. Our success is built upon our ability to deliver a broad range of innovative products rapidly at economical price points and to offer a broad product line to our customers. Within the consumer market, we offer floor cleaning products for various surfaces at multiple price points, a gutter cleaning product, a pool cleaning product, and a number of product accessories. We are extending our military robot offerings. In addition, we intend to leverage our increasing installed base to expand our revenues from recurring sales of consumables, services and support.

Innovate to Penetrate New Markets. Our goal is to design and build innovative robots that make a difference. We develop robots with functionalities that are adaptable for use in a broad range of applications. We intend to increase the penetration of our products in existing markets, expand existing products into new markets, and develop and launch new products into current and adjacent markets. For example, we are fostering the emerging UUV (unmanned underwater vehicle) market and continuing to grow our international markets.

Leverage Research and Development Across Different Products and Markets. We leverage our research and development across all of our products and markets. For example, we use technological expertise developed through government-funded research and development projects across our other product development efforts. Similarly, expertise developed while designing consumer products is used in designing products for government and industrial applications. This strategy helps us in avoiding the need to start each robot project from scratch, developing robots in a cost-effective manner and minimizing time to market.

Continue to Strengthen Our Brand. We intend to continue to enhance our brand image and corporate identity. The iRobot brand is designed to communicate innovation, reliability, safety and value. Our robots' performance and uniqueness have enabled us to obtain strong word-of-mouth and extensive press coverage leading to increasing brand awareness, brand personality and momentum. We intend to continue to invest in our marketing programs to strengthen our brand recognition and reinforce our message of innovation, reliability, safety and value.

Complement Core Competencies with Strategic Alliances. Our core competencies are the design, development and marketing of robots. We rely on strategic alliances to provide complementary competencies that we integrate into our products and to enhance market access. For example, our alliance with The Boeing Company allows us to accelerate product development of the SUGV, through extensive use of Commercial Off The Shelf (COTS) components; our alliance with Advanced Scientific Concepts, Inc. allows us to integrate LADAR technology for navigation and mapping applications into our autonomous vehicles; and our alliance with TASER International, Inc. allows us to integrate TASER electronic control devices, built on our PackBot robot platforms. We outsource other non-core activities, such as manufacturing and back-office functions, which helps us focus our resources on our core competencies.

Develop a Community of Third-Party Developers Around Our Platforms. We have developed products around which communities of third-party developers can create related accessories, software and complementary products. We intend to foster this community by making our products into extensible platforms with open interfaces designed to carry payloads. For example, our robots are designed to allow third-party designers to add sensors and other functionalities, such as acoustic sniper detection and web-based control.

Develop Employees and Culture of Accountability. We intend to continue to hire only top talent and to invest in our employees through training and on-the-job experience. We will develop innovative people plans to become the employer of choice. In addition, we will foster a culture among our employees of accountability, trust and mutual reliance by closely tracking important employee milestones and metrics, expanding rewards and recognition for top performers, and better leveraging our stock option program.

Technology

We are focused on behavior-based, artificially-intelligent systems developed to meet customer requirements in multiple market segments. In contrast to robotic manufacturing equipment or entertainment systems that are designed to repeat actions in specific, known environments, our systems are designed to complete missions in complex and dynamic real-world environments.

Our robots rely on the interplay among behavior-based artificially intelligent systems, real-world dynamic sensors, user-friendly interfaces and tightly-integrated, electromechanical designs to accomplish their missions efficiently.

AWARE Robot Intelligence Systems. Our proprietary AWARE Robot Intelligence Systems are code bases that enable the behavioral control of robots. Moreover, the AWARE systems include modules that control behaviors, sensor fusion, power management and communication. Our AWARE systems allow our Roomba floor vacuuming robot and our Scooba floor washing robot to clean an entire floor while avoiding obstacles and not falling down stairs, and also allow our PackBot robots and our other unmanned ground vehicles to accomplish complex missions such as waypoint navigation and real-time obstacle avoidance.

Real-World, Dynamic Sensing. The degree of intelligence that our robots display is directly attributable to their ability to perceive — or sense — the world around them. Using specialized hardware and signal processing, we have developed sensors that fit particular cost-performance criteria. In other cases, we use off-the-shelf sensing hardware, such as laser scanners, cameras and optical sensors. We have the exclusive right from Advanced Scientifics Concepts, Inc. to use its LADAR, technology for unmanned ground vehicles and robots. This LADAR technology is a next-generation solid state sensor that marks an important advancement for navigation and mapping applications for all autonomous vehicles. Additionally, we have an agreement with ICx Technologies to integrate its explosive-detecting technology into our PackBot platform. The payload, called the ICx Fido for iRobot PackBot 500, can detect explosive vapors emanating from Improvised Explosive Devices (IEDs).

User-Friendly Interfaces. Our robots require that users interact and instruct our robots in intuitive ways without extensive end-user set-up, installation, training or instruction. For example, our Roomba robots require only one button to have the robot begin its mission, determine the size of the room to be cleaned, thoroughly clean the room and return to its re-charger, right out of the box without any pre-programmed knowledge of the user's home. Similarly, our PackBot robots use intuitive controllers, interoperable between systems, that integrate high-level supervisory commands from the user into the behaviors of the robot.

Tightly-Integrated, Electromechanical Design. Our products rely on our ability to build inherently robust integrated electrical and mechanical components into required form factors. For instance, the computer that powers the PackBot tactical military robot must withstand being dropped from more than ten feet onto concrete. Such high performance specifications require tight design integration.

Combining these four components, we have created proprietary, reusable building blocks of robotics capabilities, including mobility platforms, manipulators, navigation and control algorithms and user interfaces. Our technology building blocks typically allow us to take a known platform and modify it for a new mission instead of starting from scratch for each application. We believe this allows us to design and develop innovative robots cost-effectively.

Products and Development Contracts

We design and build robots for the consumer and government and industrial markets. With nearly two decades of leadership in the robot industry, we remain committed to establishing robot and software platforms for invention and discovery, building key partnerships to develop mission-critical payloads and creating robots that improve the standards of safety and living worldwide.

Consumer Products

We sell various products that are designed for use in and around the home. Our current consumer products are focused on both indoor and outdoor cleaning applications. We believe our consumer products provide value to our customers by delivering better cleaning solutions at an affordable price and by freeing people from repetitive home cleaning tasks.

Home Floor Cleaning Robots

Over the past six years, we sold more than 4 million home floor cleaning robots. We currently offer multiple Roomba floor vacuuming robots and Scooba floor washing robots with varying price points and performance characteristics.

Our Roomba robot's compact disc shape allows it to clean under beds and other furniture, resulting in cleaner floors since the Roomba can access more of the floor than standard upright vacuum cleaners. Roomba is programmed to keep operating until the floor is clean. In addition, Roomba eliminates the need to push a vacuum — it cleans automatically upon the push of a button.

We offer multiple Roomba models with various features. The suggested retail price for the Roomba robots range from $129 to $549 depending on model, configuration and accessory packages.

Scooba, our second major consumer product line, is the first floor washing robot available for home use. Our Scooba robot utilizes the expertise gained from years of Roomba development to create a robot that scrubs your floor.

Our Scooba robot's innovative cleaning process allows the robot to simultaneously sweep, wash, scrub and dry hard floors, all at the touch of a button. Unlike a conventional mop that spreads dirty water on the floor, Scooba will apply only fresh water and cleaning solution to the floor from a clean tank. Scooba will clean dirt and grime, and is safe for use on all sealed, hard floor surfaces, including wood and tile.

Scooba has the ability to navigate around the room using a light-touch bumper and is smart enough to avoid carpets. Scooba features an advanced diagnostic system to provide the user with important maintenance feedback and improve user experience and product life. The suggested retail price for the Scooba robots range from $249 to $499.

Pool Cleaning Robots

Our Verro Pool Cleaning Robot is used to clean a standard size pool in about an hour while removing debris as small as two microns from the pool floor, walls and stairs. Verro is brought to market under the iRobot brand through a relationship with the Aqua Products Group companies including AquaJet LLC and Aquatron, Inc., which developed the pool cleaning robots. There are three models available with a range of suggested retail prices from $399 to $999.

Gutter Cleaning Robot

Our Looj Gutter Cleaning Robot was designed to simplify the difficult and dangerous job of gutter cleaning. The Looj cleans an entire stretch of gutter, reducing the number of times a ladder must be repositioned and climbed during gutter cleaning. The 2.25-inch high Looj drives under gutter straps propelled by a three-stage auger that dislodges and sweeps out dirt, leaves and other debris that can cause costly water damage, overspills and ice dams.

The Looj also features a detachable handle that doubles as a wireless remote control, providing full control of the robot while cleaning. The suggested retail price for the Looj ranges from $99 to $129.

Programmable Robot

Our Create Programmable Robot is a fully assembled programmable robot. The Create has ten built-in demos and 32 sensors that allow users to experiment with robotics. An open cargo bay allows the user to add their own grippers, wireless connections, computers or other hardware. The Create is based on the iRobot Roomba technology and is compatible with Roomba's re-chargeable batteries, remote control and other accessories. The suggested retail price for the Create ranges from $129 to $299.

Government and Industrial Products

In government and industrial product markets, we currently offer both ground and underwater unmanned vehicles. Our tactical ground robots include the combat-tested PackBot and PackBot 510 line of small, unmanned ground robots, the Small Unmanned Ground Vehicle SUGV 300 series multi-purpose ground robots and the low-cost Negotiator for local police and first responders. Our unmanned underwater system, the Seaglider is used on long endurance oceanic missions. The PackBot, SUGV, and Negotiator robot series make up a family of robots using many common platform components and offer our patented flipper technology that enables robots to easily climb stairs, navigate rubble, and penetrate inaccessible areas. The robots are currently priced between approximately $20,000 and $195,000 per unit, depending on configuration and quantities ordered. As of December 2008, more than 2,200 PackBot robots have been delivered to military and civil defense forces worldwide. Our government and industrial robots are designed for high-performance, durability and ease of use while performing search, reconnaissance, mapping, bomb disposal and other dangerous missions.

In 2008, we continued to refine the PackBot product line, focusing on enhanced modularity and new capabilities to support new mission areas. Our unique AWARE 2.0 software was successfully incorporated into the advanced PackBot 510 chassis. As a result, PackBot can now support multiple configurations and payloads with the same chassis, and customers have a single robot capable of multiple missions. Additionally, the PackBot line expanded to include the following configurations targeted to state and local first responders, Army and Marine Corps Combat Engineers, and others.

iRobot PackBot 510 with EOD Kit. This advanced robot quickly adapts to different Improvised Explosive Devices (IEDs), and conventional ordnance, keeping Explosive Ordnance Disposal (EOD) personnel at safe stand-off distances. It features an enhanced chassis, improved manipulator, simplified hand controller and four cameras, making it faster, stronger and easier to-use. Relative to the PackBot 500 EOD, the more powerful manipulator doubles lifting, carrying and manipulation capacity.

iRobot PackBot 510 with FasTac Kit. This multi-mission robot was specifically designed for combat infantry forces and is used in combat now by maneuver and maneuver support units for a variety of tasks. It investigates suspicious objects and identifies roadside bombs, unexploded ordnance, and other IEDs, while keeping troops at safe standoff distances. FasTac's lighter weight and multi-mission capability extend route clearance capabilities to the infantry squad and bring the life-saving advantages of ground robots to the average infantryman.

iRobot PackBot 510 with First Responder Kit. This configuration provides a lower price alternative for state and local customers who may not need all the capability of the PackBot 510 with EOD Kit. Additionally, this configuration provides users with an off-the-shelf smaller and lighter ruggedized laptop control unit.

iRobot PackBot 510 with Engineer Kit. This kit is based on the First Responder Kit but also includes tools for the Engineer mission and a lift kit to lift heavier items. Additionally, the Engineer Kit supports an optional thermal camera.

We also offer more than 60 accessories for the PackBot that provide additional capabilities for the robot, expanding its range and scope of missions.

We continue to sell and support the PackBot 500 line for certain government customers. These configurations include:

iRobot PackBot EOD. PackBot EOD is a rugged, lightweight robot designed to conduct explosive ordnance disposal, hazardous materials, search-and-surveillance and other vital law enforcement tasks for bomb squads, SWAT teams, military units and other authorities. PackBot EOD can handle a full range of IEDs and conventional ordnance disposal challenges. Our PackBot EOD robot's lightweight and rugged OmniReach Manipulator System can extend up to six feet to safely disrupt improvised explosive devices, military ordnance, land mines and other incendiary devices.

iRobot PackBot with ICx Fido Explosives Detection Kit. This explosives-sniffing robot screens packages and other potentially dangerous items while the operator remains at a safe distance. With all-terrain capability that enables it to go virtually anywhere, the robot places ultra-sensitive detectors close to suspicious items and determines within seconds if they are hazardous or harmless. The iRobot PackBot with ICx Fido Explosives Detection Kit is an advanced security solution that also pinpoints people involved in the construction and deployment of explosive devices.

iRobot Negotiator 200. In 2008, we introduced the Negotiator 200 with Civil Response Kit. This rugged robot performs basic reconnaissance for public safety professionals, increasing situational awareness in high-risk scenarios, including bomb identification, hostage situations, search and rescue and other dangerous missions. Negotiator easily climbs stairs, maneuvers through otherwise inaccessible areas and provides the operator with real-time video and two-way audio. Negotiator is designed to minimize training requirements and its compact, lightweight design allows the operator to easily deploy it from any response vehicle. Negotiator's lower cost makes it ideal for civil response operations such as: SWAT, First Responders, Bomb Squads, Surveillance, Reconnaissance and Hazardous Material Detection.

Seaglider. This Unmanned Underwater Vehicle (UUV) is used on long endurance oceanic missions to measure temperature, salinity, depth-averaged current and other measurements of interest to physical oceanographers and military planners. Seagliders are typically deployed on autonomous missions for six months or more, replacing manned research vessels at considerable economic advantage. Seagliders use satellite data telemetry to receive commands and send the measurements it collects each time it surfaces during its mission. The Seaglider technology, which we license from the University of Washington, has a history of open ocean reliable performance. More than 80 Seagliders have been built and delivered by the University of Washington, of which the U.S. Navy's Naval Oceanographer has purchased 11. We expect to begin delivering Seagliders in the second half of 2009.

Contract Research and Development Projects

We are involved in several contract development projects with various U.S. governmental agencies and departments. The durations of these projects range from a few months to several years. These projects are usually funded as either cost-plus arrangements, firm fixed price, or time and materials contracts. In a cost-plus contract, we are allowed to recover our actual costs plus a fixed fee. The total price on a cost-plus contract is based primarily on allowable costs incurred, but generally is subject to a maximum contract funding limit. Under a firm fixed price contract, we receive a fixed amount upon satisfying contractually defined deliverables. On our time and materials contracts, we recover a specific amount per hour worked based on a bill rate schedule, plus the cost of direct materials, subcontracts, and other non-labor costs, including an agreed-upon mark-up. A time and materials contract may provide for a not-to-exceed price ceiling, as well as the potential that we will absorb any cost overrun.

Government funding is provided to further the development of robot technologies to solve various in-field challenges and with the expectation that if the projects result in the development of technically viable prototypes, then the government will purchase multiple production units for future use in the field. The government funding that we receive allows us to accelerate the development of multiple technologies. While the U.S. government retains certain rights to military projects that it has funded, such as the right to use inventions and disclose technical data relating to those projects without constraining the recipient's use of that data, we retain ownership of patents and know-how and are generally free to develop other commercial products, including consumer and industrial products, utilizing the technologies developed during these projects. The rights which the government retains, however, may allow it to provide use of patent rights and know-how to others, and some of the know-how might be used by these third parties for their own development of consumer and industrial products. The contract development projects that we are currently undertaking include, but are not limited to:

Small Unmanned Ground Vehicle and Centralized Controller Device. Future Combat Systems (FCS) is a major program intended to transform the U.S. Army to be strategically responsive and dominant at every point on the spectrum of operations, through real-time network centric communications and systems of a family of manned vehicles and unmanned platforms by the next decade. The FCS program combines advanced technologies, organizations, people and processes with concepts to create new sources of military power that are more responsive, deployable, agile, versatile, lethal, survivable and sustainable. The FCS system of systems is designed to provide increased strategic responsiveness, adaptive modular organizations, and units of action with three to seven days of self-sustainment.

Our specific role in the FCS program is to design and develop the SUGV, which is intended to be the "soldier's robot." The SUGV is expected to be a light-weight, man-portable robot that will support reconnaissance, remote sensing and urban warfare. Based on input from soldiers and commanders in the field, to focus on infantry first, the Army moved to more aggressively support current operations with FCS capabilities, including the SUGV. This acceleration of the SUGV prototypes was two years ahead of schedule. In July 2008, a Preliminary — Limited User Test (P-LUT) focused on the Infantry Brigade at Fort Bliss, Texas. The SUGV is now preparing for a formal Limited User Test (LUT) scheduled in summer of 2009 and will form the basis of an acquisition decision or production decision in December of 2009. A successful production decision could lead to fielding as early as late 2011.

In addition, we have been selected by Lockheed Martin Corporation, the provider of the Centralized Controller Device (CCD) for the FCS program, to be a key supplier of design and development for the CCD's controls and display through its estimated delivery in 2015. The CCD is a handheld device that will allow an individual soldier to remotely control or query the systems in an FCS brigade — from a Class I Unmanned Aerial Vehicle to an unmanned ground system. Our involvement in the FCS program has enabled us to improve various management and control systems and enhance our engineering capabilities to achieve the Software Executive Institute's Configuration Maturity Model certification Level III. The program has also funded the development of earned value measurement and advanced modeling and simulation.

Warrior. Warrior is a 300-pound tracked vehicle, capable of transporting over 150 pounds of payload, with a small footprint and extreme mobility. This effort is currently supported by the Joint Ground Robotics Enterprise and U.S. Army Tank Automotive Research, Development and Engineering Center (TARDEC). The Warrior design incorporates a number of concepts present in our other remote controlled vehicles and demonstrates many of the advantages that modular payloads and common interfaces can bring to the military robotics community. The primary goal of this effort is to advance the maturity levels of the Warrior hardware, firmware and software, and to enhance environmental ruggedness to a level suitable for small quantity manufacturing and evaluation of Warrior platforms in field trials.

Daredevil. Daredevil is an applied research project funded by the TARDEC in which we are investigating the development of an integrated sensor suite consisting of ultra wideband RADAR sensors and high-resolution imaging sensors to provide improved sensing capabilities for Unmanned Ground Vehicles (UGVs), such as the iRobot PackBot. The development of this sensor suite is aimed at improving the navigation capabilities of UGVs operating in dense foliage and poor weather conditions such as rain, snow, smoke. The capability of this integrated sensor suite will extend the benefits of UGVs to warfighters engaged in operations in dense foliage and poor weather conditions and increase their mobility, survivability, and lethality.

UGV/UAV Collaborative Engagement. In coordination with researchers from Carnegie Mellon University, the goal of this U.S. Army Armament Research, Development and Engineering Center (ARDEC)-funded project is to develop a collaborative engagement tool for mission planning and task allocation for the command and control of multiple unmanned air and ground vehicles. The primary project objective of this effort is to design an automated software tool that facilitates the dynamic collaboration of unmanned air and ground vehicles to enable effective joint operations. This capability will be demonstrated in a mission scenario using an Unmanned Aerial Vehicle (UAV) to find, identify, and locate a target of interest on the ground, for example a suspicious vehicle, and then automatically engaging a UGV to navigate to the designated target to provide precise location and ground-based tracking.

We are engaged in a number of other research programs funded by the Defense Advanced Research Projects Agency (DARPA), the U.S. Army Research, Development & Engineering Center (ARDEC), the Office of Naval Research (ONR), TARDEC, and several other U.S. governmental agencies.

Strategic Alliances

Strategic alliances are an important part of our product development and distribution strategies. We rely on strategic alliances to provide technology, complementary product offerings and increased and quicker access to markets. We seek to form relationships with those entities that can provide best-in-class technology or complementary market advantages for establishing iRobot technology in new market segments.

Among the strategic alliances we have established with commercial entities are the following:

The Boeing Company. We have entered into a strategic business agreement with The Boeing Company to develop and market a commercial version of the SUGV that is being developed under the Army's FCS program. This collaboration will accelerate product development, though extensive use of COTS components, to produce a commercial version of the SUGV robots several years earlier than previously planned for use by our U.S. military, domestic and international customers. In addition to cooperative development, we will be working jointly with The Boeing Company, leveraging its extensive, domestic and international marketing network, to market the new commercial SUGV product.

Advanced Scientific Concepts, Inc. In 2007, we entered into agreement with Advanced Scientific Concepts, Inc. for exclusive rights to use its LADAR technology for unmanned ground vehicles in exchange for future commitments to purchase units. LADAR technology is a next-generation solid state sensor that marks an important advancement for navigation and mapping applications for all autonomous vehicles. LADAR sensors have no moving parts and can be compact, light and rugged, making them highly suitable for military and industrial uses. We will assist Advanced Scientific Concepts, Inc. in designing versions of its LADAR technology for use on our military robots. We expect to demonstrate the technology to key customers starting in early 2009, with delivery of a product expected by mid-2009.

TASER International, Inc. We entered into a strategic business agreement with Taser International Inc. in 2007 to develop new robots that can remotely engage, incapacitate and control dangerous suspects with integrated TASER electronic control devices. In December 2008, iRobot and Taser successfully demonstrated a multi-shot Taser system on a PackBot 510 platform.

Our strategy of working closely with third parties extends to the design of our products. By offering extensible platforms designed to carry payloads, we have designed and manufactured our products to leverage the work of those individuals and organizations that offer specialized technological expertise. The PackBot, the Roomba and the Scooba robots are designed with open interfaces that allow third-party designers to add sensors or other functionality to our robots.

Sales and Distribution Channels

We sell our products through distinct sales channels to the consumer and government and industrial markets.

Home Robots

We sell our consumer products through a network of national retailers. In 2008, this network consisted of more than 30 retailers, representing over 7,000 stores in the United States, each of which sold some combination of these products. Internationally, our products are sold in over 40 countries, primarily through a network of in-country distributors who resell to retail stores in their respective countries. We also offer our products domestically and internationally through the on-line store on our website.

We have a philosophy to choose supportive channel partners, and we have grown, and intend to continue to selectively grow our retail network globally and by product line. Certain smaller domestic retail operations are supported by distributors to whom we sell product directly. The table below represents the breakdown of our home robots product revenue for the fiscal years ended December 27, 2008 and December 29, 2007.

	Fiscal Year Ended	
Channel	December 27, 2008	December 29, 2007
Domestic	44.3%	61.6%
International	38.0	15.0
Direct	17.7	23.4
Total	100.0%	100.0%

Although our retail network is our primary distribution channel for our consumer products, our direct-to-consumer offerings through our on-line store is our single largest outlet, representing 17.7% and 23.4% of total home robots division revenue for fiscal 2008 and 2007, respectively. We have established valuable databases and customer lists that allow us to target directly those consumers most likely to purchase a new robot or upgrade. Our increased focus on international sales activities has resulted in an increase of $44.2 million in international home robots revenue for fiscal 2008 as compared to fiscal 2007. We believe we maintain a close connection with our customers in each of our markets, which provides an enhanced position from which to improve our distribution and product offerings.

In the United States, we maintain an in-house sales and product management team. Outside of the United States and Canada, we sell our consumer products through distributors and our website supported by our international sales team. Our consumer distribution strategy is intended to increase our global penetration and presence while maintaining high quality standards to ensure end-user satisfaction.

Government and Industrial

We sell our government and industrial products directly to end users and indirectly through prime contractors and distributors. While the majority of government and industrial products have been sold to date to various operations within the U.S. federal government, we also sell to state and local as well as to international government organizations. Our military products are sold overseas in compliance with the International Traffic in Arms Regulations, or ITAR. We have sold our products to the governments of various countries in the past several years, including the United Kingdom, France, Germany, Sweden, Norway, Israel, Australia, Republic of Korea, Singapore and others.

Customers for our government products, and research and development contracts for the year ended December 27, 2008, include:

Robot Product Customers

- U.S. Army
- U.S. Marine Corp
- U.S. Army and Marine Corp Robotic Systems Joint Program Office
- U.S. Navy EOD Technical Division (Joint Services Explosive Ordnance Disposal Procurement Agency)
- U.S. Air Force
- Domestic Police and First Responders
- Foreign governments, including the United Kingdom, France, Germany, Sweden, Norway, Israel, Australia, Republic of Korea, Singapore

Research and Development Contracts

- U.S. Army Future Combat Systems (FCS) Program
- U.S. Defense Advanced Research Projects Agency (DARPA)
- U.S. Space and Naval Warfare Systems Command (SPAWAR)
- U.S. Army Tank-Automotive and Armaments Command (TACOM)
- Technical Support Working Group (TSWG)
- U.S. Army Armament Research, Development and Engineering Center (ARDEC)
- National Center for Defense Robotics (NCDR)
- Office of Naval Research (ONR)

Our government products are sold by a team of government sales specialists with significant experience in selling to government and defense agencies. All of these individuals have years of experience selling military products to government procurement offices, both in the United States and internationally. We maintain a direct sales and support presence in Europe.

Customer Service and Support

We also invest in our ongoing customer service and support. Consumer customer service representatives, the majority of whom are employees of outsourced service organizations, are extensively trained on the technical intricacies of our consumer products. Government and industrial customer representatives are usually former military personnel who are experienced in logistical and technical support requirements for military operations.

Marketing and Brand

We market our home robots in the United States to end-user customers directly through our sales and product management team. We also market our consumer products in the United States through our retail network of more than 30 retailers and internationally through in-country distributors and our international sales team. We market our government and industrial products directly through our team of government sales specialists to end users and indirectly through prime contractors. We also market our product offerings through the iRobot website. Our marketing strategy is to increase our brand awareness and associate the iRobot brand with innovation, reliability, safety and value. Our sales and marketing expenses represented 15.2%, 18.0% and 18.0% of our total revenue in 2008 2007 and 2006, respectively.

We believe that we have built a trusted, recognized brand by providing high-quality robots. We believe that customer word-of-mouth has been a significant driver of our brand's success to date, which can work very well for products that inspire a high level of user loyalty because users are likely to share their positive experiences. Our grass-roots marketing efforts focus on feeding this word-of-mouth momentum and we use public relations as well as advertising to promote our products.

Our innovative robots and public relations campaigns have generated extensive press coverage. In addition, iRobot and our consumer robots have won several awards and our inclusion among the first-tier partners on the FCS program has greatly enhanced our brand and awareness among government and industrial customers. Through these efforts, we have been able to build our brand, and we expect that our reputation for innovative products and customer support will continue to play a significant role in our growth and success.

We expect to invest in national advertising, consumer and industry trade shows, direct marketing and public relations to further build brand awareness. We believe that our significant in-house experience designing direct marketing campaigns and promotional materials, combined with our media-targeting expertise, gives us a significant competitive advantage.

Our website is also playing an increasing role in supporting brand awareness, addressing customer questions and serving as a showcase for our products. Our home robots and accessories are also sold domestically and internationally through our on-line store. In 2008, the on-line store was the single largest outlet of our home robots division products.

Manufacturing

Our core competencies are the design, development and marketing of robots. Our manufacturing strategy is to outsource non-core activities, such as the production of our robots, to third-party entities skilled in manufacturing. By relying on the outsourced manufacture of both our consumer and military robots, we can focus our engineering expertise on the design of robots.

Using our engineering team, we believe that we can rapidly prototype design concepts and products to achieve optimal value, produce products at lower cost points and optimize our designs for manufacturing requirements, size and functionality.

Manufacturing a new product requires a close relationship between our product designers and the manufacturing organizations. Using multiple engineering techniques, our products are introduced to the selected production facility at an early-development stage and the feedback provided by manufacturing is incorporated into the design before tooling is finalized and mass production begins. As a result, we believe that we can significantly reduce the time required to move a product from its design phase to mass production deliveries, with improved quality and yields.

We outsource the manufacturing of our consumer products to two contract manufacturers, Jetta Company Limited and Kin Yat Industrial Co. Ltd., each of which manufactures our consumer products at a single plant in China. Jetta Company Limited has been manufacturing products since 1977 and brings substantial experience to our production requirements. Jetta Company Limited has several manufacturing locations and recently expanded one of its facilities to increase capacity for the production of our Roomba 400 series and Scooba robots. Kin Yat Industrial Co. Ltd. has been in business since 1981, has several manufacturing locations in China, and began manufacturing our Roomba 500 series in 2007. Combined with our own engineering operations in India and Hong Kong, this allows us to design our products in both the United States and India, use our own engineers in the United States, India and Hong Kong as technical interfaces with the facilities in China, and benefit from the experience of Jetta Company Limited, Kin Yat Industrial Co. Ltd. and their engineers.

Our PackBot family of government and industrial products is manufactured by Gem City Engineering and Manufacturing Corporation, or Gem City, at one plant in Dayton, Ohio. Gem City's location is particularly important as military products supplied to the U.S. government must have the majority of their content manufactured in the United States. Gem City has multiple facilities and relies on subcontractors for certain component manufacturing capabilities. Gem City has been in the business of manufacturing primarily machined metal products since 1936, and has produced numerous products for military contractors. We believe that Gem City's engineers are skilled in the production of products meeting military specifications, and in preparing final products for military inspection and conducting quality reviews.

Our Small Unmanned Ground Vehicle (SUGV) family of government and industrial products, and our Negotiator family of products targeted for municipal markets, and other products will be manufactured by contract manufacturers who provide high quality, scalable, cost effective manufacturing services.

Research and Development

We believe that our future success depends upon our ability to continue to develop new products and product accessories, and enhancements to and applications for our existing products. For the years ended December 27, 2008, December 29, 2007 and December 30, 2006, our research and development expenses were $17.6 million, $17.1 million and $17.0 million, respectively. In addition to our internal research and development activities, for the years ended December 27, 2008, December 29, 2007 and December 30, 2006, we have incurred research and development expenses under funded development arrangements with governments and industrial third parties of $23.9 million, $18.8 million and $15.6 million, respectively. Of our total research and development spending in 2008, 2007 and 2006, approximately 51.7%, 37.9% and 36.4%, respectively was funded by government-sponsored research and development contracts. We intend to continue our investment in research and development to respond to and anticipate customer needs, and to enable us to introduce new products over the next few years that will continue to address our existing market sectors.

Team Organization

Our research and development is conducted by small teams dedicated to particular projects, examples of which include the Roomba team, Scooba team, Warrior team and PackBot team. In connection with our FCS SUGV program, we have instituted a formal integrated product team structure consisting of integrated System of Systems, Integrated Logistical Support, Program Operations and Business Operations teams to work together to deliver a platform that integrates with the FCS system of systems.

Global Engineering

Our domestic research and development efforts are primarily located at our headquarters in Bedford, Massachusetts, our office in Durham, North Carolina, and our special projects engineering office in San Luis Obispo, California. In addition, we have an engineering design center in Mysore, India and a product development team in Hong Kong.

Our global engineering development process for consumer products allows us to leverage the time differences between our U.S. operations and our teams in Asia resulting in a fast, low cost global design and manufacturing cycle. The first stage of the cycle takes place in both our Bedford, Massachusetts and Mysore, India offices where we focus on product definition, prototyping, market research and financial analysis. We then create a design that is manufacturable, including complete modeling and simulation and initial validation of the product/market concept. After the initial development of the prototypes, we leverage the team in Hong Kong for the production stage of the cycle. During this stage, engineers on two continents work on refining the designs, preparing the product for manufacturing and working through the issues for pilot production. The product is then turned over to the contract manufacturer for volume production.

Spiral Development

One of the methods we use to develop military products is a "spiral development" process to get field tested equipment to the troops more quickly. After we develop a new product or product upgrade that will fulfill the desired requirements of the user, the product is tested with soldiers in the field. The user provides performance feedback on the product to the in-field engineer. Revisions are made quickly to retest in the field. This method has allowed our research and development team to not only make revisions on existing products quickly and efficiently, but also capture feedback for future upgrades and innovations to meet user needs. Periodically we send engineers in the field with our PackBot tactical military robots to solicit feedback from users which is often times incorporated into future product development and product enhancements.

Leveraged Model

Our research and development efforts for our next-generation products are supported by a variety of sources. Our next-generation military products are predominately supported by U.S. governmental research organizations, such as the Defense Advanced Research Projects Agency, or DARPA, U.S. Space and Warfare Command, or SPAWAR, Technical Support Working Group, or TSWG, U.S. Army Tank-Automotive and Armaments Command, or TACOM, U.S. Army Armament Research, Development and Engineering Center, or ARDEC, and the FCS program. While the U.S. government retains certain rights in the research projects that it has funded, we retain ownership of patents and know-how and are generally free to develop other commercial products, including consumer and industrial products, utilizing the technologies developed during these projects. Similarly, expertise developed while designing consumer products is used in designing products for government and industrial applications. We also work with strategic collaborators to develop industry-specific technologies. Moreover, we continue to reinvest in advanced research and development projects to maintain our technical capability and to enhance our product offerings.

Competition

The market for robots is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations and the likely increased introduction of new products. We believe that a number of established companies have developed or are developing robots that will compete directly with our product offerings, and many of our competitors have significantly more financial and other resources than we possess. Our current principal competitors include:

- developers of robot floor cleaning products such as AB Electrolux, Alfred Kärcher GmbH & Co., Samsung Electronics Co., Ltd., LG Electronics Inc., Infinuvo/Metapo, Inc, Matsutek Enterprises Co Ltd., Microrobot CO., Ltd., ACE ROBOT Co., Ltd. and Yujin Robotic Co. Ltd.

- developers of small unmanned ground vehicles such as Foster-Miller, Inc. — a wholly owned subsidiary of QinetiQ North America, Inc., Allen-Vanguard Corporation, and Remotec — a division of Northrop Grumman Corporation; and
- established government contractors working on unmanned systems such as Lockheed Martin Corporation, The Boeing Company, BAE Systems, Inc. and General Dynamics Corporation.

While we believe many of our customers purchase our Roomba floor vacuuming robots and Scooba floor washing robots as a supplement to, rather than a replacement for, their traditional vacuum cleaners and wet floor cleaning methods, we do compete in some cases with providers of traditional cleaning products.

We believe that the principal competitive factors in the market for robots include product features, performance for the intended mission, cost of purchase, total cost of system operation, including maintenance and support, ease of use, integration with existing equipment, quality, reliability, customer support, brand and reputation.

Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support. We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products.

Intellectual Property

We believe that our continued success depends in large part on our proprietary technology, the intellectual skills of our employees and the ability of our employees to continue to innovate. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights.

As of December 27, 2008, we held 52 U.S. patents and more than 130 pending U.S. patent applications. Also, we held 15 foreign patents, additional design registrations, and more than 60 pending foreign applications. Our U.S. patents will begin to expire in 2019. We will continue to file and prosecute patent (or design registration, as applicable) applications when and where appropriate to attempt to protect our rights in our proprietary technologies. We also encourage our employees to continue to invent and develop new technologies so as to maintain our competitiveness in the marketplace. It is possible that our current patents, or patents which we may later acquire, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents for our pending patent applications or other inventions we seek to protect. In that regard, we sometimes permit certain intellectual property to lapse or go abandoned under appropriate circumstances and due to uncertainties inherent in prosecuting patent applications, sometimes patent applications are rejected and we subsequently abandon them. It is also possible that we may not develop proprietary products or technologies in the future that are patentable, or that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will harm or altogether preclude our ability to do business.

Our registered U.S. trademarks include iRobot, Roomba, Scooba, iRobot Dirt Dog, Create, PackBot, Home Base, Verro and Virtual Wall. Our marks, iRobot, Roomba, Scooba, and certain other trademarks, have also been registered in selected foreign countries.

Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to ours. Legal protections afford only limited protection for our technology. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Despite our efforts to protect our proprietary rights, unauthorized parties have in the past attempted, and may in the future attempt, to copy aspects of our products or to obtain and use information that we regard as proprietary. Third parties may also design around our proprietary rights, which may render our protected products less valuable, if the design around is favorably received in the marketplace. In addition, if any of our products or the technology underlying our products is covered by third-party patents or other intellectual property rights, we could be subject to various legal actions. We cannot assure you that our products do not infringe patents held by others or that they will not in the future. We have received in the past communications from third parties relating to technologies used in our Roomba floor vacuuming robots that have alleged infringement of patents or violation of other intellectual property rights. In response to these communications, we have contacted these third parties to convey our good faith belief that we do not infringe the patents in question or otherwise violate those parties' rights. Although there have been no additional actions or communications with respect to these allegations, we cannot assure you that we will not receive further correspondence from these parties, or not be subject to additional allegations of infringement from others. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, misappropriation, or other claims. Any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. If we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering applicable software or product solutions, our continued supply of software or product solutions could be disrupted or our introduction of new or enhanced software or products could be significantly delayed.

Regulations

We are subject to various government regulations, including various U.S. federal government regulations as a contractor and subcontractor to the U.S. federal government. Among the most significant U.S. federal government regulations affecting our business are:

- the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;
- the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;
- the Foreign Corrupt Practices Act, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantages;
- the False Claims Act and the False Statements Act, which, respectively, impose penalties for payments made on the basis of false facts provided to the government, and impose penalties on the basis of false statements, even if they do not result in a payment; and
- laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

We also need special security clearances to continue working on and advancing certain of our projects with the U.S. federal government. Classified programs generally will require that we comply with various Executive Orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government clearances.

The nature of the work we do for the federal government may also limit the parties who may invest in or acquire us. Export laws may keep us from providing potential foreign acquirers with a review of the technical data they would be acquiring. In addition, there are special requirements for foreign parties who wish to buy or acquire control or influence over companies that control technology or produce goods in the security interests of the United States. There may need to be a review under the Exon-Florio provisions of the Defense Production Act. Finally, the government may require a prospective foreign owner to establish intermediaries to actually run that part of the company that does classified work, and establishing a subsidiary and its separate operation may make such an acquisition less appealing to such potential acquirers.

In addition, the export from the United States of many of our products may require the issuance of a license by the U.S. Department of Commerce under the Export Administration Act, as amended, and its implementing Regulations as kept in force by the International Emergency Economic Powers Act of 1977, as amended. Some of our products may require the issuance of a license by the U.S. Department of State under the Arms Export Control Act and its implementing Regulations, which licenses are generally harder to obtain and take longer to obtain than do Export Administration Act licenses.

Government Product Backlog

Our government product backlog consists of written orders or contracts to purchase our products received from our government customers. Total backlog of product sales to government customers, which includes federal, state, local and foreign governments, as of December 27, 2008 and December 29, 2007 amounted to approximately $8.4 million and $26.1 million, respectively. We do not have long-term contracts with non-government customers, and purchases from our non-government customers generally occur on an order-by-order basis, which can be terminated or modified at any time by these customers. In addition, our funded research and development contracts may be cancelled or delayed at any time without significant, if any, penalty. As a result, we believe that backlog with respect to product sales to our non-government customers and funded research and development is not meaningful. There can be no assurance that any of our backlog will result in revenue.

Employees

As of December 27, 2008, we had 479 full-time employees located in the United States and abroad, of whom 216 are in research and development, 118 are in operations, 41 are in sales and marketing and 104 are in general and administration. We believe that we have a good relationship with our employees.

Available Information

We were incorporated in California in August 1990 under the name IS Robotics, Inc. and reincorporated as IS Robotics Corporation in Massachusetts in June 1994. We reincorporated in Delaware as iRobot Corporation in December 2000. We conduct operations and maintain a number of subsidiaries in the United States and abroad, including operations in Hong Kong, the United Kingdom, China and India. We also maintain iRobot Securities Corporation, a Massachusetts securities corporation, to invest our cash balances on a short-term basis. Our website address is www.irobot.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the investor relations page of our internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

ITEM 1A. *RISK FACTORS*

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. This discussion highlights some of the risks which may affect future operating results. These are the risks and uncertainties we believe are most important for you to consider. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer.

Risks Related to Our Business

We operate in an emerging market, which makes it difficult to evaluate our business and future prospects.

Robots represent a new and emerging market. Accordingly, our business and future prospects are difficult to evaluate. We cannot accurately predict the extent to which demand for consumer robots will increase, if at all. Moreover, there are only a limited number of major programs under which the U.S. federal government is currently funding the development or purchase of military robots. You should consider the challenges, risks and uncertainties frequently encountered by companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to:

- generate sufficient revenue and gross margin to maintain profitability;
- acquire and maintain market share in our consumer and military markets;
- manage growth in our operations;
- attract and retain customers of our consumer robots;
- develop and renew government contracts for our military robots;
- attract and retain additional engineers and other highly-qualified personnel;
- adapt to new or changing policies and spending priorities of governments and government agencies; and
- access additional capital when required and on reasonable terms.

If we fail to successfully address these and other challenges, risks and uncertainties, our business, results of operations and financial condition would be materially harmed.

Our financial results often vary significantly from quarter-to-quarter due to a number of factors, which may lead to volatility in our stock price.

Our quarterly revenue and other operating results have varied in the past and are likely to continue to vary significantly from quarter-to-quarter. For instance, our consumer product revenue is significantly seasonal. For the fiscal years ended December 27, 2008 and December 29, 2007, we generated 58.6% and 74.6%, respectively, of our revenue from sales of consumer products in the second half of the year. This variability may lead to volatility in our stock price as equity research analysts and investors respond to these quarterly fluctuations. These fluctuations will be due to numerous factors including:

- seasonality in the sales of our consumer products;
- the size and timing of orders from retail stores for our home care robots;
- the size and timing of orders from military and other government agencies;
- the mix of products that we sell in the period;
- disruption of supply of our products from our manufacturers;
- the inability to attract and retain qualified, revenue-generating personnel;
- unanticipated costs incurred in the introduction of new products;

- costs and availability of labor and raw materials;
- costs of freight;
- changes in our rate of returns for our consumer products;
- our ability to introduce new products and enhancements to our existing products on a timely basis;
- price reductions;
- warranty costs associated with our consumer products;
- the amount of government funding and the political, budgetary and purchasing constraints of our government agency customers; and
- cancellations, delays or contract amendments by government agency customers.

Predicting revenue for any particular quarter and from sales of our consumer products includes many challenges. Chain stores and other national retailers typically place orders for the holiday season in the third quarter and early in the fourth quarter. The timing of these holiday season shipments could materially affect our third or fourth quarter results in any fiscal year. Because of quarterly fluctuations, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

Global economic conditions and any associated impact on consumer spending could have a material adverse effect on our business, results of operations and financial condition.

Continued economic uncertainty and reductions in consumer spending may result in reductions in sales of our consumer robots, which would adversely affect our business, results of operations and our financial condition. In addition, recent disruptions in national and international credit markets have lead to a scarcity of credit, tighter lending standards and higher interest rates on consumer and business loans. Continued disruptions in credit markets may materially limit consumer credit availability and restrict credit availability of our retail customers, which would also impact purchases of our consumer robots. Any reduction in sales of our consumer robots, resulting from reductions in consumer spending or continued disruption in the availability of credit to retailers or consumers, could materially and adversely affect our business, results of operations and financial condition.

Our future profitability may fluctuate, and we have a limited operating history on which you can base your evaluation of our business.

As of December 27, 2008, we had an accumulated deficit of $10.9 million. Over the past five years, our accumulated deficit has decreased by $16.2 million due to annual operating profitability. Because we operate in a rapidly evolving industry, there are challenges to predicting our future operating results, and we cannot be certain that our revenues will grow at rates that will allow us to maintain profitability during every fiscal quarter, or even every fiscal year. In addition, we only have limited operating history on which you can base your evaluation of our business. Failure to maintain profitability may result in the loss access to capital under our existing credit arrangements.

A majority of our business currently depends on our consumer robots, and our sales growth and operating results would be negatively impacted if we are unable to enhance our current consumer robots or develop new consumer robots at competitive prices or in a timely manner.

For the years ended December 27, 2008 and December 29, 2007, we derived 56.4% and 58.0% of our total revenue from our consumer robots, respectively. For the foreseeable future, we expect that a significant portion of our revenue will continue to be derived from sales of consumer robots in general and home floor care products in particular. Accordingly, our future success depends upon our ability to further penetrate the consumer home care market, to enhance our current consumer products and develop and introduce new consumer products offering enhanced performance and functionality at competitive prices. The development and application of new technologies involve time, substantial costs and risks. Our inability to achieve significant sales of our newly introduced robots, or to enhance, develop and introduce other products in a timely manner, or at all, would materially harm our sales growth and operating results.

We depend on the U.S. federal government for a significant portion of our revenue, and any reduction in the amount of business that we do with the U.S. federal government would negatively impact our operating results and financial condition.

For the years ended December 27, 2008 and December 29, 2007, we derived 40.3% and 34.9% of our total revenue, respectively, directly or indirectly, from the U.S. federal government and its agencies. Any reduction in the amount of revenue that we derive from a limited number of U.S. federal government agencies without an offsetting increase in new sales to other customers would have a material adverse effect on our operating results.

Our participation in specific major U.S. federal government programs is critical to both the development and sale of our military robots. For example, in the years ended December 27, 2008 and December 29, 2007, 56.7% and 45.0% of our contract revenue was derived from our participation in the U.S. Army's Future Combat Systems program, respectively. Future sales of our PackBot robots will depend largely on our ability to secure contracts with the U.S. military under its robot programs. We expect that there will continue to be only a limited number of major programs under which U.S. federal government agencies will seek to fund the development of, or purchase, robots. Our business will, therefore, suffer if we are not awarded, either directly or indirectly through third-party contractors, government contracts for robots that we are qualified to develop or build. In addition, if the U.S. federal government or government agencies terminate or reduce the related prime contract under which we serve as a subcontractor, revenues that we derive under that contract could be lost, which would negatively impact our business and financial results. Moreover, it is difficult to predict the timing of the award of government contracts and our revenue could fluctuate significantly based on the timing of any such awards.

Even if we continue to receive funding for research and development under these contracts, there can be no assurance that we will successfully complete the development of robots pursuant to these contracts or that, if successfully developed, the U.S. federal government or any other customer will purchase these robots from us. The U.S. federal government has the right when it contracts to use the technology developed by us to have robots supplied by third parties. Any failure by us to complete the development of these robots, or to achieve successful sales of these robots, would harm our business and results of operations.

Our contracts with the U.S. federal government contain certain provisions that may be unfavorable to us and subject us to government audits, which could materially harm our business and results of operations.

Our contracts and subcontracts with the U.S. federal government subject us to certain risks and give the U.S. federal government rights and remedies not typically found in commercial contracts, including rights that allow the U.S. federal government to:

- terminate contracts for convenience, in whole or in part, at any time and for any reason;
- reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;
- cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;
- exercise production priorities, which allow it to require that we accept government purchase orders or produce products under its contracts before we produce products under other contracts, which may displace or delay production of more profitable orders;
- claim certain rights in products provided by us; and
- control or prohibit the export of certain of our products.

Several of our prime contracts with the U.S. federal government do not contain a limitation of liability provision, creating a risk of responsibility for direct and consequential damages. Several subcontracts with prime contractors hold the prime contractor harmless against liability that stems from our work and do not contain a limitation of liability. These provisions could cause substantial liability for us, especially given the use to which our products may be put.

In addition, we are subject to audits by the U.S. federal government as part of routine audits of government contracts. As part of an audit, these agencies may review our performance on contracts, cost structures and compliance with applicable laws, regulations and standards. If any of our costs are found to be allocated improperly to a specific contract, the costs may not be reimbursed and any costs already reimbursed for such contract may have to be refunded. Accordingly, an audit could result in a material adjustment to our revenue and results of operations. Moreover, if an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with the government.

If any of the foregoing were to occur, or if the U.S. federal government otherwise ceased doing business with us or decreased the amount of business with us, our business and operating results could be materially harmed and the value of your investment in our common stock could be impaired.

Some of our contracts with the U.S. federal government allow it to use inventions developed under the contracts and to disclose technical data to third parties, which could harm our ability to compete.

Some of our contracts allow the U.S. federal government rights to use, or have others use, patented inventions developed under those contracts on behalf of the government. Some of the contracts allow the federal government to disclose technical data without constraining the recipient in how that data is used. The ability of third parties to use patents and technical data for government purposes creates the possibility that the government could attempt to establish additional sources for the products we provide that stem from these contracts. It may also allow the government the ability to negotiate with us to reduce our prices for products we provide to it. The potential that the government may release some of the technical data without constraint creates the possibility that third parties may be able to use this data to compete with us in the commercial sector.

Government contracts are subject to a competitive bidding process that can consume significant resources without generating any revenue.

Government contracts are frequently awarded only after formal competitive bidding processes, which are protracted. In many cases, unsuccessful bidders for government agency contracts are provided the opportunity to protest certain contract awards through various agency, administrative and judicial channels. If any of the government contracts awarded to us are protested, we may be required to expend substantial time, effort and financial resources without realizing any revenue with respect to the potential contract. The protest process may substantially delay our contract performance, distract management and result in cancellation of the contract award entirely.

We depend on single source manufacturers, and our reputation and results of operations would be harmed if these manufacturers fail to meet our requirements.

We currently depend on one contract manufacturer, Jetta Company Limited, to manufacture our Roomba 400 series and Scooba series of home robot products at a single plant in China, and one contract manufacturer, Kin Yat Industrial Co Limited, to manufacture our Roomba 500 series of home robot products at a single plant in China. Moreover, we rely on one contract manufacturer, Gem City Engineering and Manufacturing, to manufacture our PackBot products at a single plant in the United States. In 2009, we will manufacture our Negotiator products at a single plant in India. We do not have a long-term contract with Jetta Company Limited and the manufacture of our consumer products is provided on a purchase-order basis. These manufacturers supply substantially all of the raw materials and provide all facilities and labor required to manufacture our products. If these companies were to terminate their arrangements with us or fail to provide the required capacity and quality on a timely basis, we would be unable to manufacture our products until replacement contract manufacturing services could be obtained. To qualify a new contract manufacturer, familiarize it with our products, quality standards and other requirements, and commence volume production is a costly and time-consuming process. We cannot assure you that we would be able to establish alternative manufacturing relationships on acceptable terms.

Our reliance on these contract manufacturers involves certain risks, including the following:

- lack of direct control over production capacity and delivery schedules;
- lack of direct control over quality assurance, manufacturing yields and production costs;
- lack of enforceable contractual provisions over the production and costs of consumer products;
- risk of loss of inventory while in transit from China or India; and
- risks associated with international commerce with China and India, including unexpected changes in legal and regulatory requirements, changes in tariffs and trade policies, risks associated with the protection of intellectual property and political and economic instability.

Any interruption in the manufacture of our products would be likely to result in delays in shipment, lost sales and revenue and damage to our reputation in the market, all of which would harm our business and results of operations. In addition, while our contract obligations with our contract manufacturers in China are typically denominated in U.S. dollars, changes in currency exchange rates could impact our suppliers and increase our prices.

Any efforts to expand our product offerings beyond our current markets may not succeed, which could negatively impact our operating results.

We have focused on selling our robots in the home floor care and military markets. We plan to expand into other markets. For example, we have devoted significant time and incurred expenses in connection with the development of our Looj gutter cleaning robot. In addition, we have devoted significant time and incurred expenses in connection with the development of the Negotiator product for the civil law enforcement and the Seaglider product for the maritime market. Efforts to expand our product offerings beyond the two markets that we currently serve, however, may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, either of which could significantly impair our operating results. Moreover, efforts to expand beyond our existing markets may never result in new products that achieve market acceptance, create additional revenue or become profitable.

If we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

Our headcount and operations are growing rapidly. This rapid growth has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. From December 29, 2007 to December 27, 2008, the number of our employees increased from 423 to 479. We anticipate further growth will be required to address increases in our product offerings and the geographic scope of our customer base. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train, manage and integrate a significant number of qualified managers and employees. If our new employees perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or retaining these or our existing employees, our business may suffer.

In addition, we face risks associated with managing operations outside the United States, including operations in Hong Kong, China, India and the United Kingdom. To manage the expected continued growth of our headcount and operations, we will need to continue to improve our information technology infrastructure, operational, financial and management controls and reporting systems and procedures, and manage expanded operations in geographically distributed locations. Our expected additional headcount and capital investments will increase our costs, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth, we will be unable to successfully execute our business plan, which could have a negative impact on our business, financial condition or results of operations.

If the consumer robot market does not experience significant growth or if our products do not achieve broad acceptance, we will not be able to achieve our anticipated level of growth.

We derive a substantial portion of our revenue from sales of our consumer robots, including our home care robots. For the years ended December 27, 2008 and December 29, 2007, consumer robots accounted for 56.4% and 58.0%, respectively, of our total revenue. We face challenges in predicting the future growth rate or the size of the consumer robot market in general or the home care robot market in particular. Demand for home care robots may not increase, or may decrease, either generally or in specific geographic markets, for particular types of robots or during particular time periods. The expansion of the home robot market and the market for our products depends on a number of factors, such as:

- the cost, performance and reliability of our products and products offered by our competitors;
- public perceptions regarding the effectiveness and value of robots;
- customer satisfaction with robots; and
- marketing efforts and publicity regarding robots.

Even if consumer robots gain wide market acceptance, our robots may not adequately address market requirements and may not continue to gain market acceptance. If robots generally, or our robots specifically, do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth, and our revenue and results of operations would suffer.

Our business and results of operations could be adversely affected by significant changes in the policies and spending priorities of governments and government agencies.

We derive a substantial portion of our revenue from sales to and contracts with U.S. federal, state and local governments and government agencies, and subcontracts under federal government prime contracts. For the years ended December 27, 2008 and December 29, 2007, U.S. federal government orders, contracts and subcontracts accounted for 40.3% and 34.9%, respectively, of our total revenue. We believe that the success and growth of our business will continue to depend on our successful procurement of government contracts either directly or through prime contractors. Many of our government customers are subject to stringent budgetary constraints and our continued performance under these contracts, or award of additional contracts from these agencies, could be jeopardized by spending reductions or budget cutbacks at these agencies. We cannot assure you that future levels of expenditures and authorizations will continue for governmental programs in which we provide products and services. A significant decline in government expenditures generally, or with respect to programs for which we provide products, could adversely affect our government product and funded research and development revenues and prospects, which would harm our business, financial condition and operating results. Our operating results may also be negatively impacted by other developments that affect these governments and government agencies generally, including:

- changes in government programs that are related to our products and services;
- adoption of new laws or regulations relating to government contracting or changes to existing laws or regulations;
- changes in political or public support for security and defense programs;
- delays or changes in the government appropriations process;
- uncertainties associated with the war on terror and other geo-political matters; and
- delays in the payment of our invoices by government payment offices.

These developments and other factors could cause governments and governmental agencies, or prime contractors that use us as a subcontractor, to reduce their purchases under existing contracts, to exercise their rights to terminate contracts at-will or to abstain from renewing contracts, any of which would cause our revenue to decline and could otherwise harm our business, financial condition and results of operations.

We face intense competition from other providers of robots, including diversified technology providers, as well as competition from providers offering alternative products, which could negatively impact our results of operations and cause our market share to decline.

We believe that a number of companies have developed or are developing robots that will compete directly with our product offerings. Additionally, large and small companies, government-sponsored laboratories and universities are aggressively pursuing contracts for robot-focused research and development. Many current and potential competitors have substantially greater financial, marketing, research and manufacturing resources than we possess, and there can be no assurance that our current and future competitors will not be more successful than us. Moreover, while we believe many of our customers purchase our floor vacuuming robots as a supplement to, rather than a replacement for, their traditional vacuum cleaners; we also compete in some cases with providers of traditional vacuum cleaners. Our current principal competitors include:

- developers of robot floor care products such as AB Electrolux, Alfred Kärcher GmbH & Co., Samsung Electronics Co., Ltd., LG Electronics Inc., Infinuvo/Metapo, Inc, Matsutek Enterprises Co Ltd., Microrobot CO., Ltd., ACE ROBOT Co., Ltd. and Yujin Robotic Co. Ltd.
- developers of small unmanned ground vehicles such as Foster-Miller, Inc. — a wholly owned subsidiary of QinetiQ North America, Inc., Allen-Vanguard Corporation, and Remotec — a division of Northrop Grumman Corporation; and
- established government contractors working on unmanned systems such as Lockheed Martin Corporation, the Boeing Company, BAE Systems, Inc. and General Dynamics Corporation.

In the event that the robot market expands, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. Companies competing with us may introduce products that are competitively priced, have increased performance or functionality, or incorporate technological advances that we have not yet developed or implemented. Increased competitive pressure could result in a loss of sales or market share or cause us to lower prices for our products, any of which would harm our business and operating results.

The market for robots is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations and the likely increased introduction of new products. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support. We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products. Our failure to compete successfully could cause our revenue and market share to decline, which would negatively impact our results of operations and financial condition.

Our business is significantly seasonal and, because many of our expenses are based on anticipated levels of annual revenue, our business and operating results will suffer if we do not achieve revenue consistent with our expectations.

Our home robots revenue is significantly seasonal. For the fiscal years ended December 27, 2008 and December 29, 2007, we generated 58.6% and 74.6%, respectively, of our revenue from sales of consumer products in the second half of the year. We expect a majority of such revenue will continue to be generated in the second half of the year for the foreseeable future. As a result of this seasonality, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.

We base our current and future expense levels on our internal operating plans and sales forecasts, including forecasts of holiday sales for our consumer products. A significant portion of our operating expenses, such as research and development expenses, certain marketing and promotional expenses and employee wages and salaries, do not vary directly with sales and are difficult to adjust in the short term. As a result, if sales for a quarter, particularly the final quarter of a fiscal year, are below our expectations, we might not be able to reduce operating expenses for that quarter and, therefore, we would not be able to reduce our operating expenses for the fiscal year.

Accordingly, a sales shortfall during a fiscal quarter, and in particular the fourth quarter of a fiscal year, could have a disproportionate effect on our operating results for that quarter or that year. As a result of these factors, we may report operating results that do not meet the expectations of equity research analysts and investors. This could cause the trading price of our common stock to decline.

If critical components of our products that we currently purchase from a small number of suppliers become unavailable, we may incur delays in shipment, which could damage our business.

We and our outsourced manufacturers obtain hardware components, various subsystems, raw materials and batteries from a limited group of suppliers, some of which are sole suppliers. We do not have any long-term agreements with these suppliers obligating them to continue to sell components or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components of sufficient quality, will increase prices for the components and will perform their obligations on a timely basis. If we or our outsourced manufacturers are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, reduce our gross margin and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, or at all. In particular, the prices of ABS plastic and nickel (for batteries) have fluctuated greatly and we cannot provide assurance that the prices of these components will not materially impact our results of operations.

Our products are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes.

Our robots rely on the interplay among behavior-based artificially intelligent systems, real-world dynamic sensors, user-friendly interfaces and tightly-integrated, electromechanical designs to accomplish their missions. Despite testing, our new or existing products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. Our quality control procedures relating to the raw materials and components that it receives from third-party suppliers as well as our quality control procedures relating to its products after those products are designed, manufactured and packaged may not be sufficient. In addition, increased development and warranty costs, including the costs of any mandatory or voluntary recall or product upgrades, could be substantial and could reduce our operating margins. Moreover, because military robots are used in dangerous situations, the failure or malfunction of any of these robots, including our own, could significantly damage our reputation and support for robot solutions in general. The existence of any defects, errors, or failures in our products could also lead to product liability claims or lawsuits against us. A successful product liability claim could result in substantial cost, diminish our brand and divert management's attention and resources, which could have a negative impact on our business, financial condition and results of operations.

The robot industry is and will likely continue to be characterized by rapid technological change, which will require us to develop new products and product enhancements, and could render our existing products obsolete.

Continuing technological changes in the robot industry and in the markets in which we sell our robots could undermine our competitive position or make our robots obsolete, either generally or for particular types of services. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which we offer our robots. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to forego purchases of our products and purchase our competitors' products. Moreover, the development of new products has required, and will require, that we expend significant financial and management resources. We have incurred, and expect to continue to incur, significant research and development expenses in connection with our efforts to expand our product offerings. If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products could lose market share, our revenue and profits could decline, or we could experience operating losses. Moreover, if we are unable to offset our product development costs through sales of existing or new products or product enhancements, our operating results and gross margins would be negatively impacted.

If we are unable to attract and retain additional skilled personnel, we may be unable to grow our business.

To execute our growth plan, we must attract and retain additional, highly-qualified personnel. Competition for hiring these employees is intense, especially with regard to engineers with high levels of experience in designing, developing and integrating robots. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. In addition, in making employment decisions, particularly in the high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Therefore, significant volatility in the price of our stock may adversely affect our ability to attract or retain technical personnel. Furthermore, changes to accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the sizes or types of stock options that job candidates may require to accept our offer of employment. If we fail to attract new technical personnel or fail to retain and motivate our current employees, our business and future growth prospects could be severely harmed.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

If the size of our markets increases, we would be more likely to be subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. In addition, the vendors from which we license technology used in our products could become subject to similar infringement claims. Our vendors, or we, may not be able to withstand third-party infringement claims. Any claims, with or without merit, could be time- consuming and expensive, and could divert our management's attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. In addition, we may be required to indemnify our retail and distribution partners for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination could also prevent us from offering our products to others. Infringement claims asserted against us or our vendors may have a material adverse effect on our business, results of operations or financial condition.

If we fail to maintain or increase our consumer robot sales through our primary distribution channels, which include third-party retailers, our product sales and results of operations would be negatively impacted.

Chain stores and other national retailers are the primary distribution channels for our consumer robots and accounted for approximately 21% and 31% of our total revenue for the fiscal years ended December 27, 2008 and December 29, 2007, respectively. We do not have long-term contracts regarding purchase volumes with any of our retail distributors. As a result, purchases generally occur on an order-by-order basis, and the relationships, as well as particular orders, can generally be terminated or otherwise materially changed at any time by our retail distributors. A decision by a major retail distributor, whether motivated by competitive considerations, financial difficulties, economic conditions or otherwise, to decrease its purchases from us, to reduce the shelf space for our products or to change its manner of doing business with us could significantly damage our consumer product sales and negatively impact our business, financial condition and results of operations. In addition, during recent years, various retailers, including some of our distributors, have experienced significant changes and difficulties, including consolidation of ownership, increased centralization of purchasing decisions, restructurings, bankruptcies and liquidations. These and other financial problems of some of our retailers increase the risk of extending credit to these retailers. A significant adverse change in a retail distributor relationship with us or in a retail distributor's financial position could cause us to limit or discontinue business with that distributor, require us to assume more credit risk relating to that distributor's receivables or limit our ability to collect amounts related to previous purchases by that distributor, all of which could harm our business and financial condition. Disruption of the iRobot on-line store could also decrease our home care robot sales.

If we fail to enhance our brand, our ability to expand our customer base will be impaired and our operating results may suffer.

We believe that developing and maintaining awareness of the iRobot brand is critical to achieving widespread acceptance of our existing and future products and is an important element in attracting new customers. Furthermore, we expect the importance of global brand recognition to increase as competition develops. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts, including our mass media outreach, in-store training and presentations and public relations, and our ability to provide customers with reliable and technically sophisticated robots at competitive prices. If customers do not perceive our products to be of high quality, our brand and reputation could be harmed, which could adversely impact our financial results. In addition, brand promotion efforts may not yield significant revenue or increased revenue sufficient to offset the additional expenses incurred in building our brand. If we incur substantial expenses to promote and maintain our brand, we may fail to attract sufficient customers to realize a return on our brand-building efforts, and our business would suffer.

If our existing collaborations are unsuccessful or we fail to establish new collaborations, our ability to develop and commercialize additional products could be significantly harmed.

If we cannot maintain our existing collaborations or establish new collaborations, we may not be able to develop additional products. We anticipate that some of our future products will be developed and commercialized in collaboration with companies that have expertise outside the robot field. For example, we are currently collaborating with: The Boeing Company, acting by and through its Integrated Defense Systems Combat Systems business unit, on the development of the PackBot SUGV-Early; Lockheed-Martin on the FCS Command Controller device; ICx Nomadics for joint development of explosive and chemical detection unmanned systems, under the Joint Force protection Advanced Security System. Under these collaborations, we may be dependent on our collaborators to fund some portion of development of the product or to manufacture and market either the primary product that is developed pursuant to the collaboration or complementary products required in order to operate our products. In addition, we cannot assure you that we will be able to establish additional collaborative relationships on acceptable terms.

Our existing collaborations and any future collaborations with third parties may not be scientifically or commercially successful. Factors that may affect the success of our collaborations include the following:

- our collaborators may not devote the resources necessary or may otherwise be unable to complete development and commercialization of these potential products;
- our existing collaborations are and future collaborations may be subject to termination on short notice;
- our collaborators may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with our products, which could affect our collaborators' commitment to the collaboration with us;

- reductions in marketing or sales efforts or a discontinuation of marketing or sales of our products by our collaborators could reduce our revenue;
- our collaborators may terminate their collaborations with us, which could make it difficult for us to attract new collaborators or harm our reputation in the business and financial communities; and
- our collaborators may pursue higher priority programs or change the focus of their development programs, which would weaken our collaborators' commitment to us.

We depend on the experience and expertise of our senior management team and key technical employees, and the loss of any key employee may impair our ability to operate effectively.

Our success depends upon the continued services of our senior management team and key technical employees, such as our project management personnel and senior engineers. Moreover, we often must comply with provisions in government contracts that require employment of persons with specified levels of education and work experience. Each of our executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of any member of our senior management team might significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships. In addition, because of the highly technical nature of our robots, the loss of any significant number of our existing engineering and project management personnel could have a material adverse effect on our business and operating results.

We are subject to extensive U.S. federal government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

As a contractor and subcontractor to the U.S. federal government, we are subject to and must comply with various government regulations that impact our operating costs, profit margins and the internal organization and operation of our business. Among the most significant regulations affecting our business are:

- the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;
- the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;
- the Foreign Corrupt Practices Act, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantage;
- the False Claims Act and the False Statements Act, which, respectively, impose penalties for payments made on the basis of false facts provided to the government, and impose penalties on the basis of false statements, even if they do not result in a payment; and
- laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Also, we need special clearances to continue working on and advancing certain of our projects with the U.S. federal government. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain the clearances or terminate employment with us, then a customer requiring classified work could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and employ personnel with specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts. For example, if we were to lose our security clearance, we would be unable to continue to participate in the U.S. Army's Future Combat Systems program. Classified programs generally will require that we comply with various Executive Orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government clearances.

Our failure to comply with applicable regulations, rules and approvals could result in the imposition of penalties, the loss of our government contracts or our suspension or debarment from contracting with the federal government generally, any of which would harm our business, financial condition and results of operations.

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. Significant technology used in our products, however, is not the subject of any patent protection, and we may be unable to obtain patent protection on such technology in the future. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. In addition, the laws of countries other than the United States in which we market our products may afford little or no effective protection of our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Some of our contracts with the U.S. federal government allow the federal government to disclose technical data regarding the products developed on behalf of the government under the contract without constraining the recipient on how it is used. This ability of the government creates the potential that third parties may be able to use this data to compete with us in the commercial sector. If we fail to protect our intellectual property and other proprietary rights, our business, results of operations or financial condition could be materially harmed.

In addition, defending our intellectual property rights may entail significant expense. We believe that certain products in the marketplace may infringe our existing intellectual property rights. We have, from time to time, resorted to legal proceedings to protect our intellectual property and may continue to do so in the future. We may be required to expend significant resources to monitor and protect our intellectual property rights. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we were to prevail.

Acquisitions and potential future acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and impair our financial results.

As part of our business strategy, we have acquired Nekton and intend to consider additional acquisitions of companies, technologies and products that we believe could accelerate our ability to compete in our core markets or allow us to enter new markets. Acquisitions involve numerous risks, any of which could harm our business, including:

- difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company and realizing the anticipated synergies of the combined businesses;
- difficulties in supporting and transitioning customers, if any, of the target company;
- diversion of financial and management resources from existing operations;
- the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;
- risks of entering new markets in which we have limited or no experience;

- potential loss of key employees, customers and strategic alliances from either our current business or the target company's business;
- assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company's products; and
- inability to generate sufficient revenue to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could lower the market price of our common stock. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We anticipate that our current cash, cash equivalents, cash provided by operating activities and funds available through our working capital line of credit, will be sufficient to meet our current and anticipated needs for general corporate purposes. We operate in an emerging market, however, which makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. For example in fiscal 2007 we consumed $27 million of our cash and short term investments. If similar consumptions of cash were to continue, we may need additional financing to execute on our current or future business strategies, including to:

- hire additional engineers and other personnel;
- develop new, or enhance existing, robots and robot accessories;
- enhance our operating infrastructure;
- acquire complementary businesses or technologies; or
- otherwise respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures would be significantly limited. In addition, our access to credit through our working capital line of credit may be limited by the restrictive financial covenants contained in that agreement, which require us to maintain profitability.

Environmental laws and regulations and unforeseen costs could negatively impact our future earnings.

The manufacture and sale of our products in certain states and countries may subject us to environmental and other regulations. We also face increasing complexity in our product design as we adjust to new and upcoming requirements relating to our products, including the restrictions on lead and certain other substances in electronics that apply to specified electronics products put on the market in the European Union (Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive). Similar laws and regulations have been or may be enacted in other regions, including in the United States, Canada, Mexico, China, the United Kingdom, Germany and Japan. There is no assurance that such existing laws or future laws will not impair future earnings or results of operations.

Business disruptions resulting from international uncertainties could negatively impact our profitability.

We derive, and expect to continue to derive, a portion of our revenue from international sales in various European markets, Canada, Japan, Korea and Singapore. For the fiscal years ended December 27, 2008 and December 29, 2007, sales to non-U.S. customers accounted for 23.4% and 13.1% of total revenue, respectively. Our international revenue and operations are subject to a number of material risks, including, but not limited to:

- difficulties in staffing, managing and supporting operations in multiple countries;
- difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues;
- fewer legal protections for intellectual property;
- foreign and U.S. taxation issues and international trade barriers;
- difficulties in obtaining any necessary governmental authorizations for the export of our products to certain foreign jurisdictions;
- potential fluctuations in foreign economies;
- government currency control and restrictions on repatriation of earnings;
- fluctuations in the value of foreign currencies and interest rates;
- general economic and political conditions in the markets in which we operate;
- domestic and international economic or political changes, hostilities and other disruptions in regions where we currently operate or may operate in the future; and
- different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, threats to our intellectual property, difficulty in collecting receivables, and a higher cost of doing business, any of which could negatively impact our business, financial condition or results of operations. Moreover, our sales, including sales to customers outside the United States, are primarily denominated in U.S. dollars, and downward fluctuations in the value of foreign currencies relative to the U.S. dollar may make our products more expensive than other products, which could harm our business.

If we are unable to continue to obtain U.S. federal government authorization regarding the export of our products, or if current or future export laws limit or otherwise restrict our business, we could be prohibited from shipping our products to certain countries, which would harm our ability to generate revenue.

We must comply with U.S. laws regulating the export of our products. In addition, we are required to obtain a license from the U.S. federal government to export our PackBot, Warrior and SUGV lines of tactical military robots. We cannot be sure of our ability to obtain any licenses required to export our products or to receive authorization from the U.S. federal government for international sales or domestic sales to foreign persons. Moreover, the export regimes and the governing policies applicable to our business are subject to change. We cannot assure you of the extent that such export authorizations will be available to us, if at all, in the future. In some cases where we act as a subcontractor, we rely upon the compliance activities of our prime contractors, and we cannot assure you that they have taken or will take all measures necessary to comply with applicable export laws. If we or our prime contractor partners cannot obtain required government approvals under applicable regulations in a timely manner or at all, we would be delayed or prevented from selling our products in international jurisdictions, which could materially harm our business, operating results and ability to generate revenue.

State and local taxing authorities may determine that we are required to collect and remit sales tax in additional jurisdictions.

We collect and remit sales tax in states in which we have a physical presence or in which we believe nexus exists, which obligates us to collect sales tax. Other states may, from time to time, claim that we have state-related activities constituting a sufficient nexus to require such collection. Additionally, many other states seek to impose sales tax collection obligations on companies that sell goods to customers in their state, or directly to the state and its political subdivisions, even without a physical presence. A successful assertion by one or more states that we should collect sales tax on the sale of merchandise could result in substantial tax liabilities related to past sales.

Currently, U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If any of these initiatives were successful, we could be required to collect sales and use taxes in additional states, which could result in substantial tax liabilities and penalties in connection with past sales.

Our income tax provision and other tax liabilities may be insufficient if taxing authorities are successful in asserting tax positions that are contrary to our position. Additionally, there is no guarantee that we will realize our deferred tax assets.

From time to time, we are audited by various federal, state and local authorities regarding income tax matters. Significant judgment is required to determine our provision for income taxes and our liabilities for federal, state, local and other taxes. Although we believe our approach to determining the appropriate tax treatment is supportable and in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," it is possible that the final tax authority will take a tax position that is materially different than that which is reflected in our income tax provision. Such differences could have a material adverse effect on our income tax provision or benefit, in the reporting period in which such determination is made and, consequently, on our results of operations, financial position and/or cash flows for such period.

At December 27, 2008 we had gross deferred tax assets of $15.3 million and a valuation allowance of $3.5 million resulting in net deferred tax asset of $11.8 million. Future adjustments, either increases or decreases, to our deferred tax asset valuation allowance will be determined based upon changes in the expected realization of our net deferred tax assets. The realization of our deferred tax assets ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under the tax law. Due to significant estimates utilized in establishing the valuation allowance and the potential for changes in facts and circumstances, it is possible that we will be required to record adjustments to the valuation allowance in future reporting periods. Our results of operations would be impacted negatively if we determine that increases to our deferred tax asset valuation allowance are required in a future reporting period.

Our directors and management will exercise significant control over our company, which will limit your ability to influence corporate matters.

As of December 27, 2008, our directors and executive officers and their affiliates collectively beneficially owned approximately 20.9% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might negatively affect the market price of our common stock.

Provisions in our certificate of incorporation and by-laws, our shareholder rights agreement or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

- limitations on the removal of directors;
- a classified board of directors so that not all members of our board are elected at one time;
- advance notice requirements for stockholder proposals and nominations;
- the inability of stockholders to act by written consent or to call special meetings;
- the ability of our board of directors to make, alter or repeal our by-laws; and
- the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

We have also adopted a shareholder rights agreement that entitles our stockholders to acquire shares of our common stock at a price equal to 50% of the then-current market value in limited circumstances when a third party acquires or announces its intention to acquire 15% or more of our outstanding common stock.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our corporate headquarters are located in Bedford, Massachusetts, where we lease approximately 157,000 square feet. This lease expires on May 1, 2020. We lease 15,700 square feet in Durham, North Carolina supporting our government and industrial division's UUVs. We lease 6,150 square feet of space at a facility in Burlington, Massachusetts, for our prototype work on unmanned ground vehicles. We also lease 7,550 square feet in Mysore, India and we lease smaller facilities in Hong Kong; Shenzhen, China; London, England; San Luis Obispo, California; and Crystal City, Virginia. We do not own any real property. We believe that our leased facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.

ITEM 3. *LEGAL PROCEEDINGS*

From time to time and in the ordinary course of business, we are subject to various claims, charges and litigation. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, which could materially affect our financial condition or results of operations.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is listed on the NASDAQ Global Market under the symbol "IRBT". The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock as reported on the NASDAQ Global Market.

	High	Low
Fiscal 2007:		
First quarter	$19.48	$12.76
Second quarter	$20.74	$13.12
Third quarter	$24.30	$16.20
Fourth quarter	$20.70	$14.51
Fiscal 2008:		
First quarter	$22.42	$16.76
Second quarter	$18.63	$12.48
Third quarter	$17.62	$11.29
Fourth quarter	$15.82	$ 7.17

As of February 5, 2009, there were approximately 24,916,561 shares of our common stock outstanding held by approximately 145 stockholders of record and the last reported sale price of our common stock on the NASDAQ Global Market on February 5, 2009 was $7.95 per share.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Equity Compensation Plan Information

We maintain the following four equity compensation plans under which our equity securities are authorized for issuance to our employees and/or directors: Amended and Restated 1994 Stock Plan; Amended and Restated 2001 Special Stock Option Plan; Amended and Restated 2004 Stock Option and Incentive Plan; and 2005 Stock Option and Incentive Plan. Each of the foregoing compensation plans was approved by our stockholders. The following table represents information about these plans as of December 27, 2008:

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by security holders	3,523,931	$13.24	1,537,701
Equity compensation plans not approved by security holders	—	—	—
Total	3,523,931	$13.24	1,537,701

No further grants are being made under the Amended and Restated 1994 Stock Plan, the Amended and Restated 2001 Special Stock Option Plan and the Amended and Restated 2004 Stock Option and Incentive Plan.

Issuer Purchases of Equity Securities

During the fiscal quarter ended December 27, 2008, there were no repurchases made by us or on our behalf, or by any "affiliated purchasers," of shares of our common stock.

ITEM 6. *SELECTED FINANCIAL DATA*

The selected historical financial data set forth below as of December 27, 2008 and December 29, 2007 and for the years ended December 27, 2008, December 29, 2007 and December 30, 2006 are derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, and which are included elsewhere in this Annual Report on Form 10-K. The selected historical financial data as of December 30, 2006, December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004 are derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP and which are not included elsewhere in this Annual Report.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results to be expected for any future period.

	Year Ended				
	December 27, 2008	December 29, 2007	December 30, 2006	December 31, 2005	December 31, 2004
	(In thousands, except earnings per share amounts)				
Consolidated Statement of Operations:					
Revenue					
Product revenue(1)	$281,187	$227,457	$167,687	$124,616	$82,678
Contract revenue	26,434	21,624	21,268	17,352	12,365
Total revenue	307,621	249,081	188,955	141,968	95,043
Cost of Revenue					
Cost of product revenue	190,250	147,689	103,651	81,855	59,321
Cost of contract revenue	23,900	18,805	15,569	12,534	8,371
Total cost of revenue	214,150	166,494	119,220	94,389	67,692
Gross Margin(1)	93,471	82,587	69,735	47,579	27,351
Operating Expenses					
Research and development	17,566	17,082	17,025	11,601	5,504
Selling and marketing	46,866	44,894	33,969	21,796	14,106
General and administrative	28,840	20,919	18,703	12,072	7,298
Litigation and related expenses(2)	—	2,341	—	—	—
Total operating expenses	93,272	85,236	69,697	45,469	26,908
Operating (Loss) Income	199	(2,649)	38	2,110	443
Net Income	$ 756	$ 9,060	$ 3,565	$ 2,610	$ 219
Net Income Attributable to Common Stockholders	$ 756	$ 9,060	$ 3,565	$ 1,553	$ 118
Net Income Per Common Share					
Basic	$ 0.03	$ 0.37	$ 0.15	$ 0.13	$ 0.01
Diluted	$ 0.03	$ 0.36	$ 0.14	$ 0.11	$ 0.01
Shares Used in Per Common Share Calculations Basic	24,654	24,229	23,516	12,007	9,660
Diluted	25,533	25,501	25,601	14,331	19,183

(1) Beginning in the first quarter of 2004, we converted from recognizing revenue from U.S. consumer product sales on a "sell-through" basis (when retail stores sold our robots) to a "sell-in" basis (when our robots are shipped to retail stores). As a result of this conversion, our revenue and gross margin in the first quarter of 2004 included $5.7 million and $2.5 million, respectively, from robots shipped prior to 2004.

(2) Consists of costs for litigation relating to lawsuits filed against Robotic FX, Inc. and Jameel Ahed, as well as settlement costs related to ending the litigation.

	December 27, 2008	December 29, 2007	December 30, 2006	December 31, 2005	December 31, 2004
			(In thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 40,852	$ 26,735	$ 5,583	$ 76,064	$ 19,441
Short term investments	—	16,550	64,800	—	—
Total assets	163,678	169,092	135,308	124,935	45,137
Total liabilities	44,002	58,865	40,389	37,379	31,921
Total redeemable convertible preferred stock	—	—	—	—	37,506
Total stockholders' equity (deficit)	119,676	110,227	94,919	87,556	(24,290)

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The information contained in this section has been derived from our consolidated financial statements and should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the "safe harbor" created by those sections. In particular, statements contained in this Annual Report on Form 10-K that are not historical facts, including, but not limited to statements concerning new product sales, product development and offerings, Roomba, Scooba, Looj and Verro products, PackBot tactical military robots, our home robot and government and industrial robot divisions, competition and strategy and our market position, market acceptance of our products, seasonal factors, revenue recognition, profits, growth of revenues, composition of revenues, cost of revenues, operating expenses, sales, marketing and support expenses, general and administrative expenses, research and development expenses, compensation costs, our ability to attract and retain qualified personnel, credit facility and equipment facility, valuations of investments, valuation and composition of stock-based awards, SFAS No. 123(R), and liquidity, constitute forward-looking statements and are made under these safe harbor provisions. Some of the forward-looking statements can be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "could," "seek," "intends," "plans," "estimates," "anticipates," or other comparable terms. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed in greater detail under the heading "Risk Factors" in evaluating our forward-looking statements. We have no plans to update our forward-looking statements to reflect events or circumstances after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

Overview

iRobot designs and builds robots that make a difference. Founded in 1990 by roboticists who performed research at the Massachusetts Institute of Technology, we have developed proprietary technology incorporating advanced concepts in navigation, mobility, manipulation and artificial intelligence to build industry-leading robots. Our Roomba floor vacuuming robot and Scooba floor washing robot perform time- consuming domestic chores, in the home, while our Looj gutter cleaning robot and Verro pool cleaning robot perform tasks outside the home, and our PackBot tactical military robots perform battlefield reconnaissance and bomb disposal. In addition, we are developing the SUGV reconnaissance robot for the U.S. Army's FCS program. We sell our robots to consumers through a variety of distribution channels, including chain stores and other national retailers, and our on-line store, and to the U.S. military and other government agencies worldwide.

As of December 27, 2008, we had 479 full-time employees. We have developed expertise in all the disciplines necessary to build durable, high-performance and cost-effective robots through the close integration of software, electronics and hardware. Our core technologies serve as reusable building blocks that we adapt and expand to develop next generation and new products, reducing the time, cost and risk of product development. Our significant expertise in robot design and engineering, combined with our management team's experience in military and consumer markets, positions us to capitalize on the expected growth in the market for robots.

Over the past six years, we have sold more than 4 million of our home care robots. We have also sold more than 2,200 of our PackBot tactical military robots, most of which have been sold to the U.S. military and deployed on missions in Afghanistan and Iraq.

Although we have successfully launched consumer and government and industrial products, our continued success depends upon our ability to respond to a number of future challenges. We believe the most significant of these challenges include increasing competition in the markets for both our consumer and government and industrial products, our ability to obtain U.S. federal government funding for research and development programs, and our ability to successfully develop and introduce products and product enhancements.

Initial Public Offering

On November 15, 2005, we completed our initial public offering of 4,945,000 shares of common stock at $24.00 per share, comprised of 3,260,870 primary shares and 1,684,130 shares offered by selling stockholders, which includes the exercise of the over-allotment option by the underwriters of the offering. In connection with the offering, all of the outstanding shares of our preferred stock were converted into an equal number of shares of common stock. The sale of the 3,260,870 shares of common stock in connection with our initial public offering resulted in net proceeds to us of approximately $70.4 million after deducting underwriters' discounts and offering-related expenses. A summary of the terms of the offering can be found in our Registration Statement No. 333-126907 on Form S-1, as amended, as filed with the Securities and Exchange Commission.

Revenue

We currently derive revenue from product sales and research and development programs. Product revenue is derived from the sale of our various home cleaning robots and government and industrial robots and related accessories. Research and development revenue is derived from the execution of contracts awarded by the U.S. federal government, other governments and a small number of other partners. In the future, we expect to derive increasing revenue from product maintenance and support services due to a focused effort to market these services to the expanding installed base of our robots.

We currently derive a majority of our product revenue from the sale of our home cleaning robots and our PackBot tactical military robots. For the fiscal years ended December 27, 2008 and December 29, 2007, product revenues accounted for 91.4% and 91.3% of total revenue, respectively. For the fiscal years ended December 27, 2008 and December 29, 2007, our funded research and development contracts accounted for approximately 8.6% and 8.7% of our total revenue, respectively. We expect to continue to perform funded research and development work with the intent of leveraging the technology developed to advance our new product development efforts. In the future, however, we expect that revenue from funded research and development contracts could grow modestly on an absolute dollar basis and represent a decreasing percentage of our total revenue due to the anticipated growth in consumer and military product revenue.

For the fiscal years ended December 27, 2008 and December 29, 2007 approximately 56.0% and 59.3%, respectively, of our home robot product revenue resulted from sales to 15 customers. For fiscal 2007 the customers were comprised primarily of U.S. retailers, and for fiscal 2008, the customers were comprised of both U.S. retailers and international distributors. Direct-to-consumer revenue generated through our on-line store accounted for 17.7% of our home robot product revenue for the fiscal year ended December 27, 2008 compared to 23.4% in the fiscal year ended December 29, 2007. In addition, 93.3% and 86.0% of military product revenue, and 89.8% and 72.4% of funded research and development contract revenue, resulted from orders and contracts with the U.S. federal government in the fiscal years ended December 27, 2008 and December 29, 2007, respectively.

For the fiscal years ended December 27, 2008 and December 29, 2007, sales to non-U.S. customers accounted for 23.4% and 13.1% of total revenue, respectively.

Our revenue from product sales is generated through sales to our retail distribution channels, our distributor network and to certain U.S. and foreign governments. We recognize revenue from the sales of home robots under the terms of agreements with customers upon transfer of title to the customer, net of estimated returns, provided that collection is determined to be probable and no significant obligations remain.

Revenue from consumer product sales is significantly seasonal, with a majority of our consumer product revenue generated in the second half of the year (in advance of the holiday season). The timing of holiday season shipments could materially affect our third or fourth quarter consumer product revenue in any fiscal year. Revenue from our military robot sales and revenue from funded research and development contracts are occasionally influenced by the September 30 fiscal year-end of the U.S. federal government, but are not otherwise significantly seasonal. In addition, our revenue can be affected by the timing of the release of new products and the award of new contracts.

Cost of Revenue

Cost of product revenue includes the cost of raw materials and labor that go into the development and manufacture of our products as well as manufacturing overhead costs such as manufacturing engineering, quality assurance, logistics and warranty costs. For the fiscal years ended December 27, 2008 and December 29, 2007, cost of product revenue was 67.7% and 64.9% of total product revenue, respectively. Raw material costs, which are our most significant cost items, can fluctuate materially on a periodic basis, although many components have been historically stable. Additionally, unit costs can vary significantly depending on the mix of products sold. During 2007 in particular, the cost of some materials increased significantly, especially nickel (for batteries). The aggregate cost of batteries for our home robots was especially impacted in 2007, as nickel prices more than doubled on a per ton basis. There can be no assurance that our costs of raw materials will not increase. Labor costs also comprise a significant portion of our cost of revenue. Compared to our PackBot tactical military robots, labor costs for our home robots comprise a greater percentage of the associated cost of revenue. We outsource the manufacture of our home robots to contract manufacturers in China. While labor costs in China traditionally have been favorable compared to labor costs elsewhere in the world, including the United States, we believe that labor in China is becoming more scarce. Consequently, the labor costs for our home robots could increase in the future

Cost of contract revenue includes the direct labor costs of engineering resources committed to funded research and development contracts, as well as third-party consulting, travel and associated direct material costs. Additionally, we include overhead expenses such as indirect engineering labor, occupancy costs associated with the project resources, engineering tools and supplies and program management expenses. For the fiscal years ended December 27, 2008 and December 29, 2007, cost of contract revenue was 90.4% and 87.0% of total contract revenue, respectively.

Gross Margin

Our gross margin as a percentage of revenue varies according to the mix of product and contract revenue, the mix of products sold, total sales volume, the level of defective product returns, and levels of other product costs such as warranty, scrap, re-work and manufacturing overhead. For the years ended December 27, 2008 and December 29, 2007, gross margin was 30.4% and 33.2% of total revenue, respectively.

Research and Development Expenses

Research and development expenses consist primarily of:

- salaries and related costs for our engineers;
- costs for high technology components used in product and prototype development; and
- costs of test equipment used during product development.

We have significantly expanded our research and development capabilities and expect to continue to expand these capabilities in the future. An example of this is the engineering design center we opened in India late in 2005. A substantial portion of our research and development is performed in the United States, although we maintain an increasing number of engineering personnel in India and Hong Kong to serve as a liaison between our U.S.-based engineering staff and our outsourced manufacturer in China. We are committed to consistently maintaining the level of innovative design and development of new products as we strive to enhance our ability to serve our existing consumer and military markets as well as new markets for robots. We anticipate that research and development expenses will remain level or decrease in absolute dollars for the foreseeable future.

For the fiscal years ended December 27, 2008 and December 29, 2007, research and development expense was $17.6 million and $17.1 million, or 5.7% and 6.9% of total revenue, respectively.

In addition to our internal research and development activities discussed above, we incur research and development expenses under funded development arrangements with both governments and other third parties. For the fiscal years ended December 27, 2008 and December 29, 2007, these expenses amounted to $23.9 million and $18.8 million, respectively. In accordance with generally accepted accounting principles, these expenses have been classified as cost of revenue rather than research and development expense.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of:

- salaries and related costs for sales and marketing personnel;
- salaries and related costs for executives and administrative personnel;
- advertising, marketing and other brand-building costs;
- fulfillment costs associated with direct-to-consumer sales through our on-line store;
- customer service costs;
- professional services costs;
- information systems and infrastructure costs;
- travel and related costs; and
- occupancy and other overhead costs.

We anticipate that selling, general and administrative expenses will remain relatively flat at current levels as we continue to build the iRobot brand and also maintain company profitability.

For the fiscal years ended December 27, 2008 and December 29, 2007, selling, general and administrative expense was $75.7 million and $65.8 million, or 24.6% and 26.4% of total revenue, respectively.

Litigation and Related Expenses

In fiscal 2007, we incurred $2.3 million of litigation and settlement-related costs associated with two related lawsuits filed by us in August 2007. The first of these lawsuits was filed in Massachusetts Superior Court, and subsequently transferred to the United States District Court for the District of Massachusetts, against Robotic FX, Inc. and Jameel Ahed alleging, among other things, misappropriation of trade secrets and breach of contract. The second lawsuit was filed in the United States District Court for the Northern District of Alabama against Robotic FX, Inc. alleging willful infringement of two patents owned by us. See Note 11 to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for a more detailed discussion of this litigation and related settlement.

Fiscal Periods

Historically, our fiscal year ended on December 31 and our fiscal quarters ended on March 31, June 30, September 30 and December 31. Reference to fiscal 2004, for example, refers to the fiscal year ended December 31, 2004. Beginning in fiscal 2005, we began to operate and report using a 52-53 week fiscal year ending on the Saturday closest to December 31. Accordingly, each of our fiscal quarters ends on the Saturday that falls closest to the last day of the third calendar month of the quarter.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

We believe that of our significant accounting policies, which are described in the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe that the following accounting policies are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We recognize revenue from sales of consumer products under the terms of the customer agreement upon transfer of title to the customer, provided the price is fixed or determinable, collection is determined to be probable and no significant obligations remain. Sales to resellers are subject to agreements allowing for limited rights of return for defective products only, rebates and price protection. We have typically not taken product returns except for defective products. Accordingly, we reduce revenue for our estimates of liabilities for these rights at the time the related sale is recorded. We establish a provision for sales returns for products sold by resellers directly or through our distributors based on historical return experience. We have aggregated and analyzed historical returns from resellers and end users which form the basis of our estimate of future sales returns by resellers or end users. In accordance with Statement of Financial Accounting Standards No. 48 *"Revenue Recognition When Right of Return Exists,"* the provision for these estimated returns is recorded as a reduction of revenue at the time that the related revenue is recorded. If actual returns from retailers differ significantly from our estimates, such differences could have a material impact on our results of operations for the period in which the actual returns become known. Our returns reserve is calculated as a percentage of gross consumer product revenue. A one percentage point increase or decrease in our actual experience of returns would have a material impact on our quarterly and annual results of operations. The estimates for returns are adjusted periodically based upon historical rates of returns. The estimates and reserve for rebates and price protection are based on specific programs, expected usage and historical experience. Actual results could differ from these estimates. Through 2003, we recognized revenue on sales to certain distributors and retail customers upon their sale to the end user. Starting in the first quarter of 2004, as a result of our accumulation of sufficient experience to reasonably estimate allowances for product returns, we adopted the standard industry practice of recognizing revenue on all sales upon delivery of product to distributors and retail stores and established a related allowance for future returns based upon historical experience. If future trends or our ability to estimate were to change significantly from those experienced in the past, incremental reductions or increases to revenue may result based on this new experience.

Under cost-plus research and development contracts, we recognize revenue based on costs incurred plus a pro-rata portion of the total fixed fee. We recognize revenue on fixed-price contracts using the percentage-of-completion method. Costs and estimated gross margins on contracts are recorded as work is performed based on the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and income, and are recorded or recognized, as the case may be, in the period in which the revisions are determined. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to past performance in the current period. When the current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period. Revenue earned in excess of billings, if any, is recorded as unbilled revenue. Billings in excess of revenue earned, if any, are recorded as deferred revenue.

Accounting for Stock-Based Awards

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123(R), *Share-Based Payment*, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123(R), share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grants). Prior to January 1, 2006, we accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion, or APB, No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. We also followed the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* We adopted the prospective transition method as provided by SFAS No. 123(R) and, accordingly financial statement amounts for the prior periods presented in this Annual Report on Form 10-K have not been restated to reflect the fair value method of expensing share-based compensation.

In a review of our stock-based compensation accounting methodology performed in the fiscal quarter ended June 30, 2007, we determined that a cumulative adjustment of $0.5 million of incremental stock-based compensation expense, and a balance sheet reclassification of $0.8 million from deferred compensation to additional paid-in capital, were required due to a correction in the application of SFAS No. 123(R). Upon adoption of SFAS No. 123(R) on January 1, 2006, we incorrectly valued 259,700 stock options that were granted between the date that we filed our initial Form S-1 registration statement with the Securities and Exchange Commission, or SEC, on July 27, 2005 and the date we became a public company (November 8, 2005). We believe, in accordance with APB No. 28, *Interim Financial Reporting,* paragraph 29, that this adjustment was not material to our full year results for 2007. In addition, we do not believe the adjustment is material to the amounts reported by us in previous periods. This cumulative adjustment was recorded during the three month period ended June 30, 2007 and is included in the cost of revenue and operating expenses for the fiscal year ended December 29, 2007.

Under SFAS No. 123(R), entities that become public companies after June 15, 2005 and used the minimum value method of measuring equity share options and similar instruments as a non-public company for either recognition or pro forma disclosure purposes under SFAS No. 123 shall apply the provisions of SFAS No. 123(R) prospectively to new and/or modified awards after the adoption of SFAS No. 123(R). Companies should continue to account for any portion of awards outstanding at the date of initial application of SFAS No. 123(R) using the accounting principles originally applied to those awards — either the minimum value method under SFAS No. 123 or the provisions of APB No. 25 and its related interpretive guidance. Accordingly, we did not record any cumulative effect of a change in accounting principle associated with the adoption of SFAS No. 123(R). As of December 27, 2008, the deferred stock-based compensation balance associated with these grants was $0.3 million. We will continue to recognize the associated stock-based compensation expense, in accordance with the provisions of APB No. 25, related to these shares of $0.2 million and $0.1 million for 2009 and 2010, respectively.

Under the provisions of SFAS No. 123(R), we recognized $4.7 million of stock-based compensation expense during the fiscal year ended December 27, 2008 for stock options granted subsequent to our initial filing of our Form S-1 with the SEC. The unamortized fair value as of December 27, 2008 associated with these grants was $14.2 million with a weighted average remaining recognition period of 2.49 years.

The risk-free interest rate is derived from the average U.S. Treasury constant maturity rate, which approximates the rate in effect at the time of grant, commensurate with the expected life of the instrument. The dividend yield is zero based upon the fact that we have never paid and have no present intention to pay cash dividends. The expected term calculation is based upon the simplified method provided under SEC Staff Accounting Bulletin ("SAB") No. 110. Under SAB No. 110, the expected term is developed by averaging the contractual term of the stock option grants (7 or 10 years) with the associated vesting term (typically 4 to 5 years). Given our initial public offering in November 2005 and the resulting short history as a public company, we could not rely solely on company specific historical data for purposes of establishing expected volatility. Consequently, we performed an analysis that included company specific historical data combined with data of several peer companies with similar expected option lives to develop an expected volatility assumption.

Based upon the above assumptions, the weighted average fair value of each stock option granted for the fiscal year ended December 27, 2008 was $7.12.

During the fiscal year ended December 27, 2008, the Company recognized $0.2 million and $0.7 million of stock based compensation associated with restricted stock awards and restricted stock units, respectively. Unamortized expense associated with restricted stock awards and restricted stock units at December 27, 2008, was $0.2 million and $2.4 million, respectively.

We have assumed a forfeiture rate for all stock options, restricted stock awards and restricted stock-based units granted subsequent to the Company's initial filing of its Form S-1 with the SEC. In the future, we will record incremental stock-based compensation expense if the actual forfeiture rates are lower than estimated and will record a recovery of prior stock-based compensation expense if the actual forfeitures are higher than estimated.

SFAS No. 123(R) requires significant judgment and the use of estimates, particularly surrounding assumptions such as stock price volatility and expected option lives, as well as expected option forfeiture rates to value equity-based compensation.

Accounting for Income Taxes

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We monitor the realization of our deferred tax assets based on changes in circumstances, for example, recurring periods of income for tax purposes following historical periods of cumulative losses or changes in tax laws or regulations. Our income tax provision and our assessment of the realizability of our deferred tax assets involve significant judgments and estimates. In fiscal 2007, we completed an analysis of historical and projected future profitability which resulted in the full release of the valuation allowance relating to federal deferred tax assets. We continue to maintain a valuation allowance against state deferred tax assets due to less certainty of their realizability given the shorter expiration period associated with these state deferred tax assets and the generation of state tax credits in excess of the state tax liability. At December 27, 2008, we have total deferred tax assets of $15.3 million and a valuation allowance of $3.5 million resulting in a net deferred tax asset of $11.8 million.

Warranty

We typically provide a one-year warranty (with the exception of European consumer products which typically have a two-year warranty period) against defects in materials and workmanship and will either repair the goods, provide replacement products at no charge to the customer or refund amounts to the customer for defective products. We record estimated warranty costs, based on historical experience by product, at the time we recognize product revenue. As the complexity of our products increases, we could experience higher warranty claims relative to sales than we have previously experienced, and we may need to increase these estimated warranty reserves.

Inventory Valuation

We value our inventory at the lower of the actual cost of our inventory or its current estimated market value. We write down inventory for obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. Because of the seasonality of our consumer product sales and inventory levels, obsolescence of technology and product life cycles, we generally write down inventory to net realizable value based on forecasted product demand. Actual demand and market conditions may be lower than those that we project and this difference could have a material adverse effect on our gross margin if inventory write-downs beyond those initially recorded become necessary. Alternatively, if actual demand and market conditions are more favorable than those we estimated at the time of such a write-down, our gross margin could be favorably impacted in future periods.

Overview of Results of Operations

The following table sets forth our results of operations for the periods shown:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
		(In thousands)	
Revenue			
Product revenue	$281,187	$227,457	$167,687
Contract revenue	26,434	21,624	21,268
Total revenue	307,621	249,081	188,955
Cost of Revenue			
Cost of product revenue(1)	190,250	147,689	103,651
Cost of contract revenue(1)	23,900	18,805	15,569
Total cost of revenue	214,150	166,494	119,220
Gross margin	93,471	82,587	69,735
Operating Expenses			
Research and development(1)	17,566	17,082	17,025
Selling and marketing(1)	46,866	44,894	33,969
General and administrative(1)	28,840	20,919	18,703
Litigation and related expenses(2)	—	2,341	—
Total operating expenses	93,272	85,236	69,697
Operating (Loss) Income	199	(2,649)	38
Other Income, Net	926	3,151	3,831
Income Before Income Taxes	1,125	502	3,869
Income Tax Expense (Benefit)	369	(8,558)	304
Net Income	$ 756	$ 9,060	$ 3,565

(1) Stock-based compensation recorded in 2008, 2007 and 2006 breaks down by expense classification as follows.

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
		(In thousands)	
Cost of product revenue	$ 753	$ 692	$ 326
Cost of contract revenue	462	386	267
Research and development	359	377	376
Selling and marketing	1,055	1,074	389
General and administrative	3,310	2,182	1,211

(2) Consists of costs for litigation relating to lawsuits filed against Robotic FX, Inc. and Jameel Ahed, as well as settlement costs related to ending the litigation. See Note 11 to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for a more detailed discussion of this litigation and related settlement.

The following table sets forth our results of operations as a percentage of revenue for the periods shown:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Revenue			
Product revenue	91.4%	91.3%	88.7%
Contract revenue	8.6	8.7	11.3
Total revenue	100.0	100.0	100.0
Cost of Revenue			
Cost of product revenue	61.8	59.3	54.9
Cost of contract revenue	7.8	7.5	8.2
Total cost of revenue	69.6	66.8	63.1
Gross margin	30.4	33.2	36.9
Operating Expenses			
Research and development	5.7	6.9	9.0
Selling and marketing	15.2	18.0	18.0
General and administrative	9.4	8.4	9.9
Litigation and related expenses	—	1.0	—
Total operating expenses	30.3	34.3	36.9
Operating (Loss) Income	0.1	(1.1)	0.0
Other Income (Expense), Net	0.3	1.3	2.0
Income Before Income Taxes	0.4	0.2	2.0
Income Tax Expense (Benefit)	0.1	(3.4)	0.1
Net Income	0.3%	3.6%	1.9%

Comparison of Years Ended December 27, 2008 and December 29, 2007

Revenue

	Fiscal Year Ended			
	December 27, 2008	December 29, 2007	Dollar Change	Percent Change
		(In thousands)		
Total Revenue	$307,621	$249,081	$58,540	23.5%

Our revenue increased 23.5% to $307.6 million in fiscal 2008 from $249.1 million in fiscal 2007. Revenue increased approximately $29.1 million, or 20.2%, in our home robots division and $29.4 million, or 28.1%, in our government and industrial division.

The $29.1 million increase in revenue from our home robots division was driven by a $25.3 million increase in home robot revenue due to a 17.4% increase in units shipped and a 1.4% increase in average selling prices, along with a $5.6 million increase in product life cycle revenue (spare parts and accessories). Total home care robots shipped in fiscal 2008 totaled approximately 1,054,000 units compared to approximately 898,000 units in fiscal 2007. The increase in home robot division revenue and units shipped was primarily attributable to increased international demand for our home robot products resulting from our increased efforts to expand our global presence. In fiscal 2008 home robots shipped internationally increased 162% as compared to fiscal 2007. International home robots revenue increased $44.2 million in fiscal 2008 as compared to fiscal 2007. This was offset by decreases in revenue from domestic retailers of $12.0 million and direct to consumer revenue of $3.1 million in fiscal 2008 as compared to fiscal 2007.

The $29.4 million increase in revenue from our government and industrial division was driven by a $25.4 million increase in government and industrial robots revenue due to a 101.9% increase in units shipped in fiscal 2008 as compared to fiscal 2007. This was partially offset by a 30.2% decrease in associated net average selling prices related to product mix primarily attributable to a shift of our military product line into lower priced FasTac units as compared to MTRS (Man Transportable Robot System) units last year, and a $0.7 million decrease in product life cycle revenue (spare parts and accessories).

Recurring contract development revenue generated under research and development contracts increased $4.8 million in our government and industrial division. Contract revenue in fiscal year 2008 includes $1.7 million of contract revenue from recently acquired Nekton. Our increased contract revenue was the result of our acquisition of Nekton, incremental funding on existing contracts and new contract awards during fiscal 2008 offset by reduced revenue on completed prior year contracts

Cost of Revenue

	Fiscal Year Ended			
	December 27, 2008	December 29, 2007	Dollar Change	Percent Change
	(In thousands)			
Total cost of revenue	$214,150	$166,494	$47,656	28.6%
As a percentage of total revenue	69.6%	66.8%		

Total cost of revenue increased to $214.2 million in fiscal 2008, compared to $166.5 million in fiscal 2007. The increase is primarily due to higher costs associated with the 17.4% increase in the unit sales of our home care robots, and the 101.9% increase in the unit sales of our military robots in fiscal 2008 as compared to fiscal 2007.

We incur research and development expenses under funded development arrangements with both governments and industrial third parties, which in accordance with generally accepted accounting principles in the United States of America, are classified as cost of revenue rather than research and development expense. For fiscal 2008, these expenses amounted to $23.9 million compared to $18.8 million for the comparable period in 2007. The increase in these expenses was primarily due to increased headcount in our contract research and development function to 82 employees at December 27, 2008 from 64 employees at December 29, 2007.

Gross Margin

	Fiscal Year Ended			
	December 27, 2008	December 29 2007	Dollar Change	Percent Change
	(In thousands)			
Total gross margin	$93,471	$82,587	$10,884	13.2%
As a percentage of total revenue	30.4%	33.2%		

Gross margin increased $10.9 million, or 13.2%, to $93.5 million (30.4% of revenue) in fiscal 2008, from $82.6 million (33.2% of revenue) in fiscal 2007. The decrease in gross margin as a percentage of revenue fiscal 2008 compared to fiscal 2007 was the result of the home robots division gross margin decreasing 3.6 percentage points, and by the government and industrial division gross margin decreasing 1.8 percentage points. The 3.6 percentage point decrease in the home robots division was driven primarily by a retail customer bankruptcy, provisions taken for excess inventory and defective product returns, promotional incentives and channel mix. The government and industrial division decrease was attributable to higher net warranty costs, provisions taken for excess inventory and product mix.

Research and Development

	Fiscal Year Ended			
	December 27, 2008	December 29, 2007	Dollar Change	Percent Change
	(In thousands)			
Total research and development	$17,566	$17,082	$484	2.8%
As a percentage of total revenue	5.7%	6.9%		

Research and development expenses increased by $0.5 million, or 2.8%, to $17.6 million (5.7% of revenue) in fiscal 2008, from $17.1 million (6.9% of revenue) for fiscal 2007. The increase in research and development expenses is primarily due to an increase in compensation and employee related costs, increased occupancy costs associated with our move to our new facility and the write off of in-process research and development costs relating to the Nekton acquisition, offset by a decrease in consultant expense.

Overall internal research and development headcount decreased to 94 at December 27, 2008 compared to 105 as of December 29, 2007, a decrease of 11 employees or 10%. Headcount grew during 2008 until December, when a small reduction in force took place.

In addition to our internal research and development activities discussed above, we incur research and development expenses under funded development arrangements with both governments and industrial third parties. For fiscal 2008, these expenses amounted to $23.9 million compared to $18.8 million for the comparable period in 2007. These expenses have been classified as cost of revenue rather than research and development expense as they are executed under funded research contracts.

Selling and Marketing

	Fiscal Year Ended			
	December 27, 2008	December 29, 2007	Dollar Change	Percent Change
		(In thousands)		
Total selling and marketing	$46,866	$44,894	$1,972	4.4%
As a percentage of total revenue	15.2%	18.0%		

Selling and marketing expenses increased by $2.0 million, or 4.4%, to $46.9 million (15.2% of revenue) in fiscal 2008 from $44.9 million (18.0% of revenue) in fiscal 2007.

The increase was primarily driven by increases in our government and industrial division of $1.7 million in costs associated with bid and proposal activities, increased labor costs and other marketing related costs. Corporate marketing expenses increased by $0.7 million in fiscal 2008 as compared to fiscal 2007 primarily driven by public relations spending to continue building brand awareness. These increases were partially offset by an overall decrease in selling and marketing expenses of the home robots division of $0.4 million attributed to a decrease of $4.0 million related to our direct response infomercial program, which ran during fiscal 2007 and was not repeated in fiscal 2008, $0.2 decrease in other marketing related costs, offset by increases of $1.4 million in television, on-line and print media, $1.8 million in freight and fulfillment related expenses, $0.7 million in labor and sales commissions.

In fiscal 2009, we expect to continue to invest in sales and marketing to increase brand awareness. Accordingly, we anticipate selling and marketing expenses will remain at the same level or slightly above fiscal 2008 in absolute dollars.

Overall selling and marketing headcount increased to 41 at December 27, 2008 compared to 36 as of December 29, 2007, an increase of five employees or 14%.

General and Administrative

	Fiscal Year Ended			
	December 27, 2008	December 29, 2007	Dollar Change	Percent Change
		(In thousands)		
General and administrative	$28,840	$20,919	$7,921	37.9%
As a percentage of total revenue	9.4%	8.4%		

General and administrative expenses increased by $7.9 million, or 37.9%, to $28.8 million (9.4% of revenue) in fiscal 2008 from $20.9 million (8.4% of revenue) in fiscal 2007. The increase in general and administrative expenses was primarily driven by increases of $2.1 million in compensation expense due to increased headcount, $1.2 million in stock-based compensation, $1.0 million in incentive compensation, $1.0 million in bad debt expense associated with collectability concerns of receivables due from three of our retail customers given their financial condition and bankruptcy filings, $0.8 million in occupancy and depreciation expenses relating to the move to our new corporate headquarters, $0.5 million in executive severance and $0.2 million of goodwill amortization relating to our acquisition of Nekton.

Overall general and administrative headcount increased to 101 at December 27, 2008 compared to 88 as of December 29, 2007, an increase of 13 employees or 15%.

Litigation and Related Expenses

	Fiscal Year Ended			
	December 27, 2008	December 29, 2007	Dollar Change	Percent Change
		(In thousands)		
Litigation and related expenses	—	$2,341	$(2,341)	N/A
As a percentage of total revenue	—	1.0%		

Litigation and related expenses in fiscal 2007 consisted of costs for trade secret misappropriation, breach of contract and patent infringement litigation relating to lawsuits filed against Robotic FX, Inc. and Jameel Ahed as well as settlement costs related to ending the litigation.

Other Income, Net

	Fiscal Year Ended			
	December 27, 2008	December 29, 2007	Dollar Change	Percent Change
		(In thousands)		
Other Income, net	$926	$3,151	$(2,225)	(70.6)%
As a percentage of total revenue	0.3%	1.3%		

For fiscal 2008, other income, net amounted to $0.9 million compared to $3.2 million in fiscal 2007. The decrease in other income, net in fiscal 2008 was primarily related to a $2.1 million decrease in interest income as a result of lower investment account balances and reduced interest rates earned on the portfolio, and a $0.1 million increase in other expense, relating to foreign currency losses, as compared to fiscal 2007. Other income, net for fiscal 2008 consisted of $1.1 million in interest income resulting from our cash and investments, offset by $0.1 million in interest expense and $0.1 million in foreign currency losses.

Income Tax Provision

	Fiscal Year Ended			
	December 27, 2008	December 29, 2007	Dollar Change	Percent Change
		(In thousands)		
Income tax provision (benefit)	$369	$(8,558)	$8,927	N/A
As a percentage of total revenue	0.1%	(3.4)%		

In fiscal 2008 we recorded a $0.4 million tax provision based on an effective income tax rate of 32.8%. The provision for income taxes for fiscal 2008 consists of $0.1 million of federal alternative minimum taxes and $0.3 million of state taxes.

In fiscal 2007, we recorded an $8.6 million tax benefit, which was primarily attributable to the full release of the valuation allowance relating to federal deferred tax assets.

Comparison of Years Ended December 29, 2007 and December 30, 2006

Revenue

	Fiscal Year Ended			
	December 29, 2007	December 30, 2006	Dollar Change	Percent Change
		(In thousands)		
Total Revenue	$249,081	$188,955	$60,126	31.8%

Our revenue increased 31.8% to $249.1 million in fiscal 2007 from $189.0 million in fiscal 2006. Revenue increased approximately $32.1 million, or 28.5%, in our home robots division and $28.1 million, or 36.7%, in our government and industrial division.

The $32.1 million increase in revenue from our home robots division was driven by a $28.2 million increase in robot revenue due to a 23.9% increase in units shipped and a 2.1% increase in average selling prices, along with a $3.8 million increase in product life cycle revenue (spare parts and accessories). Total home care robots shipped in fiscal 2007 totaled approximately 899,000 units compared to approximately 725,000 units in fiscal 2006. The increase in units shipped was driven by the introduction of our Roomba 500 series during 2007.

The $28.1 million increase in revenue from our government and industrial division was driven by a $20.0 million increase in military robots revenue due to a 22.3% increase in units shipped and a 20.4% increase in net average selling prices, and a $7.7 million increase in product life cycle revenue (robot spare parts, services and training). Total military robots shipped in fiscal 2007 was 471 units compared to 385 units in fiscal 2006.

Recurring contract development revenue generated under research and development contracts increased $0.3 million in our government and industrial division. Our increased contract revenue was the result of incremental funding on existing contracts and new contract awards during fiscal 2007 offset by reduced revenue on completed prior year contracts.

Cost of Revenue

	Fiscal Year Ended			
	December 29, 2007	December 30, 2006	Dollar Change	Percent Change
		(In thousands)		
Total cost of revenue	$166,494	$119,220	$47,274	39.7%
As a percentage of total revenue	66.8%	63.1%		

Total cost of revenue increased to $166.5 million in fiscal 2007, compared to $119.2 million in fiscal 2006. The increase is primarily due to a 23.9% increase in the unit sales of our home care robots, and a 22.3% increase in the unit sales of our military robots in fiscal 2007 as compared to fiscal 2006.

The home robots division cost of revenue increased as a percent of revenue by 7.2 percentage points in fiscal 2007 as compared to fiscal 2006. This increase was primarily attributable to a 15.4% increase in average unit costs driven primarily by the mix of higher cost products and increased battery costs due to the increased cost of nickel.

The government and industrial robots division cost of revenue decreased as a percent of revenue by 1.3 percentage points for fiscal 2007 as compared to fiscal 2006. This decrease was due to the above-mentioned increase in average selling prices and higher margins on increased product life cycle revenue, partially offset by a 3.1% increase in the average unit cost of products sold.

Gross Margin

	Fiscal Year Ended			
	December 29, 2007	December 30, 2006	Dollar Change	Percent Change
		(In thousands)		
Total gross margin	$82,587	$69,735	$12,852	18.4%
As a percentage of total revenue	33.2%	36.9%		

Gross margin increased 18.4% to $82.6 million in fiscal 2007, from $69.7 million in fiscal 2006. Gross margin as a percentage of revenue decreased to 33.2% in fiscal 2007 from 36.9% of revenue in fiscal 2006. This 3.7 percentage decrease in gross margin was the result of the home robots division gross margin decreasing 7.2 percentage points partially offset by the government and industrial gross margin increasing 1.3 percentage points, and the higher mix of government and industrial revenue in fiscal 2007 as compared to fiscal 2006. The home robots division decrease was driven primarily by higher average unit costs due to the mix of higher cost products and increased battery costs, while the government and industrial increase was driven by the mix of higher margin products and a higher percentage of product revenue as compared to contract revenue in fiscal 2007 as compared to fiscal 2006.

Research and Development

	Fiscal Year Ended			
	December 29, 2007	December 30, 2006	Dollar Change	Percent Change
	(In thousands)			
Total research and development	$17,082	$17,025	$57	0.3%
As a percentage of total revenue	6.9%	9.0%		

Research and development expenses increased by $0.1 million or 0.3% to $17.1 million (6.9% of revenue) in fiscal 2007, from $17.0 million (9.0% of revenue) for fiscal 2006. The home robots division research and development expenses increased in fiscal 2007 as compared to fiscal 2006 due to hiring, depreciation and costs associated with the India design center, offset by reductions in the government and industrial division. This reduction in government and industrial expenses was largely attributable to the fact that 2006 expenses included accelerated spending as a result of our decision to invest higher than planned earnings in research and development activities, a strategy that was not repeated in 2007.

Overall internal research and development headcount increased to 105 at December 29, 2007 compared to 104 as of December 30, 2006, an increase of one employee.

In addition to our internal research and development activities discussed above, we incur research and development expenses under funded development arrangements with both governments and industrial third parties. For fiscal 2007 these expenses amounted to $18.8 million compared to $15.6 million for the comparable period in 2006. The increase in these expenses was primarily due to increased headcount in our contract research and development function to 64 employees at December 29, 2007 from 58 employees at December 30, 2006. In accordance with generally accepted accounting principles, these expenses have been classified as cost of revenue rather than research and development expense as they are executed under funded research contracts.

Selling and Marketing

	Fiscal Year Ended			
	December 29, 2007	December 30, 2006	Dollar Change	Percent Change
	(In thousands)			
Total selling and marketing	$44,894	$33,969	$10,925	32.2%
As a percentage of total revenue	18.0%	18.0%		

Selling and marketing expenses increased by $10.9 million or 32.2% to $44.9 million (18.0% of revenue) in fiscal 2007 from $34.0 million (18.0% of revenue) in fiscal 2006.

The $8.7 million increase in the home robot division selling and marketing expense was primarily driven by a $12 million increase in costs associated with our increased direct business, including both website sales and infomercial programs which were run earlier in the year, offset by lower television media expenses. Additionally, trade shows and other marketing related activities increased by $1.3 million, people related costs increased by $0.7 million and sales commissions increased by $0.6 million.

Government and industrial division selling and marketing expenses were up $2.4 million for fiscal 2007 as compared to fiscal 2006 due primarily to $0.9 million of increased compensation and benefit related expense resulting from the expansion of our sales team, $0.3 million increased travel costs, $0.5 million in increased sales commission due to a new commissions program and $0.4 million increase in stock compensation expense.

Overall selling and marketing headcount increased to 36 at December 29, 2007 compared to 31 as of December 30, 2006, an increase of five employees or 16%.

General and Administrative

	Fiscal Year Ended			
	December 29, 2007	December 30, 2006	Dollar Change	Percent Change
		(In thousands)		
General and administrative	$20,919	$18,703	$2,216	11.8%
As a percentage of total revenue	8.4%	9.9%		

General and administrative expenses increased by $2.2 million or 11.8% to $20.9 million (8.4% of revenue) in fiscal 2007 from $18.7 million (9.9% of revenue) in fiscal 2006. The increase in general and administrative expense was primarily driven by an increase of $1.1 million in compensation and benefits expenses due to increased headcount, and an increase of $1.0 million in stock compensation expense for fiscal 2007 as compared to fiscal 2006.

Overall general and administrative headcount increased to 88 at December 29, 2007 compared to 72 as of December 30, 2006, an increase of 16 employees or 22%.

Litigation and Related Expenses

	Fiscal Year Ended			
	December 29, 2007	December 30, 2006	Dollar Change	Percent Change
		(In thousands)		
Litigation and related expenses	$2,341	—	$2,341	N/A
As a percentage of total revenue	1.0%			

Litigation and related expenses consist of costs for trade secret misappropriation, breach of contract and patent infringement litigation relating to lawsuits filed against Robotic FX, Inc. and Jameel Ahed as well as settlement costs related to ending the litigation.

Other Income, Net

	Fiscal Year Ended			
	December 29, 2007	December 30, 2006	Dollar Change	Percent Change
		(In thousands)		
Other Income, net	$3,151	$3,831	$(680)	(17.7)%
As a percentage of total revenue	1.3%	2.0%		

For fiscal 2007, other income, net amounted to $3.2 million compared to $3.8 million in fiscal 2006. The other income, net was directly related to interest income resulting from our cash and investments in auction rate securities and money market accounts.

Income Tax Provision

	Fiscal Year Ended			
	December 29, 2007	December 30, 2006	Dollar Change	Percent Change
		(In thousands)		
Income tax provision (benefit)	$(8,558)	$304	$(8,862)	N/A
As a percentage of total revenue	(3.4)%	0.1%		

In fiscal 2007, we recorded an $8.6 million tax benefit, which was primarily attributable to the full release of the valuation allowance relating to federal deferred tax assets. The provision for income taxes for fiscal 2006 consists of $0.2 million of federal alternative minimum taxes and $0.1 million of state taxes.

Liquidity and Capital Resources

At December 27, 2008 our principal sources of liquidity were cash and cash equivalents totaling $40.9 million and accounts receivable of $35.9 million. Prior to our initial public offering in November 2005, we funded our growth primarily with proceeds from the issuance of convertible preferred stock for aggregate net cash proceeds of $37.5 million, occasional borrowings under a working capital line of credit and cash generated from operations. In the initial public offering, we raised $70.4 million net of underwriting and professional fees associated with this offering.

We manufacture and distribute our products through contract manufacturers and third-party logistics providers. We believe that this approach gives us the advantages of relatively low capital investment and significant flexibility in scheduling production and managing inventory levels. By leasing our office facilities, we also minimize the cash needed for expansion. Accordingly, our capital spending is generally limited to leasehold improvements, computers, office furniture and product-specific production tooling, internal use software and test equipment. In fiscal 2008 and 2007, we spent $14.8 million and $10.4 million, respectively, on capital equipment.

Our strategy for delivering product to our retail customers gives us the flexibility to provide container shipments directly to the retailer from China and allows our retail partners to take possession of product on a domestic basis. Accordingly, our home robots product inventory consists of goods shipped to our third-party logistic providers for the fulfillment of retail orders and direct-to-consumer sales. Our inventory of government and industrial products is minimal as they are generally built to order. Our contract manufacturers are responsible for purchasing and stocking the components required for the production of our products, and they invoice us when the finished goods are shipped.

Our consumer product sales are, and are expected to continue to be, highly seasonal. This seasonality typically results in a net use of cash in support of operating needs during the first half of the year with the low point generally occurring in the middle of the third quarter, and a favorable cash flow during the second half of the year. We have relied on, and we will continue to rely on, our working capital line of credit to cover short-term cash needs resulting from the seasonality of our consumer business.

Discussion of Cash Flows

Net cash provided by our operating activities in fiscal 2008 was $19.1 million compared to net cash used by operating activities of $15.7 million in fiscal 2007 and net cash provided by operating activities of $0.6 million in fiscal 2006. The cash provided by our operating activities in fiscal 2008 was primarily due to net income of $0.8 million, a decrease in accounts receivable (including unbilled revenue) of $12.5 million, a decrease in inventory of $10.7 million, an increase in deferred revenue and customer advances of $1.0 million, and an increase in long term liabilities of $4.4 million, offset by an increase in other current assets of $1.0 million, and a decrease in accounts payable, accrued expenses and accrued compensation of $20.7 million. In addition, in fiscal 2008, we had depreciation and amortization of approximately $7.0 million, a loss on the disposal of fixed asset of $0.2 million, a write-off of in-process research and development associated with our acquisition of Nekton of $0.2 million, deferred compensation of $0.1 million and stock-based compensation of $5.9 million, offset by a $2.0 million benefit from deferred tax assets which are non-cash items. The cash used by our operating activities in fiscal 2007 was primarily due to an increase in accounts receivable (including unbilled revenue) of $19.5 million and an increase in inventory of $24.3 million, offset by net income of $9.1 million, a decrease in other current other assets of $0.6 million, an increase in accounts payable and accrued expenses of $17.4 million and an increase in deferred revenue of $1.1 million. In addition, in fiscal 2007, we had depreciation and amortization of approximately $5.3 million and amortization of deferred compensation of $4.7 million, offset by a $10.2 million benefit from deferred tax assets, all of which are non-cash items. The increase in accounts receivable, inventory and liabilities in fiscal 2007 are directly attributable to the 31.9% growth in revenue from the comparable period in fiscal 2006. The cash provided by our operating activities in fiscal 2006 was primarily due to net income of $3.6 million and an increase in accounts payable, accrued expenses and accrued compensation of $8.7 million, offset by an increase in accounts receivable and unbilled revenue of $6.0 million, an increase in inventory of $5.0 million, an increase in other assets of $1.3 million, and a decrease in provision for contract settlement and deferred revenue of $5.7 million. In addition, in fiscal 2006, we had depreciation and amortization of approximately $3.7 million and amortization of deferred compensation of $2.6 million, both of which are non-cash expenses. The increase in accounts receivable, inventory and liabilities in fiscal 2006 are directly attributable to the 33.1% growth in revenue from the comparable period in fiscal 2005.

Net cash used by our investing activities was $8.0 million in fiscal 2008 compared to net cash provided by investing activities of $35.4 million in fiscal 2007 and net cash used by investing activities of $72.3 million in fiscal 2006. Investment activities in 2008 represent the funds used in the acquisition of Nekton of $9.7 million and the purchase of capital equipment of $14.8 million, partially offset by the sale of short-term investments (net of purchases) of $16.6 million. The fiscal 2008 investment in capital equipment of $14.8 million consisted primarily of leasehold improvements and furniture related to our new home office location, internal use demonstration units, internal use software and computer equipment. Investment activities in 2007 represent the sale of short-term investments (net of the purchase of short-term investments) of $48.3 million, the purchase of capital equipment of $10.4 million and an investment in Advanced Scientific Concepts, Inc. of $2.5 million. Investment activities in 2006 represent the purchase of short-term investments (net of the sale of short-term investments) of $64.8 million and the purchase of capital equipment of $7.5 million.

Net cash provided by our financing activities was approximately $3.0 million in fiscal 2008, $1.4 million in fiscal 2007, and $1.2 million in fiscal 2006. Net cash provided by our financing activities in fiscal 2008 consisted of proceeds from stock option exercises and the tax benefit associated with excess stock-based compensation deductions. Net cash provided by our financing activities in fiscal 2007 consisted primarily of proceeds from stock option exercises and the tax benefit associated with excess stock-based compensation deductions, partially offset by a tax payment associated with exercise of stock options by our Chief Executive Officer. Net cash provided by our financing activities in fiscal 2006 consisted primarily of proceeds from stock option exercises.

The majority of our long-lived assets for the years ended December 27, 2008, December 29, 2007 and December 30, 2006 are located in the United States. However, we have invested in production tooling for the manufacture of the Roomba, Scooba and Looj product lines in China.

We currently have a $10.9 million accumulated deficit as a result of significant losses incurred through 2003, largely attributable to our investment in internally funded research and development. Based on our historical product development efforts, we launched our first commercial products, our Roomba floor vacuuming robot and our PackBot tactical military robot, in fiscal 2002. Since fiscal 2002, our revenue has significantly increased, our investment in internally-funded research and development has declined as a percentage of revenue, and we have achieved annual profitability since fiscal 2004. We have not invested significantly in property, plant and equipment, primarily as a result of our outsourced approach to manufacturing that provides significant flexibility in both managing inventory levels and financing our inventory. Our consumer revenue has been highly seasonal. This seasonality tends to result in the net use of cash during the second and third quarters and significant generation of cash in the fourth and first quarters of the year.

Working Capital Facility

We have an unsecured revolving credit facility with Bank of America, N.A., which is available to fund working capital and other corporate purposes. The amount available for borrowing under our credit facility is the lesser of: (a) $45.0 million or (b) amounts available pursuant to a borrowing base calculation determined pursuant to the terms and conditions of the credit facility. The interest on loans under our credit facility will accrue, at our election, at either (i) Bank of America's prime rate minus 1% or (ii) the Eurodollar rate plus 1.25%. The credit facility will terminate and all amounts outstanding thereunder will be due and payable in full on June 5, 2010.

As of December 27, 2008, we had letters of credit outstanding of $2.1 million and $42.9 million available under our working capital line of credit. This credit facility contains customary terms and conditions for credit facilities of this type, including restrictions on our ability to incur or guaranty additional indebtedness, create liens, enter into transactions with affiliates, make loans or investments, sell assets, pay dividends or make distributions on, or repurchase, our stock, and consolidate or merge with other entities.

In addition, we are required to meet certain financial covenants customary with this type of agreement, including maintaining a minimum specified tangible net worth and a minimum specified annual net income.

This credit facility contains customary events of default, including for payment defaults, breaches of representations, breaches of affirmative or negative covenants, cross defaults to other material indebtedness, bankruptcy and failure to discharge certain judgments. If a default occurs and is not cured within any applicable cure period or is not waived, our obligations under the credit facility may be accelerated.

As of December 27, 2008, we were in compliance with all covenants under the credit facility.

Equipment Financing Facility

We have a $5.0 million secured equipment facility with Banc of America Leasing & Capital, LLC under which we can finance the acquisition of equipment, furniture and leasehold improvements. We may borrow amounts under the equipment facility until April 30, 2009 and any amounts borrowed during that period will accrue interest at 30-day LIBOR plus 1%. After April 30, 2009, all amounts then outstanding under the equipment line will be repaid in 60 equal monthly installments commencing in April 2009 and will accrue interest, at our election, at either a fixed or variable rate of interest determined as a function of LIBOR at the time of borrowing. Our obligations under the equipment facility will be secured by any financed equipment.

As of December 27, 2008, we had no amounts outstanding and $5.0 million available under our equipment financing line of credit.

This equipment facility contains customary terms and conditions for equipment facilities of this type, including, without limitation, restrictions on our ability to transfer, encumber or dispose of the financed equipment. In addition, we are required to meet certain financial covenants customary to this type of agreement, including maintaining a minimum specified tangible net worth and a minimum specified annual net income.

This equipment facility contains customary events of default, including for payment defaults, breaches of representations, breaches of affirmative or negative covenants, cross defaults to other material indebtedness, bankruptcy and failure to discharge certain judgments. If a default occurs and is not cured within any applicable cure period or is not waived, or if we repay all of our indebtedness under our credit facility with Bank of America, N.A., our obligations under this equipment facility may be accelerated.

As of December 27, 2008 we were in compliance with all covenants under the equipment facility.

Working Capital and Capital Expenditure Needs

We currently have no material cash commitments, except for normal recurring trade payables, expense accruals and operating leases, all of which we anticipate funding through our current cash balance, existing working capital line of credit, working capital and funds provided by operating activities. We do not currently anticipate significant investment in property and equipment, and we believe that our outsourced approach to manufacturing provides us with flexibility in both managing inventory levels and financing our inventory. Pursuant to the terms of the Nekton acquisition agreement, additional consideration up to $5 million may be paid based on the achievement of certain business and financial milestones. We believe our existing cash, cash equivalents, cash provided by operating activities, and funds available through our working capital line of credit will be sufficient to meet our working capital and capital expenditure needs over at least the next twelve months. In the event that our revenue plan does not meet our expectations, we may eliminate or curtail expenditures to mitigate the impact on our working capital. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new products and enhancements to existing products, the acquisition of new capabilities or technologies, and the continuing market acceptance of our products and services. Moreover, to the extent that existing cash, cash equivalents, cash from operations, and cash from short-term borrowing are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing.

Contractual Obligations

We generally do not enter into binding purchase commitments. Our principal commitments consist of obligations under our working capital line of credit, leases for office space and minimum contractual obligations for services. The following table describes our commitments to settle contractual obligations in cash as of December 27, 2008:

	Payments Due by Period				
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(In thousands)				
Operating leases	$2,625	$ 4,720	$4,341	$12,698	$24,384
Minimum contractual payments	4,500	10,500	1,500	—	16,500
Total	$7,125	$15,220	$5,841	$12,698	$40,884

Our minimum contractual payments consist entirely of payments to our provider of direct fulfillment services for direct to consumer sales of our home robots, which payments are incurred in the ordinary course of business. Based on historical and current operations, we believe that we will exceed these minimum contractual obligations in our ordinary course of business.

Off-Balance Sheet Arrangements

As of December 27, 2008, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Recently Issued Accounting Pronouncements

In February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially deferred the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. This FSP will be adopted by us in the first quarter of fiscal year 2009, and is not expected to have a material impact on our consolidated financial statements.

In December 2007, FASB issued SFAS No. 141 (revised 2007), *Business Combinations,* or SFAS 141R and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51,* or SFAS 160. SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. The provisions of SFAS 141R and SFAS 160 are effective for fiscal years beginning on or after December 15, 2008. SFAS No. 141(R) did not have an impact on our historical financial statements and will be applied to business combinations completed, if any, on or after December 27, 2008.

In March 2008, FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* or, SFAS 161. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the potential impact of adoption of SFAS 161 and have not yet determined the impact, if any, that its adoption will have on our results of operations or financial condition.

From time to time, new accounting pronouncements are issued by FASB that we adopt as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards, which are not yet effective, will not have a material impact on our consolidated financial statements upon adoption.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Foreign Currency Exchange Risk

We maintain sales and business operations in foreign countries. As such, we have exposure to adverse changes in exchange rates associated with operating expenses of our foreign operations, but we believe this exposure to be immaterial. In late 2007, we began to accept orders for home robot products in currencies other than the U.S. dollar and we expect this practice to continue in the future. We regularly monitor the level of non-U.S. dollar accounts receivable balances to determine if any actions, including possibly entering into foreign currency forward contracts, should be taken to minimize the impact of fluctuating exchange rates on our results of operations.

Interest Rate Sensitivity

At December 27, 2008, we had unrestricted cash and cash equivalents of $40.9 million. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Some of the securities in which we invest, however, may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents in a variety of securities, commercial paper, money market funds, debt securities and certificates of deposit. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. As of December 27, 2008, all of our cash equivalents were held in money market accounts.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments, primarily certain borrowings under our working capital line of credit and our equipment financing facility. The advances under the working capital line of credit bear a variable rate of interest determined as a function of the prime rate or the Eurodollar rate at the time of the borrowing. The advances under the equipment financing facility bear either a variable or fixed rate of interest, at our election, determined as a function of the LIBOR rate at the time of borrowing. At December 27, 2008, we had letters of credit outstanding of $2.1 million under our working capital line of credit and no amounts outstanding under our equipment financing facility.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

iROBOT CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of
iRobot Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15 (a) (1) present fairly, in all material respects, the financial position of iRobot Corporation, and its subsidiaries at December 27, 2008 and December 29, 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 27, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 13, 2009

iROBOT CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 27, 2008	December 29, 2007
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,852	$ 26,735
Short term investments	—	16,550
Accounts receivable, net of allowance of $65 and $65 at December 27, 2008 and December 29, 2007, respectively	35,930	47,681
Unbilled revenue	2,014	2,244
Inventory, net	34,560	45,222
Deferred tax assets	7,299	5,905
Other current assets	3,340	2,268
Total current assets	123,995	146,605
Property and equipment, net	22,929	15,694
Deferred tax assets	4,508	4,293
Other assets	12,246	2,500
Total assets	$163,678	$169,092
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 19,544	$ 44,697
Accrued expenses	10,989	7,987
Accrued compensation	6,393	4,603
Deferred revenue and customer advances	2,632	1,578
Total current liabilities	39,558	58,865
Long term liabilities	4,444	—
Commitments and contingencies (Note 12):		
Redeemable convertible preferred stock, 5,000 shares authorized and zero outstanding at December 27, 2008 and December 29, 2007	—	—
Common stock, $0.01 par value, 100,000 and 100,000 shares authorized and 24,811 and 24,495 issued and outstanding at December 27, 2008 and December 29, 2007, respectively	248	245
Additional paid-in capital	130,637	122,318
Deferred compensation	(314)	(685)
Accumulated deficit	(10,895)	(11,651)
Total stockholders' equity	119,676	110,227
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$163,678	$169,092

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
	(In thousands, except per share amounts)		
Revenue:			
Product revenue	$281,187	$227,457	$167,687
Contract revenue	26,434	21,624	21,268
Total revenue	307,621	249,081	188,955
Cost of revenue:			
Cost of product revenue(1)	190,250	147,689	103,651
Cost of contract revenue(1)	23,900	18,805	15,569
Total cost of revenue	214,150	166,494	119,220
Gross margin	93,471	82,587	69,735
Operating expenses:			
Research and development(1)	17,566	17,082	17,025
Selling and marketing(1)	46,866	44,894	33,969
General and administrative(1)	28,840	20,919	18,703
Litigation and related expenses(2)	—	2,341	—
Total operating expenses	93,272	85,236	69,697
Operating (loss) income	199	(2,649)	38
Other income, net	926	3,151	3,831
Income before income taxes	1,125	502	3,869
Income tax expense (benefit)	369	(8,558)	304
Net income	$ 756	$ 9,060	$ 3,565
Net income per share			
Basic	$ 0.03	$ 0.37	$ 0.15
Diluted	$ 0.03	$ 0.36	$ 0.14
Number of shares used in per share calculations			
Basic	24,654	24,229	23,516
Diluted	25,533	25,501	25,601

(1) Stock-based compensation recorded in 2008, 2007 and 2006 breaks down by expense classification as follows:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
		(In thousands)	
Cost of product revenue	$ 753	$ 692	$ 326
Cost of contract revenue	462	386	267
Research and development	359	377	376
Selling and marketing	1,055	1,074	389
General and administrative	3,310	2,182	1,211

(2) Consists of costs for litigation relating to lawsuits filed against Robotic FX, Inc. and Jameel Ahed, as well as settlement costs related to ending the litigation. See Note 11 to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for a more detailed discussion of this litigation and related settlement.

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional	Deferred	Accumulated	
	Shares	Value	Paid-In Capital	Compensation	Deficit	Total
Balance at December 31, 2005	23,405,932	$234	$114,808	$(3,210)	$(24,276)	$ 87,556
Amortization of deferred compensation relating to restricted stock				101		101
Issuance of common stock for exercise of stock options	384,827	4	1,045			1,049
Tax benefit of disqualifying dispositions			180			180
Amortization of deferred compensation relating to stock options			1,768	700		2,468
Reversal of deferred compensation related to cancelled stock options			(83)	83		—
Net income					3,565	3,565
Balance at December 30, 2006	23,790,759	238	117,718	(2,326)	(20,711)	94,919
Amortization of deferred compensation relating to restricted stock				59		59
Issuance of common stock for exercise of stock options	793,283	8	1,380			1,388
Stock withheld to cover tax withholdings requirements upon exercise of stock options	(110,396)	(1)	(1,587)			(1,588)
Repurchase of restricted stock award	(4,047)					—
Cumulative adjustment to stock based compensation			(836)	836		—
Issuance of restricted stock awards	25,332					—
Tax benefit of excess stock based compensation deduction			1,626			1,626
Amortization of deferred compensation relating to stock options			4,477	175		4,652
Reversal of deferred compensation related to cancelled stock options			(571)	571		—
Director's deferred compensation			111			111
Net income					9,060	9,060
Balance at December 29, 2007	24,494,931	$245	$122,318	$ (685)	$(11,651)	$110,227
Amortization of deferred compensation relating to restricted stock				14		14
Issuance of common stock for exercise of stock options	289,970	3	1,008			1,011
Conversion of deferred compensation	2,906					—
Vesting of restricted stock units	22,929					—
Tax benefit of excess stock based compensation deduction			1,648			1,648
Amortization of deferred compensation relating to stock options			5,602	323		5,925
Reversal of deferred compensation related to cancelled stock options			(34)	34		—
Director's deferred compensation			95			95
Net income					756	756
Balance at December 27, 2008	24,810,736	$248	$130,637	$ (314)	$(10,895)	$119,676

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 756	$ 9,060	$ 3,565
Adjustments to reconcile net income to net cash provided by (used in) operating activities Depreciation and amortization	7,029	5,311	3,743
Loss on disposal of fixed assets	231	48	7
Stock based compensation	5,939	4,711	2,569
In-process research and development relating to acquisition of Nekton Research LLC	200	—	—
Benefit from deferred tax assets	(1,967)	(10,198)	—
Non-cash director deferred compensation	95	111	—
Changes in working capital — (use) source			
Accounts receivable	12,221	(19,171)	(5,465)
Unbilled revenue	230	(283)	(537)
Inventory	10,662	(24,332)	(4,987)
Other current assets	(1,042)	595	(1,330)
Accounts payable	(25,350)	17,012	3,964
Accrued expenses	3,002	967	3,536
Accrued compensation	1,634	(624)	1,225
Provision for contract settlement	—	—	(5,154)
Deferred revenue and customer advances	1,026	1,121	(561)
Change in long-term liabilities	4,444	—	—
Net cash provided by (used in) operating activities	19,110	(15,672)	575
Cash flows from investing activities:			
Purchase of property and equipment	(14,817)	(10,352)	(7,485)
Purchase of Nekton Research, LLC, net of cash received	(9,743)	—	—
Change in other assets	—	(2,500)	—
Purchase of investments	(29,997)	(52,950)	(174,100)
Sales of investments	46,547	101,200	109,300
Net cash provided by (used in) investing activities	(8,010)	35,398	(72,285)
Cash flows from financing activities:			
Borrowings under revolving line of credit	5,500	—	—
Repayment of borrowings under revolving credit line	(5,500)	—	—
Income tax withholding payment associated with stock option exercise	—	(1,588)	—
Proceeds from stock option exercises	1,011	1,388	1,049
Tax benefit of excess stock based compensation deductions	2,006	1,626	—
Tax benefit of disqualifying dispositions	—	—	180
Net cash provided by financing activities	3,017	1,426	1,229
Net increase (decrease) in cash and cash equivalents	14,117	21,152	(70,481)
Cash and cash equivalents, at beginning of period	26,735	5,583	76,064
Cash and cash equivalents, at end of period	$ 40,852	$ 26,735	$ 5,583
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 60	$ 41	$ 15
Cash paid for income taxes	$ 89	$ 140	$ 155

Supplemental disclosure of noncash investing and financing activities (in thousands)

During 2008, 2007 and 2006, the Company transferred $893, $1,509 and $1,260 respectively, of inventory to fixed assets.

See accompanying Notes to Consolidated Financial Statements

1. Nature of the Business

iRobot Corporation, formerly IS Robotics, Inc., was incorporated in 1990 to develop robotics and artificial intelligence technologies and apply these technologies in producing and marketing robots. The majority of the Company's revenue is generated from product sales, and government and industrial research and development contracts.

The Company is subject to risks common to companies in high-tech industries including, but not limited to, uncertainty of progress in developing technologies, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products and the need to obtain financing, if necessary, global economic conditions and associated impact on consumer spending, and changes in policies and spending priorities of the U.S. federal government and other government agencies.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include those of iRobot and our subsidiaries, after elimination of all intercompany accounts and transactions. iRobot has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates and judgments, including those related to revenue recognition, sales returns, bad debts, warranty claims, inventory reserves, valuation of investments, assumptions used in valuing stock-based compensation instruments and income taxes. The Company bases these estimates on historical and anticipated results, and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company's estimates.

Fiscal Year-End

Beginning in fiscal 2005, the Company operates and reports using a 52-53 week fiscal year ending on the Saturday closest to December 31. Accordingly, the Company's fiscal quarters will end on the Saturday that falls closest to the last day of the third month of each quarter.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the time of purchase to be cash equivalents. The Company invests its excess cash primarily in money market funds of major financial institutions. Accordingly, its cash equivalents are subject to minimal credit and market risk. At December 27, 2008 and December 29, 2007, cash equivalents were comprised of money market funds totaling $39.5 million and $23.3 million, respectively. These cash equivalents are carried at cost, which approximates fair value.

Short Term Investments

The Company's investments are classified as available-for-sale and are recorded at fair value with any unrealized gain or loss recorded as an element of stockholders' equity. The fair value of investments is determined based on quoted market prices at the reporting date for those instruments. As of December 27, 2008, and December 29, 2007, investments consisted of:

	December 27, 2008		December 29, 2007	
	Cost	Fair Market Value	Cost	Fair Market Value
	(In thousands)			
Auction Rate Debt Securities	$ —	$ —	$16,550	$16,550

As of December 29, 2007, the Company's investments had maturity dates ranging from February 2025 to June 2047. Despite the long-term contractual maturities of the auction rate securities held at December 29, 2007, all of these securities were available for sale and it was the Company's intention to liquidate these securities within one year. Subsequent to December 29, 2007, the $16.6 million of auction rate securities held at December 29, 2007 have been liquidated.

Revenue Recognition

The Company derives its revenue from product sales, government research and development contracts, and commercial research and development contracts. The Company sells products directly to customers and indirectly through resellers and distributors. The Company recognizes revenue from sales of home robots under the terms of the customer agreement upon transfer of title to the customer, net of estimated returns, provided that collection is determined to be probable and no significant obligations remain. Sales to resellers are subject to agreements allowing for limited rights of return for defective products only, rebates and price protection. The Company has typically not taken product returns except for defective products. Accordingly, the Company reduces revenue for its estimates of liabilities for these rights at the time the related sale is recorded. The Company makes an estimate of sales returns for products sold by resellers directly or through its distributors based on historical returns experience and other relevant data. The Company has aggregated and analyzed historical returns from resellers and end users which form the basis of its estimate of future sales returns by resellers or end users. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 48, *Revenue Recognition When Right of Return Exists,* the provision for these estimated returns is recorded as a reduction of revenue at the time that the related revenue is recorded. If actual returns differ significantly from its estimates, such differences could have a material impact on the Company's results of operations for the period in which the returns become known. The estimates for returns are adjusted periodically based upon historical rates of returns. The estimates and reserve for rebates and price protection are based on specific programs, expected usage and historical experience. Actual results could differ from these estimates.

Under cost-plus-fixed-fee (CPFF) type contracts, the Company recognizes revenue based on costs incurred plus a pro rata portion of the total fixed fee. Revenue on firm fixed price (FFP) contracts is recognized using the percentage-of-completion method. Costs and estimated gross margins on contracts are recorded as revenue as work is performed based on the percentage that incurred costs compare to estimated total costs utilizing the most recent estimates of costs and funding. Changes in job performance, job conditions, and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to past performance in the current period. When the current contract estimate indicates a loss, a provision is made for the total anticipated loss in the current period. Revenue earned in excess of billings, if any, is recorded as unbilled revenue. Billings in excess of revenue earned, if any, are recorded as deferred revenue.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts to provide for the estimated amount of accounts receivable that may not be collected. The allowance is based upon an assessment of customer creditworthiness, historical payment experience and the age of outstanding receivables.

Activity related to the allowance for doubtful accounts was as follows:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
		(In thousands)	
Balance at beginning of period	$ 65	$163	$117
Provision	1,005	—	121
Deduction(*)	(1,005)	(98)	(75)
Balance at end of period	$ 65	$ 65	$163

(*) Deductions related to allowance for doubtful accounts represent amounts written off against the allowance, less recoveries.

Inventory

Inventory is stated at the lower of cost or net realizable value with cost being determined using the first-in, first-out (FIFO) method. The Company maintains a reserve for inventory items to provide for an estimated amount of excess or obsolete inventory.

Activity related to the inventory reserve was as follows:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
		(In thousands)	
Balance at beginning of period	$ 441	$ 554	$ 485
Provision	2,622	106	267
Deduction(*)	(293)	(219)	(198)
Balance at end of period	$2,770	$ 441	$ 554

(*) Deductions related to inventory reserve accounts represent amounts written off against the reserve.

Property and Equipment

Property and equipment are recorded at cost and consist primarily of computer equipment, business applications software and machinery. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

	Estimated Useful Life
Computer and research equipment	3 years
Furniture	5
Machinery	2-5
Tooling	2
Business applications software	5
Capital leases and leasehold improvements	Term of lease

Expenditures for additions, renewals and betterments of plant and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Long-Lived Assets, including Purchased Intangible Assets

The Company accounts for long-lived assets, including other purchased intangible assets, in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in the industry, are present.

The Company periodically evaluates the recoverability of long-lived assets whenever events and changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. There were no impairment charges recorded during any of the periods presented.

Goodwill

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company tests goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) annually or more frequently if the Company believes indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill.

Research and Development

Costs incurred in the research and development of the Company's products are expensed as incurred.

Internal Use Software

The Company capitalizes costs associated with the development and implementation of software obtained for internal use in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"). At December 27, 2008 and December 29, 2007, the Company had \$5.1 million and \$4.8 million respectively, of costs related to enterprise-wide software included in fixed assets. Capitalized costs are being amortized over the assets' estimated useful lives. The Company has recorded \$0.8 million, \$0.7 million and \$0.6 million of amortization expense for the years ended December 27, 2008, December 29, 2007 and December 30, 2006, respectively.

Concentration of Credit Risk and Significant Customers

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The individual balances, at times, may exceed federally insured limits. At December 27, 2008 and December 29, 2007 the Company exceeded the insured limit by \$40.4 million and \$25.3 million, respectively.

Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. At December 27, 2008 and December 29, 2007, 26% and 15% respectively, of the Company's accounts receivable were due from the federal government. At December 29, 2007 two additional customers accounted for 13% and 12%, respectively, of the Company's accounts receivable balance. For the years ended December 27, 2008, December 29, 2007, and December 30, 2006 revenue from one customer, the federal government, represented 40%, 35% and 34% of total revenue, respectively.

Foreign Currency Forward Contracts

In late 2007, the Company entered into several foreign currency forward contracts to sell Canadian dollars for United States dollars and has continued this practice throughout 2008. The Company's objective in entering into these contracts was to reduce foreign currency exposure to appreciation or depreciation in the value of its Canadian dollar based accounts receivable balances by partially offsetting a portion of such exposure with gains or losses on the forward contracts.

The Company accounted for these financial derivatives in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. These foreign currency contracts did not qualify for hedge accounting under SFAS No. 133. Accordingly, the foreign currency forward contracts were marked-to-market and recorded at fair value with unrealized gains and losses reported along with foreign currency gains or losses in the caption "other income (expense), net" on the Company's consolidated statements of operations.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), *Share-Based Payment*, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123(R), share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grants). Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. The Company adopted the prospective transition method as provided by SFAS No. 123(R) and, accordingly financial statement amounts for the prior periods presented in this Annual Report on Form 10-K have not been restated to reflect the fair value method of expensing share-based compensation.

In a review of its stock-based compensation accounting methodology performed during the second quarter of fiscal 2007, the Company determined that a cumulative adjustment of $0.5 million of incremental stock-based compensation expense, and a balance sheet reclassification of $0.8 million from deferred compensation to additional paid-in capital, were required due to a correction in the application of SFAS No. 123(R). Upon adoption of SFAS No. 123(R) on January 1, 2006, the Company incorrectly valued 259,700 stock options that were granted between the date that it filed its initial Form S-1 registration statement with the Securities and Exchange Commission on July 27, 2005 and the date it became a public company (November 8, 2005). The Company believes, in accordance with APB 28, paragraph 29, that this adjustment did not have a material impact to its full year results for 2007. In addition, management does not believe the adjustment is material to the amounts reported by the Company in previous periods. This cumulative adjustment is included in the gross margin and operating expenses for the fiscal year ended December 29, 2007.

Under SFAS No. 123(R), entities that become public companies after June 15, 2005 and used the minimum value method of measuring equity share options and similar instruments as a non-public company for either recognition or pro forma disclosure purposes under SFAS No. 123 must apply the provisions of SFAS No. 123(R) prospectively to new and/or modified awards after the adoption of SFAS No. 123(R). Companies should continue to account for any portion of awards outstanding at the date of initial application of SFAS No. 123(R) using the accounting principles originally applied to those awards — either the minimum value method under SFAS No. 123 or the provisions of APB No. 25 and its related interpretive guidance. Accordingly, the Company did not record any cumulative effect of a change in accounting principle associated with the adoption of SFAS No. 123(R).

The Company has historically granted stock options at exercise prices that equaled the fair value of its common stock as estimated by its board of directors, with input from management, as of the date of grant. Because there was no public market for the Company's common stock prior to its initial public offering on November 9, 2005, its board of directors determined the fair value of its common stock by considering a number of objective and subjective factors, including the Company's operating and financial performance and corporate milestones, the prices at which it sold shares of convertible preferred stock, the superior rights and preferences of securities senior to its common stock at the time of each grant, and the risk and non-liquid nature of its common stock. The Company has not historically obtained contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of stock options, the Company believed its estimates of the fair value of its common stock to be reasonable based on the foregoing factors.

In connection with the initial public offering, the Company retrospectively reassessed the fair value of its common stock for options granted during the period from July 1, 2004 to November 8, 2005. As a result of this reassessment, the Company determined that the estimated fair market value used in granting options for the period from July 1, 2004 to December 31, 2004 was reasonable and appropriate. Accordingly, no deferred compensation was recorded for these grants. For the period from January 1, 2005 through November 8, 2005, the Company determined that the estimated fair value of its common stock increased from $4.60 to $21.60 due to a number of factors such as, among other things, the likelihood of an initial public offering, its improving operating results and the achievement of other corporate milestones in 2005. Based upon this determination, the Company recorded deferred compensation of approximately $3.4 million in the twelve months ended December 31, 2005 under APB No. 25 relating to stock options with exercise prices below the retrospectively reassessed fair market value on the date of grant. The Company recognized associated stock-based compensation expense of $0.3 million, $0.2 million and $0.7 million for the fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006, respectively. As of December 27, 2008, the deferred stock-based compensation balance associated with these grants was $0.3 million. The Company will continue to recognize the associated stock-based compensation expense, in accordance with the provisions of APB No. 25, related to these shares of $0.2 million and $0.1 million for 2009 and 2010, respectively.

Under the provisions of SFAS No. 123(R), the Company recognized $4.7 million of stock-based compensation expense during the fiscal year ended December 27, 2008 for stock options granted subsequent to the Company's initial filing of its Form S-1 with the SEC. The unamortized fair value as of December 27, 2008 associated with these grants was $14.2 million with a weighted average remaining recognition period of 2.49 years.

The fair value of each option grant for the fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006 was computed on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Year Ended December 27, 2008	Fiscal Year Ended December 29, 2007	Fiscal Year Ended December 30, 2006
Risk-free interest rate	2.24% — 3.45%	3.23% — 4.90%	4.32% — 5.11%
Expected dividend yield	—	—	—
Expected life	3.50 — 4.75 years	3.50 — 4.75 years	3.50 — 6.50 years
Expected volatility	55%	50% — 55%	65%

The risk-free interest rate is derived from the average U.S. Treasury constant maturity rate, which approximates the rate in effect at the time of grant, commensurate with the expected life of the instrument. The dividend yield is zero based upon the fact the Company has never paid and has no present intention to pay cash dividends. The expected term calculation is based upon the simplified method provided under SEC Staff Accounting Bulletin ("SAB") No. 110. Under SAB No. 110, the expected term is developed by averaging the contractual term of the stock option grants (7 or 10 years) with the associated vesting term (typically 4 to 5 years). Given the Company's initial public offering in November 2005 and the resulting short history as a public company, the Company could not rely solely on company specific historical data for purposes of establishing expected volatility. Consequently, the Company performed an analysis that included company specific historical data combined with data of several peer companies with similar expected option lives to develop an expected volatility assumption.

Based upon the above assumptions, the weighted average fair value of each stock option granted for the fiscal year ended December 27, 2008 was $7.12.

The Company has assumed a forfeiture rate for all stock options granted subsequent to the Company's initial filing of its Form S-1 with the SEC. In the future, the Company will record incremental stock-based compensation expense if the actual forfeiture rates are lower than estimated and will record a recovery of prior stock-based compensation expense if the actual forfeitures are higher than estimated.

The table below summarizes stock option plan activity:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value(1)
Outstanding at December 31, 2005	3,271,484	$ 1.27		
Granted	700,245	21.82		
Exercised	(384,827)	2.72		
Canceled	(87,192)	16.18		
Outstanding at December 30, 2006	3,499,710	$ 8.34		
Granted	812,778	17.33		
Exercised	(793,283)	1.75		
Canceled	(273,117)	7.29		
Outstanding at December 29, 2007	3,246,088	$12.29		
Granted	1,007,660	14.58		
Exercised	(289,970)	3.49		
Canceled	(439,847)	15.71		
Outstanding at December 27, 2008	3,523,931	$13.24	5.67 years	$6.6 million
Vested and expected to vest at December 27, 2008	3,323,602	$13.13	5.64 years	$6.5 million
Exercisable as of December 27, 2008	1,549,518	$11.21	5.11 years	$5.1 million
Weighted average fair value of options granted during the fiscal year ended December 27, 2008		$ 7.12		
Options available for future grant at December 27, 2008	1,537,701			

(1) The aggregate intrinsic value on the table was calculated based upon the positive difference between the closing market value of the Company's stock on December 27, 2008 of $9.29 and the exercise price of the underlying option.

During fiscal years 2008, 2007 and 2006, the total intrinsic value of stock options exercised was $3.2 million, $11.7 million and $7.0 million, respectively. No amounts relating to stock-based compensation have been capitalized.

The following table summarizes information about stock options outstanding at December 27, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.24 - $ 2.78	652,822	4.80 years	$ 2.32	568,652	$ 2.25
4.60 - 4.96	414,125	6.05	4.87	231,165	4.87
5.66 - 14.05	492,113	6.51	12.33	31,088	8.43
14.09 - 15.38	424,254	6.44	14.51	32,783	14.62
15.84 - 16.46	395,748	5.03	16.27	194,462	16.31
16.65 - 18.74	413,961	5.89	17.99	119,557	18.24
19.85 - 22.20	411,437	5.28	21.18	173,008	21.49
24.00 - 29.74	295,971	5.56	25.34	189,403	25.47
33.94 - 33.94	13,000	7.01	33.94	5,200	33.94
34.98 - 34.98	10,500	7.08	34.98	4,200	34.98
$ 0.24 - $34.98	3,523,931	5.67 years	$13.24	1,549,518	$11.21

The table below summarizes activity relating to restricted stock awards:

	Number of Shares Underlying Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2005	173,361	$ 1.94
Granted	—	—
Vested	(124,362)	$ 1.61
Forfeited	—	—
Outstanding at December 30, 2006	48,999	$ 2.77
Granted	25,332	16.03
Vested	(24,500)	2.77
Forfeited	(4,047)	2.77
Outstanding at December 29, 2007	45,784	$10.11
Granted	—	—
Vested	(29,038)	6.69
Forfeited	—	—
Outstanding at December 27, 2008	16,746	$16.03

As of December 27, 2008, the unamortized fair value of all restricted stock awards was $0.2 million. The Company expects to recognize associated stock-based compensation expense of $0.1 million and $0.1 million in 2009 and 2010, respectively.

The table below summarizes activity relating to restricted stock units:

	Number of Shares Underlying Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding at December 30, 2006	—	$ —
Granted	24,780	19.05
Vested	—	—
Forfeited	(333)	18.74
Outstanding at December 29, 2007	24,447	$19.05
Granted	168,547	15.40
Vested	(22,929)	17.64
Forfeited	(1,349)	18.02
Outstanding at December 27, 2008	168,716	$15.60

As of December 27, 2008, the unamortized fair value of all restricted stock units was $2.4 million. The Company expects to recognize associated stock-based compensation expense of $0.8 million, $0.7 million, $0.6 million and $0.3 million in 2009, 2010, 2011 and 2012, respectively.

Advertising Expense

The Company expenses advertising costs as they are incurred. During the years ended December 27, 2008, December 29, 2007 and December 30, 2006 advertising expense totaled $11.6 million, $15.9 million and $14.3 million, respectively.

Net Income Per Share

The following table presents the calculation of both basic and diluted net income per share:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Net income	$ 756	$ 9,060	$ 3,565
Weighted average shares outstanding	24,654	24,229	23,516
Dilutive effect of employee stock options and restricted shares	879	1,272	2,085
Diluted weighted average shares outstanding	25,533	25,501	25,601
Basic income per share	$ 0.03	$ 0.37	$ 0.15
Diluted income per share	$ 0.03	$ 0.36	$ 0.14

There were no potentially dilutive securities excluded from the computation of diluted earnings per share for these periods because their effect would have been antidilutive.

Income Taxes

In June 2006, the FASB issued FASB Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109*, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 beginning December 31, 2006 and the impact of adoption on its opening balance of retained earnings was zero. As of the beginning of fiscal year 2008, the Company had no material unrecognized tax benefits and no material unrecognized tax benefits were recorded in the fiscal year ended December 27, 2008. The Company recognizes interest and penalties related to unrecognized tax benefits in its tax provision and there were no accrued interest or penalties as of December 27, 2008, December 29, 2007 or December 30, 2006.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. The statute of limitations for assessment by the IRS and state tax authorities is closed for fiscal years prior to December 31, 2005, although carryforward attributes that were generated prior to fiscal year 2005 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. There are currently no federal or state audits in progress.

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company monitors the realization of its deferred tax assets based on changes in circumstances, for example recurring periods of income for tax purposes following historical periods of cumulative losses or changes in tax laws or regulations. The Company's income tax provisions and its assessment of the realizability of its deferred tax assets involve significant judgments and estimates.

In fiscal 2007, the Company completed an analysis of historical and projected future profitability which resulted in the full release of the valuation allowance relating to federal deferred tax assets. The Company continues to maintain a valuation allowance against state deferred tax assets due to less certainty of their realizability given the shorter expiration period associated with these state deferred tax assets and the generation of state tax credits in excess of the state tax liability. At December 27, 2008, the Company has total deferred tax assets of $15.3 million and a valuation allowance of $3.5 million resulting in a net deferred tax asset of $11.8 million.

Comprehensive Income (Loss)

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income (loss) and its components in financial statements. The Company's comprehensive income (loss) is equal to the Company's net income (loss) for all periods presented.

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Company has adopted the provisions of SFAS 157 as of December 30, 2007, for financial instruments. Although the adoption of SFAS 157 did not materially impact its financial condition, results of operations, or cash flow, the Company is now required to provide additional disclosures as part of its financial statements.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company's assets measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at December 27, 2008, were as follows:

Description	Fair Value Measurements as of December 27, 2008 Level 1	Level 2	Level 3
	(In thousands)		
Assets:			
Money Market Accounts	$39,512	$ —	$—
Foreign Currency forward contracts	—	(55)	—
Total assets measured at fair value	$39,512	(55)	$—

Foreign currency forward contracts are valued based on observable market spot and forward rates as of our reporting date and are included in level 2 inputs. We use these derivative instruments to mitigate foreign currency receivable transactions exposure. All contracts are recorded at fair value and marked to market at the end of each reporting period and realized and unrealized gains and losses are included in net income for that period. The fair value of our foreign currency forward contracts was included in receivables in our consolidated balance sheet.

Recent Accounting Pronouncements

In February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially deferred the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. This FSP will be adopted by the Company in the first quarter of fiscal year 2009, and is not expected to have a material impact on its consolidated financial statements.

In December 2007, FASB issued SFAS No. 141 (revised 2007), *Business Combinations,* or SFAS 141R and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51, or* SFAS 160. SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. The provisions of SFAS 141R and SFAS 160 are effective for fiscal years beginning on or after December 15, 2008. SFAS No. 141(R) did not have an impact on the Company's historical financial statements and will be applied to business combinations completed, if any, on or after December 27, 2008.

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities or, SFAS 161. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the potential impact of adoption of SFAS 161 and has not yet determined the impact, if any, that its adoption will have on its results of operations or financial condition.

From time to time, new accounting pronouncements are issued by FASB that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

3. Inventory

Inventory consists of the following at:

	December 27, 2008	December 29, 2007
	(In thousands)	
Raw materials	$ 3,443	$ 1,641
Work in process	746	517
Finished goods	30,371	43,064
	$34,560	$45,222

4. Property and Equipment

Property and equipment consists of the following at:

	December 27, 2008	December 29, 2007
	(In thousands)	
Computer and equipment	$11,307	$10,406
Furniture	1,669	577
Machinery	1,502	1,418
Tooling	6,454	5,977
Leasehold improvements	12,359	3,744
Software purchased for internal use	5,082	4,834
	38,373	26,956
Less: accumulated depreciation	15,444	11,262
	$22,929	$15,694

Depreciation expense for the years ended December 27, 2008, December 29, 2007 and December 30, 2006 was $6.9 million, $5.3 million, and $3.7 million, respectively.

5. Other Assets

Other assets consists of the following at:

	December 27, 2008	December 29, 2007
	(In thousands)	
Goodwill and intangible assets, net	$ 9,746	$ —
Investment in Advanced Scientific Concepts, Inc.	2,500	2,500
	$12,246	$2,500

Goodwill and Intangible assets are the result of the acquisition of Nekton Research, LLC ("Nekton"), See Notes 13 and 14 to the Consolidated Financial Statements for a more detailed discussion of the Goodwill and intangible assets, net.

In November 2007, the Company recorded an investment of $2.5 million in a series of preferred stock of Advanced Scientific Concepts, Inc. This investment is accounted for at cost utilizing the cost method. On a going forward basis, the Company will regularly monitor this investment to determine if facts and circumstances have changed in a manner that would require a change in accounting methodology. Additionally, the Company will regularly evaluate whether or not this investment has been impaired by considering such factors as economic environment, market conditions, operational performance and other specific factors relating to the business underlying the investment. If any such impairment is identified, a reduction in the carrying value of the investment would be recorded at that time.

6. Accrued Expenses

Accrued expenses consist of the following at:

	December 27, 2008	December 29, 2007
	(In thousands)	
Accrued warranty	$ 5,380	$2,491
Accrued direct fulfillment costs	1,236	1,953
Accrued rent	470	197
Accrued sales commissions	801	1,074
Accrued accounting fees	376	361
Accrued income taxes	248	32
Accrued other	2,478	1,879
	$10,989	$7,987

7. Revolving Line of Credit

The Company has an unsecured revolving credit facility with Bank of America, N.A., which is available to fund working capital and other corporate purposes. The amount available for borrowing under the credit facility to the lesser of: (a) $45.0 million or (b) amounts available pursuant to a borrowing base calculation determined pursuant to the terms and conditions of the credit facility. The interest on loans under the credit facility will accrue, at the Company's election, at either (i) Bank of America's prime rate minus 1% or (ii) the Eurodollar rate plus 1.25%. The credit facility will terminate and all amounts outstanding thereunder will be due and payable in full on June 5, 2010.

As of December 27, 2008, the Company had letters of credit outstanding of $2.1 million, and $42.9 million available under the working capital line of credit. This credit facility contains customary terms and conditions for credit facilities of this type, including restrictions on the Company's ability to incur or guaranty additional indebtedness, create liens, enter into transactions with affiliates, make loans or investments, sell assets, pay dividends or make distributions on, or repurchase, our stock, and consolidate or merge with other entities.

In addition, the Company is required to meet certain financial covenants customary with this type of agreement, including maintaining a minimum specified tangible net worth and a minimum specified annual net income.

This credit facility contains customary events of default, including for payment defaults, breaches of representations, breaches of affirmative or negative covenants, cross defaults to other material indebtedness, bankruptcy and failure to discharge certain judgments. If a default occurs and is not cured within any applicable cure period or is not waived, the Company's obligations under the credit facility may be accelerated.

As of December 27, 2008, we were in compliance with all covenants under the credit facility.

8. Common Stock

Common stockholders are entitled to one vote for each share held and to receive dividends if and when declared by the Board of Directors and subject to and qualified by the rights of holders of the preferred stock. Upon dissolution or liquidation of the Company, holders of common stock will be entitled to receive all available assets subject to any preferential rights of any then outstanding preferred stock.

9. Stock Option Plans

The Company has options outstanding under four stock incentive plans: the 1994 Stock Option Plan (the "1994 Plan"), the 2001 Special Stock Option Plan (the "2001 Plan"), the 2004 Stock Option and Incentive Plan (the "2004 Plan") and the 2005 Stock Option and Incentive Plan (the "2005 Plan" and together with the 1994 Plan, the 2001 Plan and the 2004 Plan, the "Plans"). The 2005 Plan is the only one of the four plans under which new awards may currently be granted. Under the 2005 Plan, which became effective October 10, 2005, 1,583,682 shares were initially reserved for issuance in the form of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards and restricted stock awards. Additionally, the 2005 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning in 2007, by 4.5% of the outstanding number of shares of common stock on the immediately preceding December 31. Stock options returned to the Plans as a result of their expiration, cancellation or termination are automatically made available for issuance under the 2005 Plan. Eligibility for incentive stock options is limited to those individuals whose employment status would qualify them for the tax treatment associated with incentive stock options in accordance with the Internal Revenue Code. As of December 27, 2008, there were 1,537,701 shares available for future grant under the 2005 Plan.

Options granted under the Plans are subject to terms and conditions as determined by the compensation committee of the board of directors, including vesting periods. Options granted under the Plans are exercisable in full at any time subsequent to vesting, generally vest over periods from 0 to 5 years, and expire 7 or 10 years from the date of grant or, if earlier, 60 or 90 days from employee termination. The exercise price of incentive stock options is equal to the closing price on the NASDAQ Global Market on the date of grant. The exercise price of nonstatutory options may be set at a price other than the fair market value of the common stock.

10. Income Taxes

The components of income tax expense were as follows:

	2008	2007	2006
		(In thousands)	
Current			
Federal	$ 2,137	$ 1,450	$169
State	231	187	135
Foreign	10	3	—
Total current tax provision	2,378	1,640	304
Deferred			
Federal	(2,009)	(10,198)	—
Total income tax provision (benefit)	$ 369	$ (8,558)	$304

The components of net deferred tax assets are as follows at December 27, 2008 and December 29, 2007:

	2008	2007
	(In thousands)	
Net deferred tax assets		
Current net deferred tax assets		
Reserves and accruals	$ 8,372	$ 6,789
Valuation allowance	(1,073)	(884)
Total current net deferred tax assets	7,299	5,905
Non-current net deferred tax assets		
Capital loss carryforwards	99	99
Tax credits	2,119	2,913
Fixed assets	1,256	1,129
Stock based compensation	3,413	1,948
Valuation allowance	(2,379)	(1,796)
Total non-current net deferred tax assets	4,508	4,293
Total net deferred tax assets	$11,807	$10,198

In 2007 the Company made the determination that the realization of certain deferred tax assets was more likely than not based on future projections of taxable income. The Company released the valuation allowance associated with these assets and recorded a income statement benefit of $10.2 million in fiscal 2007. The valuation allowance as of December 27, 2008 relates to all state deferred tax assets, including state credits, and state net operating losses.

As of December 27, 2008, the Company has utilized all of its available net operating loss carryforwards for federal and state purposes. The Company does possess research and development credits carryforwards to offset future federal and state taxes of $2.9 million and $2.2 million respectively, which expire at various dates from 2013 to 2023, and investment tax credit carryforwards to offset future state taxes of $0.7 million, which expire from 2010 to 2011. Under the Internal Revenue Service Code, certain substantial changes in the Company's ownership could result in an annual limitation on the amount of these tax carryforwards which can be utilized in future years.

The reconciliation of the expected tax (benefit) expense (computed by applying the federal statutory rate to income before income taxes) to actual tax expense was as follows:

	2008	2007	2006
		(In thousands)	
Expected federal income tax	$ 382	$ 171	$1,315
Permanent items	127	91	38
State taxes	(690)	301	(236)
Credits	(494)	(1,148)	(742)
Non deductible stock compensation	189	276	234
Other	16	(115)	6
Increase (decrease) in valuation allowance	839	(8,134)	(311)
	$ 369	$(8,558)	$ 304

As disclosed in Note 2, the Company adopted the provisions of FIN 48 as of December 31, 2006. At December 27, 2008, the Company had no material unrecognized tax benefits. Additionally, there were no accrued interest or penalties as of December 27, 2008, December 29, 2007 or December 30, 2006.

11. Commitments and Contingencies

Legal

The Company received a letter from the United Kingdom's Ministry of Defence (the "Customer") dated February 9, 2004, attempting to terminate a contract for the design, development, production and support of a number of man-portable remote control vehicles for use in explosive ordnance disposal operations. The Company entered into the contract with the Customer on May 23, 2001, and substantially completed the product design and development phase of the work. The Company received payments based upon achieving a number of contract milestones and has recognized revenue based on progress under the percentage-of-completion method of accounting. In addition to the milestone payments, the Customer advanced the Company funds to purchase long-lead inventory components in advance of the production contemplated in the contract. On July 27, 2006, the Company signed an agreement with the United Kingdom's Ministry of Defence (MoD) Defence Procurement Agency (DPA) to supply 30 iRobot PackBot EOD robots, spare parts and support in exchange for the payments received by the Company under the contract. At December 30, 2006, all obligations, with the exception of normal warranty and support, resulting from the signing of this agreement had been satisfied.

On August 17, 2007, the Company filed a lawsuit in Massachusetts Superior Court against Robotic FX, Inc. and Jameel Ahed alleging, among other things, misappropriation of trade secrets and breach of contract, and seeking both injunctive and monetary relief. The case was subsequently removed to the United States District Court for the District of Massachusetts. On November 2, 2007, the court issued a preliminary injunction, and on December 21, 2007 issued a permanent injunction, against Robotic FX, Inc. and Mr. Ahed preventing the sale of products using certain of our trade secrets, including the Robotic FX Negotiator product.

In addition, on August 17, 2007, the Company filed a lawsuit in the United States District Court for the Northern District of Alabama against Robotic FX, Inc. alleging willful infringement of two patents owned by the Company, and seeking both injunctive and monetary relief. On December 21, 2007, the court entered a judgment that Robotic FX, Inc. knowingly infringed on both asserted patents.

In a related settlement, Robotic FX, Inc. was dissolved and certain residual assets were retained by the Company at its election. Mr. Ahed is prohibited from participating in competitive activities in the robotics industry for five years.

The cumulative litigation and settlement-related expenditures associated with this dispute are expected to total approximately $3.0 million, including an obligation to make cash payments up to $0.5 million through 2012, contingent upon Mr. Ahed and Robotic FX, Inc. continuing to meet obligations pursuant to various agreements, including but not limited to certain non-competition provisions, $0.1 million has been paid to Mr. Ahed during the fiscal year ended December 27, 2008. These contingent payments will continue to be expensed, when and if earned.

Lease Obligations

The Company leases its facilities. Rental expense under operating leases for fiscal 2008, 2007 and 2006 amounted to $3.8 million, $2.1 million, and $2.1 million, respectively. The Company recorded $0.7 million of expense in the fiscal year ended December 27, 2008 for remaining lease commitments, net of estimated sublease income, at its former corporate headquarters in Burlington, MA. Future minimum rental payments under operating leases were as follows as of December 27, 2008:

	Operating Leases
2009	$ 2,625
2010	2,414
2011	2,306
2012	2,254
2013	2,087
Thereafter	12,698
Total minimum lease payments	$24,384

Guarantees and Indemnification Obligations

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses incurred by the indemnified party, generally the Company's customers, in connection with any patent, copyright, trade secret or other proprietary right infringement claim by any third party with respect to the Company's software. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 27, 2008 and December 29, 2007, respectively.

Warranty

The Company provides warranties on most products and has established a reserve for warranty based on identified warranty costs. The reserve is included as part of accrued expenses (Note 5) in the accompanying balance sheets.

Activity related to the warranty accrual was as follows:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
		(In thousands)	
Balance at beginning of period	$ 2,491	$ 2,462	$ 2,031
Provision	7,728	6,649	5,971
Warranty usage(*)	(4,839)	(6,620)	(5,540)
Balance at end of period	$ 5,380	$ 2,491	$ 2,462

(*) Warranty usage includes the pro rata expiration of product warranties not utilized.

Sales Taxes

The Company collects and remits sales tax in jurisdictions in which it has a physical presence or it believes a nexus exists, which therefore obligates the Company to collect and remit sales tax. The Company has recently been audited by one state and has recorded a liability, in the year ended December 27, 2008, for the expected sales tax exposure resulting from this audit. The Company is not currently aware of any asserted claims for sales tax liabilities for prior taxable periods in any other state.

The Company has conducted an evaluation of whether it has established a nexus in various jurisdictions with respect to sales tax. In conjunction with this evaluation, the Company has approached several states pursuant to voluntary disclosure arrangements. As a result of this process, the Company has agreed to register and file prospectively in four states in accordance with the terms of the voluntary disclosure agreements, and has recorded a liability for potential exposure in other states. The Company continues to analyze possible sales tax exposure, but does not currently believe that any individual claim or aggregate claims that might arise will ultimately have a material effect on its consolidated results of operations, financial position or cash flows.

12. Employee Benefits

The Company sponsors a retirement plan under Section 401(k) of the Internal Revenue Code (the "Retirement Plan"). All Company employees, with the exception of temporary and contract employees are eligible to participate in the Retirement Plan after satisfying age and length of service requirements prescribed by the plan. Under the Retirement Plan, employees may make tax-deferred contributions, and the Company, at its sole discretion, and subject to the limits prescribed by the IRS, may make either a nonelective contribution on behalf of all eligible employees or a matching contribution on behalf of all plan participants.

The Company elected to make a matching contribution of approximately $0.9 million, $0.8 million and $0.7 million for the plan years ended December 27, 2008, December 29, 2007 and December 30, 2006 ("Plan-Year 2008," "Plan-Year 2007" and "Plan-Year 2006"), respectively. The employer contribution represents a matching contribution at a rate of 50% of each employee's first six percent contribution. Accordingly, each employee participating during Plan-Year 2008 Plan-Year 2007 and Plan-Year 2006 is entitled up to a maximum of three percent of his or her eligible annual payroll. The employer matching contribution for Plan-Year 2008 is included in accrued compensation.

13. Acquisition of Nekton Research, LLC

In September 2008 the Company acquired Nekton, an unmanned underwater robot technology company based in Raleigh, North Carolina. The Company acquired Nekton for a purchase price of $10 million, consisting primarily of cash and direct acquisition costs, with the potential for additional consideration up to $5 million based on the achievement of certain business and financial milestones. In connection with the acquisition, the Company assumed $0.1 million in net liabilities, and recorded $4.5 million of intangible assets and $5.4 million of goodwill. Approximately $0.2 million of the purchase price was allocated to in-process research and development and was expensed upon completion of the acquisition.

The condensed consolidated financial statements for the year ended December 27, 2008 include the results of operations of Nekton commencing as of September 8, 2008, the acquisition date. No supplemental pro forma information is presented for the acquisition due to the immaterial effect of the acquisition on the Company's results of operations.

14. Goodwill and other intangible assets

The carrying amount of the goodwill at December 27, 2008 of $5.4 million is from the acquisition of Nekton completed in September 2008.

Other intangible assets include the value assigned to completed technology, research contracts, and a trade name. The estimated useful lives for all of these intangible assets are two to ten years. The intangible assets are being amortized on a straight-line basis, which is consistent with the pattern that the economic benefits of the intangible assets are expected to be utilized based upon estimated cash flows generated from such assets.

Intangible assets at December 27, 2008 and December 29, 2007 consisted of the following:

	December 27, 2008		
	Cost	Accumulated Amortization	Net
		(In thousands)	
Completed technology	$3,700	$124	$3,576
Research contracts	100	16	84
Tradename	700	24	676
Total	$4,500	$164	$4,336

There were no goodwill or intangible assets at December 29, 2007.

Amortization expense related to acquired intangible assets was $164,000 for the twelve months ended December 27, 2008. The estimated future amortization expense related to current intangible assets in each of the five succeeding fiscal years is expected to be as follows:

	(In thousands)
2009	492
2010	473
2011	440
2012	440
2013	440
Total	$2,285

15. Industry Segment, Geographic Information and Significant Customers

The Company operates in two reportable segments, the home robots division and the government and industrial division. The nature of products and types of customers for the two segments vary significantly. As such, the segments are managed separately.

Home Robots

The Company's home robots division offers products to consumers through a network of retail businesses throughout the U.S. and to certain countries through international distributors and through the Company's on-line store. The Company's home robots division includes mobile robots used in the maintenance of domestic households sold primarily to retail outlets.

Government and Industrial

The Company's government and industrial division offers products through a small U.S. government-focused sales force, while products are sold to a limited number of countries other than the United States through international distribution. The Company's government and industrial products are robots used by various U.S. and foreign governments, primarily for reconnaissance and bomb disposal missions.

The table below presents segment information about revenue, cost of revenue, gross margin and income (loss) before income taxes:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December, 30 2006
		(In thousands)	
Revenue:			
Home Robots	$173,602	$144,483	$112,430
Government & Industrial	134,019	104,598	76,525
Other	—	—	—
Total revenue	307,621	249,081	188,955
Cost of revenue:			
Home Robots	123,833	97,878	68,066
Government & Industrial	90,317	68,616	51,189
Other	—	—	(35)
Total cost of revenue	214,150	166,494	119,220
Gross margin:			
Home Robots	49,769	46,605	44,364
Government & Industrial	43,702	35,982	25,336
Other	—	—	35
Total gross margin	93,471	82,587	69,735
Research and development			
Other	17,566	17,082	17,025
Selling and marketing			
Other	46,866	44,894	33,969
General and administrative			
Other	28,840	20,919	18,703
Litigation and related expenses			
Other	—	2,341	—
Other income, net			
Other	926	3,151	3,831
Income before income taxes			
Other	$ 1,125	$ 502	$ 3,869

As of December 27, 2008, goodwill of $5.4 million and purchased intangible assets of $4.3 million recorded in conjunction with the acquisition of Nekton in September 2008, as well as the $2.5 million investment in Advanced Scientific Concepts, Inc., are directly associated with the government and industrial division. Other long lived assets are not directly attributable to individual business segments.

Geographic Information

For the fiscal years ended December 27, 2008 and December 29, 2007, sales to non-U.S. customers accounted for 23.4% and 13.1% of total revenue, respectively. For the year ended December 27, 2008, sales to non-U.S. customers in any single country did not account for more than 10% of total revenue.

Significant Customers

For the fiscal years ended December 27, 2008 and December 29, 2007, U.S. federal government orders, contracts and subcontracts accounted for 40.3% and 34.9% of total revenue, respectively.

16. Quarterly Information (Unaudited)

	Fiscal Quarter Ended							
	March 31, 2007	June 30, 2007	September 29, 2007	December 29, 2007	March 29, 2008	June 28, 2008	September 27, 2008	December 27, 2008
	(In thousands, except per share amounts)							
Revenue	$39,487	$47,014	$63,840	$98,740	$57,302	$67,202	$92,415	$90,702
Gross profit	11,117	15,224	20,112	36,134	15,360	16,468	28,930	32,713
Net income (loss)	(5,501)	(4,776)	(1,378)	20,715	(4,005)	(4,513)	3,852	5,422
Diluted earnings (loss) per share	$ (0.23)	$ (0.20)	$ (0.06)	$ 0.81	$ (0.16)	$ (0.18)	$ 0.15	$ 0.21

Form 10-K

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not Applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of disclosure controls and procedures.

As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), of the effectiveness, as of the end of the period covered by this report, of the design and operation of our "disclosure controls and procedures" as defined in Rule 13a-15(e) promulgated by the SEC under the Exchange Act. Based upon that evaluation, our CEO and our CFO concluded that our disclosure controls and procedures, as of the end of such period, were adequate and effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of December 27, 2008, based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 27, 2008 based on the specified criteria.

The effectiveness of the Company's internal control over financial reporting as of December 27, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

During the quarter ended December 27, 2008, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting except as described above.

ITEM 9B. *OTHER INFORMATION*

Our policy governing transactions in our securities by our directors, officers, and employees permits our officers, directors, funds affiliated with our directors, and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Exchange Act. We have been advised that certain of our officers and directors (including Colin Angle, Chairman and Chief Executive Officer and Helen Greiner, Director) of the Company have entered into a trading plan (each a "Plan" and collectively, the "Plans") covering periods after the date of this Annual Report on Form 10-K in accordance with Rule 10b5-1 and our policy governing transactions in our securities. Generally, under these trading plans, the individual relinquishes control over the transactions once the trading plan is put into place. Accordingly, sales under these plans may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving our company.

We anticipate that, as permitted by Rule 10b5-1 and our policy governing transactions in our securities, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of our executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 and the requirements of our policy governing transactions in our securities in our future Quarterly and Annual Reports on Form 10-Q and 10-K filed with the SEC. We, however, undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 27, 2008.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 27, 2008.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 27, 2008.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 27, 2008.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 27, 2008.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following are filed as part of this Annual Report on Form 10-K:

1. Financial Statements

The following consolidated financial statements are included in Item 8:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 27, 2008 and December 29, 2007

Consolidated Statements of Operations for the Years ended December 27, 2008, December 29, 2007, and December 30, 2006

Consolidated Statements of Stockholders' Equity (Deficit) for the Years ended December 27, 2008, December 29, 2007, and December 30, 2006.

Consolidated Statements of Cash Flows for the Years ended December 27, 2008, December 29, 2007, and December 30, 2006

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

All other schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the Notes thereto.

3. Exhibits — See item 15(b) of this report below

(b) Exhibits

The following exhibits are filed as part of and incorporated by reference into this Annual Report:

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and among the Registrant, Farragut Acquisition, LLC, Nekton Research, LLC and the Members Representative named therein, dated September 5, 2008 (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on September 8, 2008 and incorporated by reference herein)
3.1(1)	Form of Second Amended and Restated Certificate of Incorporation of the Registrant dated November 15, 2005
3.2(1)	Amended and Restated By-laws of the Registrant
4.1(1)	Specimen Stock Certificate for shares of the Registrant's Common Stock
4.2(1)	Shareholder Rights Agreement between the Registrant and Computershare Trust Company, Inc., as the Rights Agent dated November 15, 2005
10.1(1)	Fifth Amended and Restated Registration Rights Agreement by and among the Registrant, the Investors and the Stockholders named therein, dated as of November 10, 2004
10.2†(1)	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers

Exhibit Number	Description
10.3†	Registrant's Senior Executive Incentive Compensation Plan (filed as Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated by reference herein)
10.4†(1)	Amended and Restated 1994 Stock Plan and forms of agreements thereunder
10.5†	Amended and Restated 2001 Special Stock Option Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein)
10.6†	Amended and Restated 2004 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.7(1)	Lease Agreement between the Registrant and Burlington Crossing Office LLC for premises located at 63 South Avenue, Burlington, Massachusetts, dated as of October 29, 2002, as amended
10.8	Sublease between the Registrant and Lahey Clinic Hospital, Inc. for premises located at 63 South Avenue, Burlington, Massachusetts, dated as of September 20, 2005 (filed as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein)
10.9†	Form of Executive Agreement between the Registrant and certain executive officers of the Registrant, as amended (filed as Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated by reference herein)
10.10†(1)	Employment Agreement between the Registrant and Helen Greiner, dated as of January 1, 1997
10.11†(1)	Employment Agreement between the Registrant and Colin Angle, dated as of January 1, 1997
10.12†(1)	Employment Agreement between the Registrant and Joseph W. Dyer, dated as of February 18, 2004
10.13†	Independent Contractor Agreement between the Registrant and Rodney Brooks, dated as of December 30, 2002
10.14(1)	Government Contract DAAE07-03-9-F001 (Small Unmanned Ground Vehicle)
10.15(1)	Government Contract N00174-03-D-0003 (Man Transportable Robotic System)
10.16†(1)	2005 Stock Option and Incentive Plan and forms of agreements thereunder
10.17#(1)	Manufacturing and Services Agreement between the Registrant and Gem City Engineering Corporation, dated as of July 27, 2004
10.18†	Non-Employee Directors' Deferred Compensation Program, as amended (filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated by reference herein)
10.19	Lease Agreement between the Registrant and Boston Properties Limited Partnership for premises located at 4-18 Crosby Drive, Bedford, Massachusetts, dated as of February 22, 2007 (filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated by reference herein)
10.20	Credit Agreement between the Registrant and Bank of America, N.A., dated as of June 5, 2007 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.21	Master Loan and Security Agreement between the Registrant and Banc of America Leasing and Capital, LLC, dated as of June 13, 2007 and Addendum to Master Loan and Security Agreement between the Registrant and Banc of America Leasing Capital, LLC, dated as of June 19, 2007 (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.22#	Manufacturing Agreement between the Registrant and Kin Yat Industrial Co. Ltd., dated as of March 23, 2007 (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.23†	Senior Executive Incentive Compensation Plan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 and incorporated by reference herein)

Exhibit Number	Description
10.24†	Transitional Services and Departure Agreement by and between the Registrant and Geoffrey P. Clear, dated April 30, 2008 (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 and incorporated by reference herein)
10.25	First Amendment and Waiver to Credit Agreement by and between the Registrant and Bank of America, N.A., dated April 30, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 29, 2008 and incorporated by reference herein)
10.26	Second Amendment and Waiver to Credit Agreement by and between the Registrant and Bank of America, N.A., dated September 5, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 10, 2008 and incorporated by reference herein)
10.27	First Amendment to Note by and between the Registrant and Bank of America, N.A., dated April 30, 2008 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 29, 2008 and incorporated by reference herein)
10.28†	Form of Deferred Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.29†	Form of Restricted Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.30	Amendment No. 1 to the Master Loan and Security Agreement between the Registrant and Banc of America Leasing and Capital, LLC, dated as of May 15, 2008 (filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.31†	Amended and Restated Independent Contractor Agreement by and between the Registrant and Rodney A. Brooks, dated August 8, 2008 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 27, 2008 and incorporated by reference herein)
10.32†*	Employment Separation Agreement by and between the Registrant and Helen Greiner, dated October 22, 2008
21.1	Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein)
23.1*	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (incorporated by reference to the signature page of this report on Form 10-K)
31.1*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
31.2*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Indicates a management contract or any compensatory plan, contract or arrangement.

Confidential treatment requested for portions of this document.

(1) Incorporated by reference herein to the exhibits to the Company's Registration Statement on Form S-1 (File No. 333-126907)

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

iROBOT CORPORATION

By: /s/ Colin M. Angle

Colin M. Angle
Chairman of the Board,
Chief Executive Officer and Director

Date: February 13, 2009

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Colin M. Angle and John Leahy, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities indicated on February 13, 2009.

Signature	Title(s)
/s/ COLIN M. ANGLE Colin M. Angle	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ JOHN LEAHY John Leahy	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
/s/ ALISON DEAN Alison Dean	Vice President, Financial Controls & Analysis (Principal Accounting Officer)
/s/ RONALD CHWANG Ronald Chwang	Director
/s/ JACQUES S. GANSLER Jacques S. Gansler	Director
/s/ RODNEY A. BROOKS Rodney A. Brooks	Director
/s/ ANDREA GEISSER Andrea Geisser	Director

Signature	Title(s)
/s/ GEORGE C. MCNAMEE George C. McNamee	Director
/s/ HELEN GREINER Helen Greiner	Director
/s/ PETER MEEKIN Peter Meekin	Director
/s/ PAUL J. KERN Paul J. Kern	Director

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and among the Registrant, Farragut Acquisition, LLC, Nekton Research, LLC and the Members Representative named therein, dated September 5, 2008 (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on September 8, 2008 and incorporated by reference herein)
3.1(1)	Form of Second Amended and Restated Certificate of Incorporation of the Registrant dated November 15, 2005
3.2(1)	Amended and Restated By-laws of the Registrant
4.1(1)	Specimen Stock Certificate for shares of the Registrant's Common Stock
4.2(1)	Shareholder Rights Agreement between the Registrant and Computershare Trust Company, Inc., as the Rights Agent dated November 15, 2005
10.1(1)	Fifth Amended and Restated Registration Rights Agreement by and among the Registrant, the Investors and the Stockholders named therein, dated as of November 10, 2004
10.2†(1)	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers
10.3†	Registrant's Senior Executive Incentive Compensation Plan (filed as Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated by reference herein)
10.4†(1)	Amended and Restated 1994 Stock Plan and forms of agreements thereunder
10.5†	Amended and Restated 2001 Special Stock Option Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein)
10.6†	Amended and Restated 2004 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.7(1)	Lease Agreement between the Registrant and Burlington Crossing Office LLC for premises located at 63 South Avenue, Burlington, Massachusetts, dated as of October 29, 2002, as amended
10.8	Sublease between the Registrant and Lahey Clinic Hospital, Inc. for premises located at 63 South Avenue, Burlington, Massachusetts, dated as of September 20, 2005 (filed as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein)
10.9†	Form of Executive Agreement between the Registrant and certain executive officers of the Registrant, as amended (filed as Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated by reference herein)
10.10†(1)	Employment Agreement between the Registrant and Helen Greiner, dated as of January 1, 1997
10.11†(1)	Employment Agreement between the Registrant and Colin Angle, dated as of January 1, 1997
10.12†(1)	Employment Agreement between the Registrant and Joseph W. Dyer, dated as of February 18, 2004
10.13†	Independent Contractor Agreement between the Registrant and Rodney Brooks, dated as of December 30, 2002
10.14(1)	Government Contract DAAE07-03-9-F001 (Small Unmanned Ground Vehicle)
10.15(1)	Government Contract N00174-03-D-0003 (Man Transportable Robotic System)
10.16†(1)	2005 Stock Option and Incentive Plan and forms of agreements thereunder
10.17#(1)	Manufacturing and Services Agreement between the Registrant and Gem City Engineering Corporation, dated as of July 27, 2004
10.18†	Non-Employee Directors' Deferred Compensation Program, as amended (filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated by reference herein)
10.19	Lease Agreement between the Registrant and Boston Properties Limited Partnership for premises located at 4-18 Crosby Drive, Bedford, Massachusetts, dated as of February 22, 2007 (filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated by reference herein)
10.20	Credit Agreement between the Registrant and Bank of America, N.A., dated as of June 5, 2007 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)

Exhibit Number	Description
10.21	Master Loan and Security Agreement between the Registrant and Banc of America Leasing and Capital, LLC, dated as of June 13, 2007 and Addendum to Master Loan and Security Agreement between the Registrant and Banc of America Leasing Capital, LLC, dated as of June 19, 2007 (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.22#	Manufacturing Agreement between the Registrant and Kin Yat Industrial Co. Ltd., dated as of March 23, 2007 (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.23†	Senior Executive Incentive Compensation Plan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 and incorporated by reference herein)
10.24†	Transitional Services and Departure Agreement by and between the Registrant and Geoffrey P. Clear, dated April 30, 2008 (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 and incorporated by reference herein)
10.25	First Amendment and Waiver to Credit Agreement by and between the Registrant and Bank of America, N.A., dated April 30, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 29, 2008 and incorporated by reference herein)
10.26	Second Amendment and Waiver to Credit Agreement by and between the Registrant and Bank of America, N.A., dated September 5, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 10, 2008 and incorporated by reference herein)
10.27	First Amendment to Note by and between the Registrant and Bank of America, N.A., dated April 30, 2008 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 29, 2008 and incorporated by reference herein)
10.28†	Form of Deferred Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.29†	Form of Restricted Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.30	Amendment No. 1 to the Master Loan and Security Agreement between the Registrant and Banc of America Leasing and Capital, LLC, dated as of May 15, 2008 (filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.31†	Amended and Restated Independent Contractor Agreement by and between the Registrant and Rodney A. Brooks, dated August 8, 2008 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 27, 2008 and incorporated by reference herein)
10.32†*	Employment Separation Agreement by and between the Registrant and Helen Greiner, dated October 22, 2008
21.1	Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein)
23.1*	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (incorporated by reference to the signature page of this report on Form 10-K)
31.1*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
31.2*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Indicates a management contract or any compensatory plan, contract or arrangement.

Confidential treatment requested for portions of this document.

(1) Incorporated by reference herein to the exhibits to the Company's Registration Statement on Form S-1 (File No. 333-126907)

* Filed herewith

The following graph compares the cumulative 37-month total return provided to shareholders on iRobot Corporation's common stock relative to the cumulative total returns of the NASDAQ Composite index and the NASDAQ Computer & Data Processing index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on 11/9/2005 and its relative performance is tracked through 12/31/2008.

COMPARISON OF 37 MONTH CUMULATIVE TOTAL RETURN*

Among iRobot Corporation, The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
11/05
12/05
2/06
4/06
6/06
8/06
10/06
12/06
2/07
4/07
6/07
8/07
10/07
12/07
2/08
4/08
6/08
8/08
10/08
12/08
iRobot Corporation
NASDAQ Composite
NASDAQ Computer & Data Processing

*$100 invested on 11/9/05 in stock or 10/31/05 in index-including reinvestment of dividends.
Fiscal year ending December 31.

	11/05	11/05	12/05	1/06	2/06	3/06	4/06	5/06	6/06	7/06	8/06
iRobot Corporation	100.00	109.48	124.83	133.15	103.00	104.12	81.65	83.11	93.18	65.58	66.29
NASDAQ Composite	100.00	105.18	104.55	109.64	108.48	111.75	111.30	104.54	104.37	100.95	105.47
NASDAQ Computer & Data Processing	100.00	104.11	101.68	105.85	101.50	104.61	102.11	94.77	97.73	96.02	101.08

9/06	10/06	11/06	12/06	1/07	2/07	3/07	4/07	5/07	6/07	7/07	8/07	9/07	10/07	11/07	12/07
75.13	76.82	69.70	67.64	68.43	52.10	48.95	59.36	61.65	74.34	66.97	82.62	74.46	67.75	60.00	67.72
108.88	114.25	117.50	117.18	119.48	117.24	117.71	122.07	126.07	126.01	123.38	125.35	131.32	138.65	128.69	127.94
107.07	113.10	116.33	114.68	118.20	113.29	114.54	118.66	123.16	121.71	117.52	118.79	125.46	143.81	132.51	136.60

1/08	2/08	3/08	4/08	5/08	6/08	7/08	8/08	9/08	10/08	11/08	12/08
75.54	68.61	64.08	60.07	52.51	51.46	51.87	52.40	55.51	38.65	39.10	33.82
115.00	109.97	109.95	116.59	121.87	111.08	111.01	112.53	98.57	80.82	72.35	74.54
120.38	109.56	110.21	118.24	122.82	113.10	109.39	112.62	103.09	85.26	77.19	78.08

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Corporate Office
8 Crosby Drive
Bedford, Massachusetts 01730
Phone: 781-430-3000
Fax: 781-430-3001

Transfer Agent
Computershare Trust
Company, Inc.
350 Indiana Street
Suite 750
Golden, Colorado 80401
Phone: 303.262.0600

Legal Counsel
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
Phone: 617.570.1000

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
125 High Street
Boston, Massachusetts 02110
Phone: 617.530.5000

Common Stock Information
Our common stock is traded on the Nasdaq National Market under the symbol IRBT.

Investor Information
Elise P. Caffrey
Vice President, Investor Relations

A copy of our financial reports, stock quotes, news releases, SEC filings, as well as information on our products is available in the Investor Relations section of www.irobot.com

Board Members
Colin M. Angle
Co-founder, Chairman of the Board and Chief Executive Officer

Dr. Rodney A. Brooks
Co-founder

Dr. Ronald Chwang
Director

Dr. Jacques S. Gansler
Director, Nominating & Corporate Governance Committee Chair

Andrea Geisser
Director, Audit Committee Chair

Helen Greiner
Co-founder

General Paul J. Kern
(U.S. Army, Ret.)
Director

George C. McNamee
Lead Independent Director, Compensation Committee Chair

Peter T. Meekin
Director

Executive Team
Colin M. Angle
Chief Executive Officer

John J. Leahy
Executive Vice President, Chief Financial Officer and Treasurer

Jeffrey A. Beck
President and General Manager, Home Robots

Vice Admiral Joe Dyer
(U.S. Navy, Ret.)
President and General Manager, Government & Industrial Robots

Glen D. Weinstein
Senior Vice President and General Counsel

Alison Dean
Vice President, Financial Controls and Analysis

NOTES

NOTES

iRobot Mission | Build cool stuff • Deliver great product • Make money • Have fun • **Change the world**

iRobot®

Corporate Headquarters

8 Crosby Drive
Bedford, MA 01730
USA

Phone: 781.430.3000
Fax: 781.430.3001

www.irobot.com
info@irobot.com